zumiez

09010677

Notice of 2009 Annual Meeting
And Proxy Statement
2008 Annual Report on Form 10-K

zumiez

6300 Merrill Creek Parkway Suite B
Everett, WA 98203

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On May 27, 2009

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Zumiez Inc., a Washington corporation. Zumiez is also referred to as "we," "our," "us," and the "Company." The meeting will be held on Wednesday, May 27, 2009 at 1:00 p.m. (Pacific Time) at our headquarters located at 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203 for the following purposes:

1. To elect three directors to hold office until our 2012 annual meeting of shareholders;

2. To approve amendments to our existing 2005 Equity Incentive Plan to allow for a one-time stock option exchange program for employees other than directors and executive officers;

3. To consider and act upon a proposal to ratify the selection of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending January 30, 2010 ("fiscal 2009"); and

4. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

Our board of directors recommends a vote **"For"** Items 1, 2 and 3. The record date for the annual meeting is April 3, 2009. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement thereof.

YOUR VOTE IS IMPORTANT!

Whether or not you attend the annual meeting, it is important that your shares be represented and voted at the meeting. Therefore, I urge you to promptly vote online, or if you received a paper copy of the voting card, submit your proxy by signing, dating, and returning the accompanying proxy card in the enclosed, prepaid, return envelope. If you decide to attend the annual meeting and you are a shareholder of record, you will be able to vote in person, even if you have previously submitted your proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 27, 2009: The Notice of Annual Meeting of Shareholders, Proxy Statement and the Annual Report to Shareholder are available on the following website at *http://ir.zumiez.com./phoenix.zhtml?c=188692&p=irol-reports*.

By Order of the Board of Directors
Trevor S. Lang
Chief Financial Officer and Secretary

Everett, WA
April 20, 2009

zumiez

6300 Merrill Creek Parkway Suite B
Everett, WA 98203

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 27, 2009

QUESTIONS AND ANSWERS

Why am I receiving these proxy materials?

We sent you this proxy statement and the accompanying proxy card because the board of directors of Zumiez Inc. is soliciting your proxy to vote at its 2009 annual meeting of shareholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. Should you choose to attend, you must be ready to present proof of your ownership of Zumiez stock as of the record date, April 3, 2009, to attend the meeting. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the accompanying proxy card.

We intend to mail this proxy statement and the accompanying proxy card on or about April 24, 2009 to all shareholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only shareholders of record at the close of business on April 3, 2009, the record date for the annual meeting, will be entitled to vote at the annual meeting. At the close of business on the record date, there were 29,981,005 shares of common stock outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name

If at the close of business on the record date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you vote your proxy to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If at the close of business on the record date, your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. Should you choose to attend, you must be ready to present proof of your ownership of Zumiez stock as of the record date, April 3, 2009, to attend the meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid legal proxy issued in your name from your broker, bank or other agent.

What am I voting on?

You are being asked to vote on the election of three directors (Proposal 1), to approve amendments to the existing 2005 Equity Incentive Plan to allow for a one-time stock option exchange program for employees other than directors and executive officers (Proposal 2), and to consider and act on a proposal to ratify the selection of Moss Adams, LLP as our independent registered public accounting firm for the fiscal year ending January 30, 2010 (Proposal 3). When you vote your proxy, you appoint Trevor S. Lang and Richard M. Brooks as your representatives at the meeting. (When we refer to the "named proxies," we are referring to Mr. Lang and Mr. Brooks.) This way, your shares will be voted even if you cannot attend the meeting.

How do I vote?

For any matter to be voted on, you may vote "For" or "Against" or abstain from voting (for the election of directors, you may do this for any director nominee that you specify). The procedures for voting are as follows:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the annual meeting. Alternatively, you may vote by proxy via the internet, phone or by proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive. Please be prepared to present proof of your ownership of Zumiez stock as of April 3, 2009.
- To vote via the internet—You may vote online at *www.proxyvote.com*. Follow the instructions on the enclosed proxy card. Voting on the internet has the same effect as voting by mail or by telephone. If you vote on the internet, do not return your proxy card and do not vote via telephone. Internet voting will be available until 11:59 p.m. PST May 26, 2009.
- To vote via telephone—Shareholders may vote by telephone by following the instructions on the enclosed proxy. Voting by telephone has the same effect as voting by mail or via the internet. If you vote by telephone, do not return your proxy card or vote via the internet. Telephone voting will be available until 11:59 p.m. PST, May 26, 2009.
- To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy or voting instruction form with these proxy materials from that organization rather than from us. You can vote by using the proxy or voting information form provided by your broker, bank or other agent or, if made available, vote by telephone or the internet. To vote in person at the annual meeting, you must obtain a legal proxy from your broker, bank, or other agent. Under a legal proxy, the bank, broker, or other agent confers all of its rights as a record holder (which may in turn have been passed on to it by the ultimate record holder) to grant proxies or to vote at the meeting. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a legal proxy. Please allow sufficient time to receive a legal proxy through the mail after your broker, bank, or other agent receives your request.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of the close of business on April 3, 2009, the record date for the annual meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all nominees for director, "For" the one-time option exchange program for employees and "For" the ratification of the selection of Moss Adams, LLP as our independent registered public accounting firm for the fiscal year ending January 30, 2010 (fiscal 2009). If any other matter is properly presented at the meeting, one of the named proxies on your proxy card as your proxy will vote your shares using his discretion.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. We have retained Advantage Proxy to act as a proxy solicitor in conjunction with the annual meeting. We have agreed to pay Advantage Proxy a nominal fee for proxy solicitation services.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted. Alternatively, if you vote by telephone or on the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

Can I change my vote after voting my proxy?

Yes. You can revoke your proxy at any time before the applicable vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy with a later date.
- You may send a written notice that you are revoking your proxy to our Secretary, Trevor Lang, at 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203, or
- You may attend the annual meeting and vote in person (If you hold your shares beneficially through a broker, you must bring a legal proxy from the record holder in order to vote at the meeting).

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by shareholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Generally, abstentions and broker non-votes (discussed below in "How are votes counted?") will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For," "Against" and "Abstain" and broker non-votes (if applicable). Abstentions and broker non-votes (described below) will not be counted as votes cast for any proposal.

If your shares are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a voting instruction form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions to your broker, bank or other agent, they can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Under the rules of the New York Stock Exchange ("NYSE"), if your broker holds your shares in its name, the broker is permitted to vote your shares on the election of directors (Proposal 1), and the ratification of the selection of Moss Adams, LLP (Proposal 3), even if it does not receive voting instructions from you because these proposals are considered "discretionary." Proposal 2 with respect to the amendments to the 2005 Equity Incentive Plan to allow for a one-time option exchange program is considered "non-discretionary," meaning that brokers who hold shares for the accounts of their clients and who have not received instructions from their clients do not have discretion to vote on Proposal 2. When a broker votes a client's shares on some but not all of the proposals at the annual meeting, the missing votes are referred to as "broker non-votes." Broker non-votes will be included in determining the presence of a quorum at the annual meeting but are not considered "present" or a vote cast for purposes of voting on the non-discretionary items.

How many votes are needed to approve each proposal?

Under Washington corporation law and our Articles of Incorporation and our Bylaws, if a quorum exists, the approval of any corporate action taken at a shareholder meeting is based on votes cast. "Votes cast" means votes actually cast "for" or "against" a particular proposal, whether by proxy or in person. Abstentions and broker non-votes (discussed previously) are not considered "votes cast." Each outstanding share entitled to vote with respect to the subject matter of an issue submitted to a meeting of the shareholders shall be entitled to one vote per share.

Election of Directors. As described in more detail below under "Election of Directors," we have adopted majority voting procedures for the election of directors in uncontested elections. As this is an uncontested election, the Director nominees will be elected if the votes cast "for" a nominee's election exceed the votes cast "against" the Director nominee. There is no cumulative voting for the election of Directors.

If a Director nominee does not receive the requisite votes to be elected, that Director's term will end on the date on which an individual is selected by the Board to fill the position held by such Director or ninety (90) days after the date the election results are determined, or the date the Director nominee resigns, whichever occurs first.

Other Proposals. For approval of the amendments to the 2005 Equity Incentive Plan to allow for a one-time stock option exchange program (Proposal 2) and the ratification of the selection of our independent registered public accounting firm for the fiscal year ending January 30, 2010 (Proposal 3), if the number of "For" votes exceeds the number of "Against" votes, then Proposal 2 and Proposal 3 will be ratified.

If you abstain from voting on any of the proposals, or if a broker or bank indicates it does not have discretionary authority to vote on any particular proposal, the shares will be counted for the purpose of determining if a quorum is present, but will not be included in the vote totals as a vote cast with respect to the proposal in question. Furthermore, any abstention or broker non-vote (a broker non-vote is explained previously in "How are votes counted") will have no effect on the proposals to be considered at the meeting since these actions do not represent votes cast by shareholders.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter ending August 1, 2009.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company currently has seven directors. The directors are divided into three classes so that approximately one-third of the directors are elected each year for three-year terms. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Three directors are nominees for election this year and each has consented to serve a three-year term ending in 2012. The remaining directors will continue to serve the terms set out below.

The nominees for director in an uncontested election, such as this one, will be elected if the votes cast in favor of a nominee's election exceed the votes cast opposing such nominee's election. Abstentions and broker non-votes are not considered "votes cast." Likewise, a share otherwise present at the meeting as to which a shareholder gives no authority or direction to vote is also not considered a "vote cast."

In a contested election, the directors shall be elected by a plurality of the votes cast. A "contested election" means an election of directors of the Corporation in which the number of nominees for any election of directors nominated by (i) the Board of Directors, or (ii) any shareholder pursuant to Article 1, Section 10 of the Company's Bylaws, or (iii) a combination of nominees by the Board of Directors and any shareholder pursuant to Article I, Section 10 of the Company's Bylaws, exceed the number of directors to be elected.

A nominee for director in an uncontested election who does not receive the requisite votes for election, but who was a director at the time of the election, shall continue to serve as a director for a term that shall terminate on the date that is the earlier of: (i) ninety (90) days from the date on which the voting results of the election are certified, (ii) the date on which an individual is selected by the Board of Directors to fill the office held by such director, which selection shall be deemed to constitute the filling of a vacancy by the Board of Directors, or (iii) the date the director resigns. Except in the foregoing sentence, a director who failed to receive a majority vote for election will not participate in the filling of his or her office. If none of the directors receive a majority vote in an uncontested election, then the incumbent directors (a) will nominate a slate of directors and hold a special meeting for the purpose of electing those nominees as soon as practicable, and (b) may in the interim fill one or more offices with the same director(s) who will continue in office until their successors are elected. If, for any reason, the directors shall not have been elected at any annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by the Company's Bylaws.

We invite and recommend all of our directors and the nominees for director to attend our annual meeting of shareholders. There was one annual meeting of shareholders during the last fiscal year.

Nominees for Election to Terms Expiring in 2012

The following is biographical information as of April 20, 2009 for each nominee for director.

Name	Age	Position
Richard M. Brooks	49	Director
Matthew L. Hyde	46	Director
James M. Weber	49	Director

Richard M. Brooks, 49, has served as Chief Executive Officer ("CEO") since June 2000. From August 1993 through June 2000, he served as a Vice President and our Chief Financial Officer ("CFO"). From November 1989 until February 1992, Mr. Brooks was with Interchecks, Inc., a subsidiary of Bowater PLC, as a finance officer. Mr. Brooks was with Deloitte, Haskins & Sells, currently known as Deloitte & Touche, from July 1982 to March 1989. Mr. Brooks holds a B.A. in Business from the University of Puget Sound. Mr. Brooks has served on the University of Puget Sound Board of Trustees from May 2002 to the present, where he serves on its Executive Committee, Development and Alumni Relations Committee and chairs its Audit Committee.

Matthew L. Hyde, 46, was appointed to our board in December 2005 and is the Executive Vice President of merchandising and marketing, joined Recreational Equipment Inc. (REI) in 1986. He currently oversees REI's brand gear and apparel business and manages the cooperative's other brand merchandising, inventory management, social compliance, marketing, public affairs and e-commerce functions. Mr Hyde previously led REI's online division, championing its award-winning multi-channel strategy. He currently serves on the board of the Youth Outdoors Legacy Fund, and holds a Bachelor's of Science degree from Oregon State University in Corvallis.

James M. Weber, 49, was appointed to our board in April 2006 and is the President and CEO of Brooks Sports, a leading running shoe and apparel company, where he has been since 2001. Mr. Weber's experience also includes positions as Managing Director of U.S. Bancorp Piper Jaffray Seattle Investment Banking practice, Chairman and CEO of Sims Sports, President of O'Brien International, Vice President of The Coleman Company and various roles with the Pillsbury Company. Mr. Weber earned an M.B.A., with distinction, from the Tuck School at Dartmouth College and is a graduate of the University of Minnesota. Presently, Mr. Weber is a director at the Seattle Sports Commission and at Bensussen, Deutsche and Associates.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH NOMINEE PREVIOUSLY NAMED

Continuing Directors Whose Terms Expire in 2010

William M. Barnum, Jr., 55, has served on our board of directors since November 2002. Since 1984, Mr. Barnum has been with Brentwood Private Equity where he co-founded the firm's private equity effort, and is currently its General Partner. Prior to joining Brentwood Private Equity, Mr. Barnum worked at Morgan Stanley & Co. in the investment banking division. He is a graduate of Stanford University, and a graduate of Stanford Law School and Stanford Graduate School of Business. Presently, Mr. Barnum is a director of Filson Holdings, Inc., Oriental Trading Company, Inc., Quiksilver Corporation, The Teaching Company Holdings, Inc., Ariat International, Inc., ThreeSixty Asia Ltd and Zoe's Kitchen Inc.

Gerald F. Ryles, 72, has served on our board of directors since August 2005. Until it was acquired in September 2003, Mr. Ryles was Chairman of the Board and a major shareholder of Microserv Technology Services, a privately held Information Technology Services company. From January 1994 through January 2001, Mr. Ryles was also the Chief Executive Officer. He also has over 40 years of management experience in several different industries as well as management consulting experience with McKinsey & Company. He is a graduate of the University of Washington, and earned an M.B.A. from Harvard University. He also serves on the board of directors of Giant Campus an educational software company, and the State of Washington's Board of Accountancy, where he is the Vice Chairman.

Continuing Directors Whose Terms Expire in 2011

Thomas D. Campion, 60, was one of our co-founders and has served on our board of directors since our inception in 1978. Mr. Campion has held various senior management positions during this time, including serving as our Chairman since June 2000. From November 1970 until August 1978, he held various management positions with JC Penney Company. Mr. Campion holds a B.A. in Political Science from Seattle University. Mr. Campion serves as the Board Chair of the Alaska Wilderness League, a Washington, D.C. based environmental group, and the Treasurer of Conservation Northwest, a Bellingham, Washington based environmental group. He is also a trustee of the Campion Foundation, a nonprofit organization focused on ensuring that biologically important ecosystems in Northwestern North American are preserved.

David M. DeMattei, 52, has served on our board of directors since August 2006 and is currently the Group President—Williams-Sonoma, Williams-Sonoma Home, west elm at Williams Sonoma, Inc., a leading specialty retailer of home furnishings in the United States, where he has been employed since 2003. Prior to that, Mr. DeMattei was the President, North America, of Coach, Inc., a designer, producer, and marketer of fine accessories and gifts for women and men, where he was employed from 1998 until 2003. Mr. DeMattei also served as the Chief Financial Officer at Gap, Inc. between 1991 and 1993. Mr. DeMattei earned a Bachelor of Science degree in Business Administration from the University of San Francisco in 1978.

CORPORATE GOVERNANCE

Independence of the Board of Directors and its Committees

As required under NASDAQ Stock Market listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our board of directors consults with our counsel to ensure that the board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable NASDAQ listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Zumiez, our senior management and our independent auditors, our board of directors has affirmatively determined that all of our directors are independent directors within the meaning of the applicable NASDAQ listing standards, except for our Chairman Mr. Campion, and Chief Executive Officer Mr. Brooks.

As required under applicable NASDAQ listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our board of directors are comprised of directors determined by the board to be independent within the meaning of the applicable NASDAQ listing standards.

Certain Relationships and Related Transactions

The Company made charitable contributions to the Zumiez Foundation in fiscal 2008 and fiscal 2007 of approximately of $368,000 and $581,000. Our Chairman, Thomas D. Campion, is a trustee of the Zumiez Foundation.

Policy and Procedures with Respect to Related Person Transactions

The Company recognizes that Related Person Transactions (defined as transactions, arrangements or relationships in which the Company was, is or will be a participant and the amount involved exceeds $10,000, and in which any Related Person had, has or will have a direct or indirect interest) may raise questions among shareholders as to whether those transactions are consistent with the best interests of the Company and its shareholders. It is the Company's policy to enter into or ratify Related Person Transactions only when the board of directors, acting through the audit committee of the board of directors determines that the Related Person Transaction in question is in, or is not inconsistent with, the best interests of the Company and its shareholders, including but not limited to situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the Company provides products or services to Related Persons (as defined below) on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

"Related Persons" are defined as follows:

1. any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;
2. any person who is known to be the beneficial owner of more than 5% of any class of the Company's voting securities;
3. any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or

more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and

4. any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Directors and executive officers are required to submit to the audit committee a list of immediate family members and a description of any current or proposed Related Person Transactions on an annual basis and provide updates during the year.

In its review of any Related Person Transactions, the audit committee shall consider all of the relevant facts and circumstances available to the audit committee, including (if applicable) but not limited to: the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediately family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. No member of the audit committee shall participate in any review, consideration or approval of any Related Person Transaction with respect to which such member or any of his or her immediate family members is the Related Person. The audit committee shall approve or ratify only those Related Person Transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the audit committee determines in good faith. The audit committee shall convey the decision to the Chief Executive Officer or the Chief Financial Officer, who shall convey the decision to the appropriate persons within the Company.

Information Regarding the Board of Directors and its Committees

Our board has established an audit committee, a compensation committee and governance and nominating committee. The board has adopted a written charter for each committee. The charters of these three committees are posted on the Company's website and can be accessed free of charge at *http://ir.zumiez.com* and are available in print to any shareholder who requests them. The composition of our board committees complies with the applicable rules of the SEC and The NASDAQ Stock Market. The board has determined that Gerald F. Ryles is an audit committee financial expert as defined in the rules of the Securities and Exchange Commission.

Chairperson   Member   Audit Committee Financial Expert

	Audit Committee	Governance & Nominating Committee	Compensation Committee
James M. Weber	Member		Chairperson
David M. DeMattei	Member		Member
Matthew L. Hyde	Member	Chairperson	
Gerald F. Ryles [Audit Committee Financial Expert]	Chairperson	Member	
William M. Barnum	Member		Member

Audit Committee

As more fully described in it charter, our audit committee has responsibility for, among other things:

- the sole authority to appoint, determine the funding for, and oversee the independent registered public accounting firm;

- assisting our board in monitoring the integrity of our financial statements and other SEC filings;
- discussing with our management and our independent registered public accounting firm significant financial reporting issues and judgments and any major issues as to the adequacy of our internal controls;
- reviewing our annual and quarterly financial statements prior to their filing with the SEC and prior to the release of our results of operations;
- reviewing the independence, performance and qualifications of our independent registered public accounting firm and presenting its conclusions to our board and approving, subject to permitted exceptions, any non-audit services proposed to be performed by the independent registered public accounting firm;
- oversight of the performance of the Company's internal audit function; and
- reviews its charter at least annually for appropriate revisions.

As part of fulfilling its responsibilities, the audit committee reviewed and discussed the audited consolidated financial statements for fiscal 2008 with management and Moss Adams LLP and discussed those matters required by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended, and SEC Regulation S-X, Rule 2-07, with Moss Adams LLP. The audit committee received the written disclosures and the letter from Moss Adams LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Moss Adams LLP's communications with the audit committee concerning independence, and has discussed with Moss Adams LLP its independence.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Governance and Nominating Committee

As more fully described in its charter, the governance and nominating committee, has the responsibility for, among other things:

- recommending persons to be selected by the board as nominees for election as directors and as chief executive officer;
- assessing our directors' and our board's performance;
- makes recommendations to the board regarding membership and chairs of the board's committees;
- recommending director compensation and benefits policies;
- reviews its charter at least annually for appropriate revisions;
- considering and recommending to the board other actions relating to corporate governance.

Compensation Committee

Our compensation committee has responsibility for, among other things:

- establishing the Company's philosophy, policies, and strategy relative to executive compensation, including the mix of base salary, short-term and long-term incentive and equity based compensation within the context of the stated policies and philosophy including management development and succession planning practices and strategies;

- reviewing corporate goals and objectives relevant to compensation of our Chief Executive Officer and other senior executives including review and approval of performance measures and targets for all executive officers participating in the annual executive incentive bonus plan and certify achievement of performance goals after the annual measurement period to permit bonus payouts under the plan;
- determining and approving our Chief Executive Officer's compensation and making recommendations to the board with respect to compensation of other executive employees, including any special discretionary compensation and benefits;
- administering our incentive compensation plans and equity based plans and making recommendations to the board with respect to those plans;
- making recommendations to our board with respect to the compensation of directors;
- the sole authority to appoint, determine the funding for, and oversee the independent compensation consultant; and
- reviews its charter at least annually for appropriate revisions.

Succession Planning

Our Chief Executive Officer ("CEO") and board review at least annually the succession plan of our CEO and each of our Named Executive Officers ("NEOs" or "NEO"). The compensation committee conducts an annual review of, and provides approval for, our management development and succession planning practices and strategies.

Our CEO provides an annual report to the board assessing senior management and their potential successors. As part of this process contingency plans are presented in the event of our CEO's termination of employment for any reason (including death or disability). The report to the board also contains the CEO's recommendation as to his or her successor. The full board has the primary responsibility to develop succession plans for the CEO position.

Meetings of the Board of Directors and Board and Committee Member Attendance

Our full board of directors met five times last year, the audit committee met four times last year, the compensation committee met four times last year and the governance and nominating committee met three times last year. The board of directors and the committees acted by unanimous written consent when required during the last fiscal year. Each board member attended 75% or more of the aggregate number of meetings of the board, and of the committees on which he served, that were held during the period for which he was a director or committee member, respectively.

Shareholder Communications with the Board of Directors

Zumiez has a process by which shareholders may communicate directly with directors, including non-employee directors, by mailing such communication to the board, in care of the Company's Secretary, at the Company's headquarters in Everett, Washington. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All such letters must identify the author as a shareholder and clearly state whether the intended recipients are all members of the board or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors. All such communications will be forwarded to the intended director(s) without editing or screening. If these foregoing procedures are modified, then updated procedures will be posted on the Company's corporate website.

Code of Conduct and Ethics

Our board has adopted a code of conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers, and employees, in accordance with applicable rules and regulations of the SEC and The NASDAQ Stock Market. The code of conduct is available at *http://ir.zumiez.com* under the "governance" section.

Executive Compensation Recovery Policy

The Company maintains an executive compensation recovery policy. Pursuant to this policy, Zumiez may recover incentive income that was based on the achievement of quantitative performance targets if the executive officer engaged in fraud or intentional misconduct that resulted in an increase in his or her incentive income. Incentive income includes all incentive income and compensation that the Compensation Committee considers to be appropriate based upon the circumstance.

The Compensation Committee has the sole discretion to administer this policy and take actions under it, including soliciting recommendations from the Audit Committee and the full board and retaining outside advisors to assist in making its determinations. The actions taken by the Compensation Committee are independent of any action imposed by law enforcement agencies, regulators or other authorities.

Director Nomination Procedures

The nominations to the board of directors were completed by the governance and nominating committee. The committee has established qualification requirements, composition criteria and the procedures for selecting new directors. The committee reviews the following considerations, among others, in its evaluation of candidates for board of director nomination: personal and professional ethics, training, commitment to fulfill the duties of the board of directors, commitment to understanding the Company's business, commitment to engage in activities in the best interest of the Company, independence, diversity, industry knowledge and contacts, financial and accounting expertise, leadership qualities, public company board of director and committee experience and other relevant experience and other relevant qualifications. A director candidate's ability to devote adequate time to the board of directors and committee activities is also considered.

The nominations to the board of directors in our last fiscal year and through the date of this proxy statement were completed using procedures in accordance with the charter of the board's governance and nominating committee including the director qualifications/criteria/skills as outlined in such charter. These procedures include:

- Initial review of potential director candidates by the committee as submitted by the independent directors of the board based on our established criteria for board membership, including (without limitation): experience, skill set, diversity and the ability to act effectively on behalf of the shareholders and such other criteria as the committee may deem relevant from time to time.
- Each director candidate was put forth for consideration as a director candidate independently by our independent directors based on their knowledge of the candidates. None of our independent directors had a relationship with any candidates which would impair his independence. Each candidate's biography was reviewed by each member of the committee with the intention that each candidate would bring a unique perspective to benefit our shareholders and management.
- Interviews of director candidates were conducted by members of the committee and senior management. These interviews confirmed the committee's initial conclusion that candidates met the qualifications/criteria/skills to serve as a director of the Company.

- Reference checks were conducted if further checks were required based on the level of knowledge about the candidate by members of the committee.
- Background checks were conducted, including criminal, credit and bankruptcy, Securities and Exchange violations and/or sanctions, work history and education.
- Independence questionnaires were completed by candidates and then reviewed by the Company, the committee and the Company's outside legal counsel to ensure candidates meet the requirements to be an independent director for the board, audit committee, compensation committee and the governance and nominating committee. The review also ensures the candidates positions do not conflict in any material way with Zumiez business.
- Conclusion to nominate a candidate is based on all of the procedures reviewed previously and the information attached. It is ensured through these procedures that the candidate appears to be well qualified to serve on the Zumiez board of directors, and its committees and appears to meet the NASDAQ Stock Market and SEC requirements to be able to serve as an independent director and as a member of the audit committee and any other committee the board may assign to such director.
- No fees were paid to any third party search firms in connection with any director nominations.

The governance and nominating committee of the board will consider qualified nominees recommended by shareholders who may submit recommendations to the governance and nominating committee in care of our Chairman of the Board and Secretary at the following address:

Board of Directors and Chairman of the Board
c/o Corporate Secretary
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, Washington 98203

Nominees for director who are recommended by our shareholders will be evaluated in the same manner as any other nominee for director. Shareholder recommendations for director should include the following information:

- the name and address of the shareholder recommending the person to be nominated;
- a representation that the shareholder is a holder of record of stock of the Company, including the number of shares held and the period of holding;
- a description of all arrangements or understandings between the shareholder and the recommended nominee;
- such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended; and
- the consent of the recommended nominee to serve as a director of the Company if so elected.

The governance and nominating committee may require that the proposed nominee furnish the committee with other information as it may reasonably request to assist it in determining the eligibility of the proposed nominee to serve as a director.

To submit a recommendation for director for an upcoming annual shareholder meeting, it is necessary that a proposing shareholder notify the Company and provide the information set forth previously no later than 120 days prior to the corresponding date on which the Company's annual proxy statement was mailed in connection with the most recent annual meeting.

General Director Nomination Right of All Shareholders

Any shareholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of shareholders if the shareholder complies with the notice, information and consent provisions contained in Article I, Section 10 of the Company's Bylaws. Specifically, these provisions require that written notice of a shareholder's intent to make a nomination for the election of directors be received by the Secretary of the Company not fewer than 120 days and not more than 150 days prior to the anniversary date of the prior year's annual meeting of shareholders, and that such notice include:

- The name, age, residence, personal address and business address of the shareholder who intends to make the nomination and of the person(s) to be nominated;
- The principal occupation or employment, the name, type of business and address of the organization in which such employment is carried on of each proposed nominee and of the shareholder who intends to make the nomination;
- The amount of Zumiez stock beneficially owned by the shareholder who intends to make the nomination and of the person(s) to be nominated;
- A description of all arrangements or understandings between the shareholder and each nominee and any other person(s) (naming them) pursuant to which the nomination is to be made; and
- Other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the board of directors.

The Secretary will send a copy of the Company's Bylaws to any interested shareholder who requests them.

Security Ownership Of Certain Beneficial Owners and Management

The following table provides information regarding the beneficial ownership of our common stock as of April 3, 2009 by: (i) each of our directors; (ii) each of our executive officers named in the Summary Compensation Table included later in this proxy statement; (iii) all of our executive officers and directors as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than five percent of our common stock. The table is based upon information supplied by our officers, directors and principal shareholders and a review of Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the shareholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on shares outstanding on April 3, 2009, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before June 2, 2009, which is 60 days after April 3, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as noted below, the address for each person that holds 5% or more of our common stock is c/o Zumiez Inc.. 6300 Merrill Creek Parkway, Suite B, Everett, Washington 98203.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Thomas D. Campion(1)	5,614,936	18.8%
Richard M. Brooks(2)	3,713,024	12.4%
Trevor S. Lang(3)	44,706	*
Lynn K. Kilbourne(4)	183,632	*
Ford W. Wright(5)	128,799	*
William M. Barnum Jr.(6)	88,270	*
Gerald F. Ryles(7)	22,533	*
James M. Weber(8)	16,333	*
Matthew L. Hyde(9)	16,333	*
David M. DeMattei(10)	14,288	*
All Executive Officers and Directors as a group (10 persons)	9,842,854	32.9%
T. Rowe Price Associates, Inc.(11)	4,055,400	13.6%
Wasatch Advisors, Inc(12)	2,335,152	7.8%
FMR, LLC(13)	2,262,020	7.6%

* Less than one percent.

(1) Reflects shares of Common Stock held by grantor retained annuity trusts for which Thomas D. Campion is trustee. Mr. Campion is our Chairman of the Board.

(2) Mr. Brooks is our Chief Executive Officer and a Director.

(3) Consists of 15,540 shares of stock held by Mr. Lang of which 10,250 shares are restricted, and vest on a monthly basis through June 2012; 27,499 vested stock options, and 1,667 stock options exercisable within 60 days of April 3, 2009. Mr. Lang is our Chief Financial Officer.

(4) Consists of 33,584 shares of stock held by Ms. Kilbourne of which 32,680 are restricted that begin vesting on 9/2/2009; 138,456 vested stock options; 11,592 stock options exercisable within 60 days of April 3, 2009. Ms. Kilbourne is our President and General Merchandising Manager.

(5) Consists of 115,198 vested stock options; and 13,601 shares of stock held. Mr. Wright is our Executive Vice President of Stores.

(6) Consists of 69,270 shares of stock held by Mr. Barnum of which 2,333 are restricted and vest on May 28, 2009; 15,667 vested stock options, and 3,333 stock options exercisable within 60 days of April 3, 2009. Mr. Barnum is one of our directors.

(7) Consists of 3,533 shares of stock held by Mr. Ryles of which 2,333 are restricted and vest on May 28, 2009; 15,667 vested stock options, and 3,333 shares subject to options exercisable within 60 days of April 3, 2009. Mr. Ryles is one of our directors.

(8) Consists of 2,333 shares of restricted stock held by Mr. Weber that vest on May 28, 2009; 10,667 vested stock options, and 3,333 options exercisable within 60 days of April 3, 2009. Mr. Weber is one of our directors.

(9) Consists of 2,333 shares of restricted stock held by Mr. Hyde that vest on May 28, 2009; 10,667 vested stock options, and 3,333 options exercisable within 60 days of April 3, 2009. Mr. Hyde is one of our directors.

(10) Consists of 3,621 shares of restricted stock held by Mr. DeMattei that vest on May 28, 2009, and 10,667 vested stock options.

(11) This information is based solely on a Schedule 13G dated December 31, 2008 filed by T. Rowe Price Associates, Inc. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) servers as investment adviser with power to direct investments and/or sole power to vote securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(12) This information is based solely on a Schedule 13G dated February 17, 2009 by Wasatch Advisors, Inc., a registered under section 203 of the Investment Advisers act of 1940. The business address of Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(13) This information is based solely on a Schedule 13G dated February 16, 2009 filed by FMR LLC. Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,262,020 shares or 7.647% of the Common Stock outstanding of Zumiez Inc ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 2,262,020 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended January 31, 2009, all Section 16(a) filings were complied with for our officers, directors and greater than ten percent beneficial owners, except that a late Form 4 was filed on behalf of Lynn Kilbourne for an option grant transaction.

EXECUTIVE OFFICERS

As of the end of fiscal 2008, the names, ages and positions of the current non-director executive officers of the Company are listed below, along with their respective business experience during the past five years. No family relationships exist among any of the directors or executive officers of the Company.

Trevor S. Lang, 38, has served as our Chief Financial Officer and Secretary since June of 2007. He had served as Vice President of Finance for Carter's, Inc. since January 2003. At Carter's, Mr. Lang was responsible for the management of the corporate accounting and finance functions. From September 1999 until joining Carter's in 2003, Mr. Lang served in a progressive series of Vice President roles in the finance area at Blockbuster Inc., culminating in his role as Vice President Operations Finance where he was responsible for accounting and reporting for over 5,000 company-owned and franchised stores. From 1994 until 1999, Mr. Lang worked in the audit division of Arthur Andersen reaching the level of audit manager. Mr. Lang is a 1993 graduate of Texas A&M University with a BBA, Accounting. He is also a Certified Public Accountant.

Lynn K. Kilbourne, 46, was promoted to the position of President in September 2008. Prior to September 2008 and since September 2004, Ms. Kilbourne served as our Executive Vice President and General Merchandising Manager ("GMM"). From July 1991 until May 2001, she was with Banana Republic, a subsidiary of Gap, Inc., in various senior management positions. After leaving Banana Republic, Ms. Kilbourne served as an independent consultant in the retail industry until she joined Zumiez in September 2004. Ms. Kilbourne holds a B.A. in Economics and Political Science from Yale University and an M.B.A. from the Harvard University Graduate School of Business Administration.

Ford K. Wright, 41, has served as our Executive Vice President of Stores since March 2007. From May of 2000 through February 2007 he served as the Director of Store Systems. From June 1994 through April 2000 Mr. Wright has served in Store, District and Regional Management positions. Prior to June of 1994 Mr. Wright was employed with Nordstrom. Mr. Wright has over 20 years experience in the retail and wholesale clothing industry.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

The Zumiez basis for competitive advantage is its culture—conceived, developed and maintained as a unique and powerful basis for engendering commitment, accountability, competitiveness and creativity among all staff. The objective of the Company's compensation discussion and analysis is to describe how, for the NEOs, Zumiez links its culture to compensation philosophy and then to compensation strategy; and, to explain how the Company executed its compensation strategy during the last year. While the discussion and analysis focuses on the NEOs, the link between culture and compensation philosophy and compensation strategy is pervasive throughout the organization from the seasonal sales person to each of the NEOs.

Fiscal 2008—A Review of This Past Year

Fiscal 2008 was a difficult year for Zumiez. While the first half of the year was challenging, the second half of the year saw a marked deterioration in the U.S. economy that negatively impacted our sales and financial results. Historically, we have made the majority of our profits in the second half of the year due to the seasonal nature of our business, so as the recession became more severe in the second half of fiscal 2008, our sales and profits were proportionally worse. As the economy worsened, we saw declines in traffic in our stores and more promotional activity from our competitors. Through the first six months of fiscal 2008, our same store sales decreased 1.3% and our diluted earnings per share declined $0.02 or 12.5%. The second half of fiscal 2008, the six months ended January 31, 2009, our same store sales declined 10.0% and our diluted earnings per share declined $0.26 or 37.1%. As a result of the Company's fiscal 2008 financial performance none of the NEOs received a bonus payout under our annual incentive bonus plan. Total direct compensation paid to all our NEOs for fiscal 2008 fell considerably below the previous year and target levels.

Fiscal 2009—A Look At the Upcoming Year

The Company expects the upcoming fiscal year to be very challenging as well and believes it is difficult to predict what the effects of the unprecedented global financial and economic crises will have on Zumiez financial performance. The compensation committee is weighing all aspects of executive compensation and has decided that none of the NEOs will receive a raise in base pay in fiscal 2009. The compensation committee will continue to evaluate both qualitative and quantitative results of the NEOs and performance relative to peers when evaluating total direct compensation for the upcoming year.

The Zumiez Culture

While every organization has a culture, even if it is a culture by default, the Company believes that the Zumiez culture is unique. The Company believes it is well defined, understood widely and thoroughly among all staff, reinforced and exemplified by leaders held accountable for doing so, and integrated into the daily practices and processes throughout the business. The Company believes the Zumiez culture is a competitive advantage and is built on a set of shared values that have been in place since the inception of the business. These shared values include:

- **Empowered managers**—The Zumiez culture pushes decision making down to the appropriate level in the organization within the context of appropriate guidelines, controls, and procedures. This gives our managers throughout the organization the ability to impact their results creating great accountability, clear measurements and a sense of ownership throughout the organization.
- **Teaching and learning**—Our culture strives to integrate quality teaching and learning experiences throughout the organization. The Company does this through a comprehensive training program which primarily focuses on sales and customer service training. Our training

programs have been developed internally and are almost exclusively taught by Zumiez employees to Zumiez employees. The training programs have been developed to empower our managers to make good retail decisions.

- **Competition**—We believe that Zumiez employees enjoy competing. Our entire system is built around creating opportunities for people to compete and to be recognized for their contributions. This is reflected in everything we do including empowering managers, building competition into almost all of our training, and in how we recognize the successes of our employees throughout the organization.
- **Fairness and honesty**—The Company and our employees strive to be fair and honest in all of our relationships. This includes how we work with each other, our suppliers, our landlords, and our customers.

Culture and Compensation Philosophy

The Zumiez culture and the shared values which are the foundation of the culture guide on us how we manage our business. This includes our compensation philosophy. We believe our culture itself has value to our employees. Our culture allows our employees throughout the organization to make appropriate decisions to impact their results as well as the Company's financial results. We believe the competitive people we hire and the training we provide helps us generate strong operating results and we believe that our employees' value working in this kind of environment.

The compensation committee (the "committee") believes the purpose of the compensation program for our NEOs is to help attract, retain, align, motivate and reward executives capable of understanding, committing to, maintaining and enhancing the culture; and, with culture as a centerpiece of our competitive advantage, establishing and accomplishing business strategies and goals that we believe make Zumiez an attractive investment for shareholders. To do so, the committee believes the compensation program should offer compensation opportunities that:

- are externally competitive with compensation paid by companies in the market for executive talent.
- reward performance by linking compensation to quantitative and qualitative goals that the committee believes is in the best long-term interest of shareholders.
- are internally fair and consistent.
- drive long-term shareholder thinking by delivering a majority of the NEOs compensation in the form of equity that is directly linked to our stock price.
- are an effective blend of guaranteed and at-risk components, where the proportion of guaranteed is less than average and of at-risk is greater than average when compared to the competitive survey data.
- for at-risk components, are an effective balance between short-term and long-term mechanisms.
- provide limited executive perquisites.

In structuring a competitive opportunity for each executive officer, the committee evaluates and takes into account the total stock accumulated and owned by the executive as a result of equity-based award plans. The committee believes that at-risk components should result in compensation for the executive only if justified by *performance*. For Zumiez executives, "performance" means, first of all, *doing the right things*—building the culture and achieving the financial results that clearly drive the creation of shareholder value. The compensation program must align the interests and motivations of executives with those of shareholders. Secondly, performance means *doing things right*—acting as strong, respected and acknowledged leaders of staff; and, as role models of leadership behavior in the community at-large. We believe that exemplary executive behavior supports sustainable long-term creation of shareholder value.

The committee intends to continually explore, consider, and introduce enhanced or new compensation approaches and elements for NEOs as appropriate. There are two reasons. First, Zumiez is a growing company and is a formidable competitor in our chosen business pursuits. Secondly, the economic, business, industry, regulatory and competitive executive compensation environments change. Therefore, the committee believes the compensation program for NEOs must evolve to help strengthen the company's competitive business advantage in the marketplace. Recent regulatory changes, particularly FAS 123(R), provide new or enhanced opportunities to link equity-based compensation to company performance. In fiscal 2008 the committee explored how to take advantage of these opportunities and introduced Performance Based Restricted Stock ("PBRS") to the NEOs below the Chairman and CEO and other key members of senior management. Due to the adverse economy already discussed, none of these shares vested as Zumiez did not achieve its internal financial projections for fiscal 2008. This compensation structure shows the committee's commitment to initiate new compensation structures that align executive's long-term incentives to shareholder's interests. While we do not plan on issuing PBRS again in fiscal 2009 due to our view of the difficult economic challenges we foresee in 2009, we do plan to revisit this type of compensation structure when a more normalized economic environment returns.

Who is involved in compensation decisions for NEOs

The role of the compensation committee—The committee oversees and governs the compensation of the NEOs. The committee is composed of three independent outside directors. The committee determines compensation considering the Company's culture and compensation philosophy previously described for the purpose of incentivizing and motivating the NEOs to deliver long-term value to shareholders. The committee's responsibilities are to:

- Establish and articulate the philosophy, rationale and strategy for compensating all NEOs.
- Approve and oversee group and individual compensation plans designed to fulfill the philosophy and strategy.
- Within the framework of the plans, develop, recommend and justify to the board all compensation decisions and actions for the Chief Executive Officer.
- Review and approve all compensation decisions and actions for other NEOs.
- Review and approve any up-front performance measures, goals, standards, weightings and formulas that may be used to determine future conditional awards for NEOs.
- Ensure the ongoing success of our compensation program for NEOs by seeking, pursuing, evaluating and implementing improvements.
- Review total compensation in relation to survey analysis.
- Evaluate the enterprise risk associated with all forms of compensation.

The committee meets a minimum of twice a year and in fiscal 2008 met four times. The committee's charter is available on-line at *http://ir.zumiez.com*.

The role of NEOs—The NEOs, and in particular the Chief Executive Officer, provide and explain information requested by the committee and are present at committee meetings as requested by the committee. The NEOs are not present during deliberations or determination of their respective compensation.

On behalf of the committee, the *Chief Executive Officer* has the following specific responsibilities:

- Develop, recommend and justify to the committee compensation decisions and actions for NEOs other than the Chief Executive Officer.
- Develop, recommend and justify to the committee any up-front performance measures, goals, standards, weightings and formulas that may be used to determine future conditional awards for the compensation program for NEOs.
- Report to the committee experiences with the compensation program for NEOs and present any perceived opportunities for improvement.
- Communicate appropriate information about the committee's actions and decisions to the other NEOs.

The role of external advisors—At the committee's discretion, it may engage and consult with external advisors as it determines necessary to assist in the execution of its duties. External advisors have the following responsibilities:

- As requested by the chair of the committee, provide research, analysis and expert opinions to assist the committee in education, deliberations and decision-making.
- Maintain independence from the management of the Company.
- Interact with members of management only with the approval of the chair of the committee.

All external advisors are engaged directly by the committee and independently of the management of the Company.

The committee periodically engages a compensation consultant to work with the committee on its compensation deliberations. During the 2008 fiscal year the committee asked the consultant to review the alignment of the Company's culture with its compensation philosophy and provide an assessment of compensation levels and advise the committee on compensation strategies based on a market analysis taking into account recruiting goals, and retaining and motivating talent to build shareholder value. The committee and the Company believe the compensation consultant is independent of the Company and management.

The role of outside counsel—The committee consults with outside legal counsel to advise on its deliberations. Outside legal counsel attends committee meetings as deemed appropriate by the committee and is also available in between committee meetings to advise the committee.

Compensation Goals and Strategy for NEOs

Simplicity and Transparency. The committee seeks *simplicity and transparency* in the compensation program for our NEOs. Therefore, the program focuses on easily understood components of clearly determinable value—base salary, short-term cash based incentives, and long-term equity awards. We refer to the combination of these as "total direct compensation." The committee does not use supplemental executive benefits and perquisites that are not also provided to staff at-large.

Attractive Compensation Opportunities. The committee believes in and commits to planning for internal succession; however the company must be positioned to *attract and retain high-caliber executive talent in the external marketplace*. It must be positioned to bring in seasoned, proven individuals from its industry and beyond who can perform the full scope of their roles from time of hire. Establishing and maintaining the ability to attract and retain talent is a top priority for compensation of NEOs. To address this priority responsibly on behalf of shareholders, the committee works each year to:

- Establish a conservative salary range for each position to guide salary hiring offers and salary increase decisions.

- Establish a competitive total annual cash compensation opportunity for each position through annual cash incentives where payout is contingent on performance.

- Provide for opportunities to earn stock incentives in proportions so that the long-term opportunity for each NEO to earn total direct compensation (salary plus annual cash incentives plus stock incentives) is well above average should shareholders realize well above average returns.

Pay-at-Risk. The committee is committed to *pay-at-risk.* "Pay-at-risk" means compensation that is withheld and earned only upon clear evidence that the interests of shareholders have been served. By design, the proportion of each NEO's total direct compensation which is at risk is greater than typically observed in the marketplace. Conservative salary guarantees are coupled with above-average cash and stock incentives to create a total package that is competitive. We believe the *pay-at risk* philosophy is evidenced by the fact that no NEO has been paid the maximum bonus and total cash compensation has declined each of the last two years.

Pay for Performance. The committee believes pay-at-risk enables *pay for performance.* It allows (1) major portions of total direct compensation (as described previously) to be withheld and (2) for ultimate rewards from such portions to be directly related to the degree to which short-term and long-term interests of shareholders have been met.

For *short-term (annual) pay-for-performance* for the NEOs as a group, the committee has the following goals:

- Drive alignment around three company-wide measures of performance: same store sales results, product margin and earnings growth. The committee believes these are the best measures because they have the largest impact on Zumiez ability to grow profitability and provide clarity to individual executives.

- Provide for the risk of zero annual short-term cash incentives payout should performance expectations not be met.

- Average awards upon achievement of earnings that, in the judgment of the board, would be expected in light of industry, company size, company maturity, prevailing business conditions, and any need to draw upon short-term earnings to fulfill strategic goals (such as growth, market share, or innovation) that are in the best long-term interests of the shareholders.

- Provide for performance expectations that are challenging, but achievable; that, in other words, establish true pay-at-risk.

- Communicate proactively to all NEOs of performance expectations to establish clear incentive for achievement.

- Provide for upside compensation potential for earnings growth that is beyond expectations.

- Set forth prudent limits, or caps, on upside potential to ensure no possibility of payouts that might be judged by shareholders as unjustifiable or excessive.

- Allow for flexibility to attract and retain executives.

For *long-term pay-for-performance*, the committee's goal is to link ultimate compensation amounts realized by NEOs directly and exclusively to the company's long-term common stock price change. To do so, the committee makes use of stock-based awards for all NEOs (except as noted below).

The committee has and intends to make use of both gain-based stock awards (stock options) and full-value stock awards (restricted stock). The committee determines on an annual basis for each NEO the total value of an award, based on a competitive range, that best reflects in the committee's judgment both the individual's long-term track record of success and potential for long-term value-added future contributions. Then, the committee selects what it believes is the best balance between stock awards that are full-value (restricted stock) and gain-based (stock options).

Gain-based awards are traditional among companies, still have widespread use and have upside potential that can be highly motivational, however, the committee is (i) aware that gain-based awards have no downside potential akin to that of holding outright shares of stock; (ii) recognizes that the exclusive and substantial use of gain-based awards have been held up historically from time to time by the investment community as a potential contributor to misguided or unacceptable decisions on the part of executives in certain other companies; and, (iii) knows that historic accounting advantages for the use of gain-based awards no longer exist. In addition, the committee is aware of the executive compensation trend among publicly-held companies to utilize less gain-based awards in favor of more full-value awards such as restricted stock. Therefore, the committee continues to review and has deployed full-value restricted stock awards to help offset and balance the disadvantages of gain-based awards for achieving pay-for-performance and other compensation goals while retaining the advantages in good measure; and, to respond to emerging competitive practices.

Executive Officer Continuity. Undesirable, unanticipated or untimely departure of an executive officer is a risk to the company and its shareholders that the committee works to avoid. The risk stems from the potentially high costs of recruiting, relocation, operational disruption, reduced morale, turnover ripple effects among staff, negative external perceptions, reduced external confidence, and lost intellectual capital.

The committee encourages executive officer continuity by granting stock awards to an NEO where the ultimate realization of value not only depends on stock price, but also on the NEO remaining with the company for many years. Accordingly, if a NEO was to depart from the company then he or she could forfeit potentially substantial amounts of unrealized compensation.

Shareholder Mentality. We believe it is in the best interests of shareholders for Zumiez leaders to feel, think, and act like shareholders, and to have a "shareholder mentality" as they go about envisioning, planning for, and executing operations. The committee seeks to cultivate NEOs with a shareholder mentality by having NEOs receive, accumulate and maintain significant ownership positions in Zumiez.

Within this concept, through equity awards granted over time, each NEO at Zumiez has the ability to establish and maintain a position of full and outright ownership in the company.

Enterprise Risk and Compensation

The committee considers all facets of the NEOs compensation structure and believes it appropriately balances the drive for financial results and risks to the Company. The majority of the long-term based compensation vests over many years and is not tied to specific financial metrics. The short term incentives are tied to easily measureable financial metrics that the committee believes are consistent, transparent and drive shareholder value; same store sales, product margin and diluted earnings per share. By combining annual cash incentives tied to short-term financial performance along with the majority of the NEOs long-term wealth creation tied to stock performance, we believe an appropriate balance exists between rewarding performance without excessive risk taking. In addition we believe the short-term incentives in place that are tied to financial performance do not provide excessive risk to the organization as they are capped at no more than 130% of base pay for our President and GMM, 120% for our CFO, 110% for our Executive Vice President of Stores and 100% for our Chairman and CEO.

Summary of the Elements of NEO Compensation

The committee utilizes five primary elements for compensating NEOs:

- Base Salary
- Bonus
- Non-Equity Incentive Plan Compensation ("Short-Term Cash Based Incentives")
- Stock Option Grants
- Restricted Stock Grants

Base Salary is a pre-set fixed cash amount that is delivered regularly in equal portions through the year. Each NEOs annual Base Salary rate is reviewed from time to time and at least annually by the committee. Outside of the CEO, the review is based on recommendations of the CEO.

Bonuses may be awarded from time to time in order to attract and retain key NEOs. These bonuses when awarded, are generally in addition to NEOs participating in Short-Term Cash Based Incentives, and are considered in the executive's total direct compensation.

Short-Term Cash Based Incentives are based on pre-set opportunities for cash awards to be paid after the end of the year based on performance (company and individual) for the year. Actual payouts may be between zero and twice the target amount, where the target amount is that established for each NEO by the committee if target goals are achieved.

Stock Option Grants are opportunities granted from time to time (usually annually or at time of hiring) to an NEO to purchase company common stock at some future time at a pre-established fixed price set at the time of grant. This price is the actual price of the stock at the time of grant. The right to exercise options in a particular grant is accumulated over a number of years, and is subject to vesting based upon continued employment with the Company.

Restricted Stock Grants are awards of common voting shares of stock that are granted from time to time (usually annually or at time of hiring) to each NEO. The right to sell the stock is accumulated over a number of years, contingent upon meeting pre-set performance conditions and/or continued employment.

The committee views the elements of total direct compensation for NEOs as an integrated, orchestrated package to achieve all of the compensation goals described in the immediately preceding section of this discussion.

The Compensation process

Gathering information—The committee gathers together information to help it assess compensation for the NEOs, including:

- Tally sheets—The Company uses tally sheets for each of the NEOs to summarize the significant components of compensation. At Zumiez, the components of compensation generally include salary, Short-Term Cash Based Incentives, bonuses, equity incentives, 401K discretionary match and clothing discounts. The tally sheets are compared to targeted total compensation. The tally sheets are used to help prepare the tables that follow the compensation discussion and analysis.
- Surveys--At the committees direction, the compensation consultant performed an analysis of compensation data from six surveys including: Apparel Industry Compensation Survey, ICR Ltd., U.S. Long-term Incentive and Equity Survey, Mercer Human Resources Consulting Inc., U.S. Retail Compensation and Benefits Survey, Mercer Human Resources Consulting Inc., Northwest Executive Compensation Survey, Milliman, Executive Compensation, Compdata Surveys,

Regression Analysis of Compensation Survey Data, Watson Wyatt Worldwide. The consultant analyzed the survey data by considering companies of similar size nature and scope and taking into account our industry growth rate and geographic location. The consultant examined the data for aberrations, weighted observations and applied statistical methods and modeling techniques to determine the competitive market for salary, bonus and equity incentives awards. Management did not participate in any part of the survey analysis.

- Fiscal 2008 results—The committee has access to the Company's fiscal 2008 operating plans and budgets as approved by the board of directors in March 2008. Management updates the committee and the board on actual performance compared to budgets and summarizes for the committee how the Company and the NEOs performed against the performance targets.
- Fiscal 2009 operating and financial plans—The committee also receives the Company's operating plan and budgets for fiscal 2009 as approved by the Company's board of directors. The committee uses this information to help establish performance targets for the upcoming fiscal year.
- Audited results—The committee reviews the final audited results to confirm that performance targets were achieved. No incentive awards are made until audited results are received by the board.
- Wealth creation schedules—The committee requests that management prepare wealth creation schedules for each NEO showing accumulated equity (both vested and unvested) and the amount of vested equity awards exercised and the related pre-tax proceeds.
- Performance of teen specialty retailers—The committee requests that management prepare a schedule for a group of teen retailers comparing same-store sales results for the last four fiscal years and the percentage change in diluted earnings per share comparing the most recent year-end results to the previous year. The teen retailers include: Abercrombie & Fitch, Aeropostale, American Eagle, Hot Topic and Pacific Sunwear. The group was selected because they are generally considered to be leading lifestyle retailers in the teen market. All of the information for these retailers was summarized from publicly available date. The committee compares the Company's relative performance as an additional data point understanding that all of these companies are much larger and have significantly different business models with significantly different growth profiles.
- Evaluations—The committee receives a self-evaluation and confidential upward evaluations of the CEO and summary evaluations of the remaining NEOs. The committee chair solicits the full membership of the board for feedback on the CEO's performance and prepares the CEO's annual evaluation for review by the full committee.

There is discretion inherent in the committee's role of establishing compensation for the NEOs. The committee has attempted to minimize discretion by focusing on the three objective financial measures it considers to be the long-term drivers of the Company's business: same store sales, product margin, and earnings growth. These three measures have historically been used exclusively to determine the Short-Term Cash Based Incentives and are also key considerations in determining changes to base salaries, and long-term equity incentives. Some discretion is used by the committee in evaluating the qualitative performance of the NEOs in determining base salaries and payment of discretionary bonuses. Some discretion is also used in the granting of long-term equity incentives to help NEOs build wealth through ownership of Zumiez stock. However, in all of these uses of discretion the committee is also governed by the overall compensation philosophy. The committee also takes into consideration survey analysis, changes in year over year compensation and total compensation.

Analysis

Once all the data is collected, the committee reviews the data and asks management to clarify as appropriate. The committee then works with its compensation consultant to determine fair and competitive compensation for each of the NEOs. During its deliberations the committee considers many factors, including:

- Focus on total compensation—Historically, the Company has compensated its NEOs with a significant amount of long-term equity incentives. This approach is consistent with Zumiez culture and its compensation philosophy. Our compensation consultant reviewed the fiscal 2008 compensation structure and compared it to the survey data previously described. For companies of similar size, scope and nature, the NEOs, other than the CEO and the Chairman, total cash compensation (base salary and Short-Term Cash Based Incentives) ranked at approximately the 50th percentile for comparable companies. When equity incentives were added in to arrive at total compensation the same NEOs compensation ranked approximately in the 90th percentile for comparable companies.

On an on-going basis the committee currently intends to structure the compensation program to:

- Provide conservative salaries (40th percentile against survey analysis).
- Establish average (50th percentile) total cash compensation opportunities (base salary, bonus and Short-Term Cash Based Incentives) against survey analysis. Through the bonus and annual cash incentive opportunity, a large portion of this cash compensation is non-equity incentive subject to achieving qualitative, as well as financial and operating targets.
- At the time the annual equity incentives are awarded, they are designed to compensate NEOs (excluding our Chairman and CEO) at the 50th percentile when compared against survey analysis.

The committee will evaluate this mix of compensation annually to reflect the maturity, complexity, and size of the business and to insure alignment with the long-term interest of shareholders.

- Wealth Accumulation—The committee considers the accumulated wealth from previous equity incentives granted to each NEO. In the case of our Chairman and our CEO who own 18.8% and 12.4% of the Company respectively, the committee has concluded that each executive owns a sufficient amount of equity to align them with the long-term interests of shareholders. Because of this, neither our Chairman nor our CEO has received equity grants the last three years. Additionally because of our conservative cash compensation structure, both of these executives appear to be significantly under compensated when compared with the survey data of comparable companies.
- Internal pay equity—The committee considers the relationship between the compensation of our CEO and the other NEOs for reasonableness. Because of our approach to compensation, the committee believes the relatively close parity of compensation is appropriate for the CEO and the other NEOs.

Based on our compensation philosophy, and all the factors and information gathered as described previously the committee reviewed each component of compensation and made the following awards during fiscal 2008.

Base Salary

In March 2008 the committee met and reviewed the evaluations of the NEOs and the overall performance of the Company against three objective measures: same store sales performance, product margin and earnings growth. Based upon the strong performance of the Company in fiscal 2007 against exceptional performance in prior years and the contributions of the NEOs towards achieving these results, the following base salaries for fiscal 2008 were awarded:

Executive Officer	2008 Base Salary	Increase Over Prior Year
Thomas D. Campion, Chairman of the Board	$262,500	5.00%
Richard M. Brooks, Chief Executive Officer	$262,500	5.00%
Lynn K. Kilbourne, President & General Merchandising Manager(1)	$350,000	40.00%
Trevor S. Lang, Chief Financial Officer and Secretary	$262,500	5.00%
Ford W. Wright, Executive Vice President of Stores(2)	$225,000	12.50%

(1) In recognition of Ms. Kilbourne's past accomplishments with Zumiez and her taking on additional responsibilities of managing our ecommerce business and strategic planning initiatives she was promoted to President in September 2008. Until her promotion, her base salary was $280,000.

(2) Mr. Wright's salary was increased by the compensation committee of the board of directors in 2008 to align with the market for comparable positions. The increase was also determined to be consistent with the Company's compensation philosophy.

We set executive base salaries at levels we believe are competitive based on each individual executive's role and responsibilities. We review base salaries for executive officers on an annual basis, and at the time of hire, promotion or other change in responsibilities. Base salary changes also impact target annual incentive bonus amounts, and actual annual incentive bonus payouts, because they are based on a percentage of base salary. When reviewing each executive's base salary, we consider the level of responsibility and complexity of the executive's job, whether individual performance in the prior year was particularly strong or weak, and the salaries paid by survey analysis for the same or similar positions. Consistent with the philosophy discussed previously, our executive base salaries generally are set at less than the median for comparable positions based on survey analysis. For fiscal 2009, we are not planning on awarding any executive officer an increase in base salary because of the expected difficult business environment in fiscal 2009.

Bonus

While we are a growth Company, and have been for many years, the committee recognizes that the current recession is severe and that it has negatively impacted the broad economy, virtually every industry including consumer discretionary spending businesses and the Company. We believe that our current strong capital position, as evidenced by our cash and net working capital, reflect the strength of the Company now and its prospects for successfully navigating this economic cycle.

The current recession is one of the longest and severest in decades and there is great uncertainty as to how long it will last and how much more severe it may become. In this environment there is a wide range of possible financial performance outcomes for the Company in fiscal 2009. This variability makes setting targets for Short-Term Cash Based Incentives difficult. The committee also recognizes that in this environment preserving the Company's strong financial position and key management is critical to its long-term success. For these reasons the committee is establishing a discretionary bonus pool for fiscal 2009 of up to 20% of each NEOs base salary to reward each NEO for preserving the Company's strong capital position; all the while still maintaining the Company's historical approach to setting targets for our Short-Term Cash Based Incentive plans. In evaluating the success of this effort the committee will consider the NEOs performance in collectively managing the following:

- Cash and marketable securities position at year-end versus plan and prior year.
- Working capital, excluding cash and marketable securities position versus plan and prior year.

- Capital spending versus plan and prior year.
- Operating income and diluted earnings per share performance for the year versus plan and the prior year.
- The current year's performance relative to driving long-term value creation.

Should the Company achieve any one of its Short-Term Cash Based Incentive thresholds (described under the heading "Short-Term Cash Based Incentives," below) for any metric, the committee, at its discretion, may choose to grant a lesser bonus or none at all.

Total direct compensation paid to all our NEOs for fiscal 2008 fell considerably below the previous year and target levels. The Company expects the upcoming fiscal year to be very challenging and believes it is difficult to predict the effects of the unprecedented global financial and economic crises will have on the Company's financial performance. As mentioned previously the committee has weighed all aspects of executive compensation and decided none of the NEOs will receive a raise in base pay in fiscal 2009 and that none of the NEOs receive a bonus for fiscal 2008. The committee will continue to evaluate both qualitative and quantitative results of the NEOs and performance relative to competitors when evaluating total direct compensation for the upcoming year and may decide to award a bonus.

As part of the process to hire our Chief Financial Officer in fiscal 2007, we paid Mr. Lang a sign-on bonus that was designed to partially compensate him for the value of the "in the money" equity he was forfeiting at his previous employer and to pay for certain closing costs on the sale of his home in Atlanta, Georgia. In the future, we may pay similar bonuses to attract and retain key talent or reward exceptional performance.

Short-Term Cash Based Incentives

In March 2008, the committee approved the terms of the fiscal 2008 Short-Term Cash Based Incentives. The terms of the plan include:

- The incentive awards are based on the following three objective measures: same-store sales growth, product margin, and earnings growth. The committee believes these measures reflect the key economic drivers of the business. We chose these measures because they directly link to Company performance and they are easy to track and communicate.
- For each of the three measures the committee established performance thresholds. The first threshold is generally the measures that relate to a minimum acceptable level of financial performance. Each succeeding threshold is designed to reward the NEOs based upon the improved financial performance of the business.

	Chairman & CEO	President & GMM	CFO	EVP of Stores
1st Threshold	25%	38%	30%	28%
2nd Threshold (target)	*50%*	*75%*	*60%*	*55%*
3rd Threshold	75%	113%	90%	83%
4th Threshold	88%	132%	105%	96%
5th Threshold	100%	150%	120%	110%

- The second threshold is the target threshold. The thresholds above the target threshold each pay out a higher percentage of base salary culminating in the top threshold which is designed as a stretch challenge. In the last four years, none of the NEOs have achieved all of the stretch challenge goals.
- The committee weights each threshold for each of the NEOs based upon that individuals ability to impact the measure. For example, our Executive Vice President of Stores is more heavily

weighted on the same store sales objective measure, while our President and GMM is more heavily weighted on product margins.

- No payouts are made until audited financial results are received and approved by the audit committee at our March meeting after our fiscal year has ended.

In March 2009, the committee reviewed the Company's actual performance against the threshold established for fiscal 2008. The following tables show the payout weightings for each NEO and the performance thresholds for each measure:

	Objective Measure		
	Same Store Sales	Diluted Earnings Per Share Growth	Product Margin
Chairman	40%	30%	30%
CEO	40%	30%	30%
President and GMM	40%	30%	30%
CFO and Secretary	40%	40%	20%
Executive Vice President of Stores	50%	30%	20%

	Performance Threshold				
	1	2	3	4	5
Same Store Sales Growth	0.5%	3.6%	6.0%	7.5%	9.0%
Diluted Earnings Per Share	$0.91	$1.01	$1.06	$1.10	$1.14
Diluted Earnings Per Share Growth	5.8%	17.4%	23.3%	27.9%	32.6%
Product Margin	Last year plus 0.00%	Last year plus 0.10%	Last year plus 0.15%	Last year plus 0.20%	Last year plus 0.25%

None of the financial goals for fiscal 2008 were achieved and therefore, no Short-Term Cash Based Incentives were awarded.

Long-Term Equity Incentives

The committee uses long-term equity incentives as a significant component of total compensation consistent with the culture and compensation philosophy. Long-term equity incentives are designed to:

- align the NEOs decision making with the long-term interests of shareholders;
- provide opportunities for the NEOs to build wealth over time in conjunction with our shareholders; and
- reinforce a culture of ownership.

Long-term equity incentive awards are determined through a combination of the Company's performance, execution of our total compensation strategy of rewarding executives, and providing a foundation for wealth building. Equity awards generally have a ten year term and typically vest twenty-five percent per year.

The committee met in March 2008 and considered the performance of the Company, its overall compensation strategy and the level of equity grants to align the NEOs with shareholders. Based on the committee's deliberations the following equity incentive awards were granted:

Executive	Restricted Stock Grants(1)	Stock Option Grants(2)	PBRS Grants(3)
Thomas Campion, Chairman of the Board	—	—	—
Richard M. Brooks, CEO	—	—	—
Lynn K. Kilbourne, President and GMM	32,680	40,000	10,000
Trevor S. Lang, CFO	—	40,000	3,000
Ford K Wright, EVP—Stores	—	40,000	2,000

(1) Restricted shares were awarded to Ms. Kilbourne in September 2008 upon her promotion to President of the Company.

(2) The stock options have an exercise price equal to the closing price of the Company's stock on March 12, 2008, the day the board of directors granted the equity award.

(3) The PBRS grants were awarded using the diluted earnings per share performance thresholds outlined previously. The maximum amount vested was determined based on achieving the diluted earnings per share for fiscal 2008 as follows:

	Performance Threshold				
	1	2	3	4	5
Fiscal 2008 diluted earnings per share	$0.91	$1.01	$1.06	$1.10	$1.14
PBRS vesting	50%	100%	150%	175%	200%

The minimum diluted earnings per share threshold was not achieved, so none of the PBRS vested.

The committee believes the levels of grants are appropriate, consistent with its compensation strategy and provide a meaningful alignment of the NEOs with the Company's shareholders.

Equity Grant Timing Practices. All stock options granted at Zumiez have an exercise price equal to the closing market price of our stock on the grant date. In March 2009, our board approved the following revised equity compensation grant timing guidelines.

Regular Annual Grant Dates. Regular annual grants for employees are approved at the March committee and board meeting, and the grant date for such annual grants is the second business day *after* the public release of fiscal year-end earnings. The grants are approved as formulas based on a specified dollar amount and approved dilution percentages; the number of shares and exercise price for each option grant are determined based on the closing market price of our stock on the grant date, and the number of shares for each restricted stock grant is determined by dividing the dollar amount by the closing market price of our stock on the grant date. The Board gives the CEO the ability to grant a small number of equity awards for the current fiscal year at the March Board meeting for new hires and promotions.

Employment Agreement Chief Executive Officer

The Company is party to an employment agreement with Richard M. Brooks, pursuant to which he serves as our Chief Executive Officer. The agreement has no fixed term and terminates upon the death or disability of Mr. Brooks or upon written notice from either party. Under the agreement, Mr. Brooks is eligible to be considered for an annual discretionary bonus of up to $100,000 and future stock option grants. The agreement further provides that if we terminate Mr. Brooks' employment without cause or if he terminates his employment for good reason, he will continue to receive his base salary until he accepts employment with another employer, but in no event longer than 18 months after the termination of his employment. We believe our employment agreement with Mr. Brooks provides value to Zumiez because it restricts his ability to compete against us in the case of his departure.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the Company's ability to deduct certain compensation over $1 million paid to the executive officers unless such compensation is based on performance objectives meeting certain criteria or is otherwise excluded from the limitation. The committee believes that it is generally in the Company's best interests to comply with Section 162(m) and expects that most of the compensation paid to the named executives will either be under the $1 million limit, eligible for exclusion (such as stock options) under the $1 million limit, or based on qualified performance objectives. However, notwithstanding this general policy, the committee also believes that there may be circumstances in which the Company's interests are best served by maintaining flexibility in the way compensation is provided, whether or not compensation is fully deductible under Section 162(m). Accordingly, it is possible that some compensation paid to executive officers may not be deductible to the extent that the aggregate of non-exempt compensation exceeds the $1 million level.

Accounting for Stock-Based Compensation

Effective January 29, 2006 the Company adopted the fair value method of accounting for stock-based compensation arrangements in accordance with Financial Accounting Standards Board ("FASB") Statement No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), using the modified prospective method of transition. Under the provisions of SFAS No. 123(R), the estimated fair value of share based awards granted under the Company's 2005 Equity Incentive Plan is recognized as compensation expense over the vesting period. Using the modified prospective method, compensation expense is recognized beginning with the effective date of adoption of SFAS No. 123(R) for all share based payments (i) granted after the effective date of adoption and (ii) granted prior to the effective date of adoption and after the Company's initial public offering on May 5, 2005.

Compensation Committee Interlocks and Insider Participation

Messrs. DeMattei, Weber and Barnum currently serve as members of the compensation committee. No member of the compensation committee was at any time during fiscal 2008 or at any other time an officer or employee of Zumiez, and no member had any relationship with Zumiez requiring disclosure as a related-person transaction in the section "Certain Relationships and Related Transactions." No executive officer of Zumiez has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our board of directors or compensation committee during fiscal 2008.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The compensation committee of the Company has reviewed and discussed the compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

James M. Weber, Chairman
William M. Barnum
David M. DeMattei

Summary Compensation Table

The following table shows all compensation for fiscal 2006, 2007 and 2008 awarded to, earned by, or paid to our Chief Executive Officer, Chief Financial Officer, and our other most highly paid executive officers. These executive officers are referred to as "NEOs."

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Thomas D. Campion,	2006	231,000	—	—	—	209,875	7,510	448,385
Chairman of the Board	2007	250,000	—	—	—	162,500	7,480	419,980
	2008	262,500	—	—	—	—	5,009	267,509
Richard M. Brooks,	2006	231,000	—	—	—	209,875	6,972	447,847
Chief Executive Officer	2007	250,000	—	—	—	162,500	4,731	417,231
	2008	262,500	—	—	—	—	5,726	268,226
Lynn K. Kilbourne,	2006	226,620	—	—	225,330	206,225	4,344	662,519
President and GMM	2007	250,000	—	—	492,735	162,500	3,055	908,290
	2008	315,369	—	51,677	440,824	—	3,524	811,394
Trevor S. Lang,	2006	—	—	—	—	—	—	—
Chief Financial Officer(6)	2007	140,394	155,000	76,380	350,016	80,208	37,178	839,176
and Secretary	2008	262,500	—	114,570	561,811	—	2,411	941,292
Ford W. Wright,	2006	155,397	—	—	148,031	42,000	2,812	348,240
Executive Vice President	2007	200,000	—	—	302,151	127,500	7,210	636,861
of Stores	2008	225,000	—	—	365,096	—	7,798	597,894

(1) This column represents the dollar amount of discretionary bonus paid the NEO for fiscal 2007. Please refer to the previous discussion entitled "Bonus."

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006, 2007 and 2008 fiscal years for the fair value of the restricted stock awards granted to the NEOs, in accordance with FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note Two (listed under Stock Compensation) and Note Eight (Equity Awards) to the Notes to Consolidated Financial Statements in our 2008 Form 10-K. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the NEOs. Information regarding the restricted stocks granted to the NEOs during 2008 is set forth in the Grants of Plan-Based Awards Table. The Grants of Plan-Based Awards Table also sets forth the aggregate grant date fair value of the restricted stock granted during 2008 computed in accordance with FAS 123(R).

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006, 2007 and 2008 fiscal years for the fair value of stock options granted to the NEOs in 2006, 2007 and 2008 as well as prior fiscal years, in accordance with FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note Two (listed under Stock Compensation) and Note Eight (Equity Awards) to the Notes to Consolidated Financial Statements in our 2008 Form 10-K. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be recognized by the NEOs. Information regarding the stock options granted to our NEOs during 2008 is set forth in the Grants of Plan-Based Awards Table. The Grants of Plan-Based Awards Table also sets forth the

aggregate grant date fair value of the stock options granted during 2008 computed in accordance with FAS 123(R).

(4) The amounts set forth in this column were earned during fiscal 2006 and 2007 and paid in early fiscal 2007 and 2008 respectively, to each of the NEOs under our executive Short-Term Cash Based Incentives. No Short-Term Cash Based Incentives were earned by our NEOs for fiscal 2008. For additional information on the determination of the amounts related to Non-Equity Incentive Plan Compensation, see the previous discussion in the Compensation Discussion and Analysis entitled, "Short-Term Cash Based Incentive." Mr. Campion elected to have his fiscal 2006 Short-Term Cash Based Incentive paid to the Zumiez Foundation.

(5) All Other Compensation includes the amount of Company 401K employee match contributions and merchandise discounts. The Company offers employee discounts as follows: 25% discount for all sales staff and hourly employees and a 35% discount for assistant managers and hourly supervisors and leads. Managers and home office staff receive 40% on footwear and hard goods and 50% off all other products. Discounts are taken based on original retail price. All Other Compensation also includes the total discount the NEOs received on their purchases during the 2006, 2007, and 2008 fiscal years. Also paid in fiscal 2007 and included in All Other Compensation is $36,566 in relocation expenses for travel, moving and living expenses for our Chief Financial Officer and Secretary.

(6) Mr. Lang joined us as Chief Financial Officer and Secretary on June 28, 2007. As part of the recruiting process we agreed to pay Mr. Lang a sign-on bonus of $155,000, which was designed to partially compensate him for the value of the "in the money" equity he was forfeiting at his previous employer and to pay for certain closing costs on the sale of his home in Atlanta, Georgia. Zumiez also paid $36,566 in moving costs associated with Mr. Lang's move from Georgia to Washington. The moving costs are included in All Other Compensation along with clothing discounts.

Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the NEOs in fiscal 2008. In the columns described as Estimated Future Awards Under Equity Incentive Plans, this table shows what the restricted share award for each NEO would be under the terms of PBRS grants discussed previously. In the columns described as Estimated Future Payouts Under Non-Equity Incentive Plan Awards, this table quantifies potential awards under the executive Short-Term Cash Based Incentives plan discussed previously. For additional information about the non-equity incentive, option and performance based share awards, see the description of incentive compensation in the Compensation Discussion and Analysis section.

		Estimated Future Awards Under Equity Incentive Plans(1)			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Underlying Options(4)	Exercise or Base Price of Option Awards(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Name	Grant Date	Threshold #	Target #	Maximum #	Threshold ($)	Target ($)	Maximum ($)				
Thomas D. Campion, ... Chairman of the Board		—	—	—	65,625	131,250	262,500	—	—	—	—
Richard M. Brooks, ... Chief Executive Officer		—	—	—	65,625	131,250	262,500	—	—	—	—
Lynn K. Kilbourne, ... President and GMM	03/12/2008	5,000	10,000	20,000	107,771	215,542	431,083		40,000	$14.00	308,800
	09/02/2008							32,680			500,004
Trevor S. Lang, ... CFO and Secretary	03/12/2008	1,500	3,000	6,000	78,750	157,500	315,000	—	40,000	$14.00	308,800
Ford W. Wright, ... Executive Vice President of Stores	03/12/2008	1,000	2,000	4,000	63,000	123,750	247,500	—	40,000	$14.00	308,800

(1) These columns show the PBRS granted to each NEO in March 2008. These PBRS grants were also subject to time based vesting over a three-year period. The minimum diluted earnings per share threshold goal was not achieved and as a result, none of the PBRS vested and no expense was incurred by the Company in connection with these awards. Please refer to the discussion in the Compensation Discussion and Analysis section entitled, "Long-Term Equity Incentives" for more information.

(2) These columns show what the potential payout for each NEO was under the executive Short-Term Cash Based Incentives plan for fiscal year 2008 if the threshold, target, or maximum goals were satisfied for all performance measures. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Short-Term Cash Based Incentive Plan." The minimum threshold goal was not achieved so no payment was made by the Company.

(3) This column shows the number of shares of restricted stock granted in fiscal year 2008 to the NEO. The restricted stock vest over a four-year period in equal annual installments beginning on the first anniversary date of the grant. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Long-Term Equity Incentives."

(4) This column shows the number of stock options granted in fiscal year 2008 to the NEOs. These stock options vest over a four-year period in equal annual installments beginning on the first anniversary date of the grant. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Long-Term Equity Incentives."

(5) This column shows the exercise price for the stock options granted, which was the closing price of the Company's stock on the grant date indicated.

(6) This column shows the full grant date fair value of stock option and restricted stock grants under FAS 123(R). Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the stock option and restricted stock awards vesting schedule, excluding the impact of estimated forfeitures. For additional information, refer to Note Two (listed under Stock Compensation) and Note Eight (Equity Awards) to the Notes to Consolidated Financial Statements in our 2008 Form 10-K. These amounts reflect the Company's accounting expense for these stock option and restricted stock awards, and do not correspond to the actual value that will be recognized by the NEO.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock option awards and restricted stock awards to the NEOs as of January 31, 2009. This table includes unexercised and unvested stock options and restricted stock awards. The vesting schedule for each grant of stock options and restricted stock awards is shown in the footnotes to this table. This table does not reflect any performance based shares of restricted stock that were awarded to certain of the NEOs in March of 2008 because the performance thresholds were not achieved and none of the PBRS vested.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Options Exercise Price ($)	Option Expiraton Date	Number of Shares or Units of Stock That Have not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Thomas D. Campion, Chairman of the Board	—	—	—	—	—	—	—
Richard M. Brooks, CEO	—	—	—	—	—	—	—
Lynn K. Kilbourne, President & GMM	78,196	30,775(1)	—	3.87	09/09/2014	—	—
	22,667	17,333(2)	—	27.31	03/09/2016	—	—
	8,000	32,000(3)	—	35.85	03/13/2017	—	—
	—	40,000(4)		14.00	03/16/2018	32,680(7)	233,662
Trevor S. Lang, CFO	15,833	34,167(5)	—	38.19	06/28/2017	10,250(8)	73,288
	—	40,000(4)		14.00	03/16/2018	—	—
Ford W. Wright, Executive Vice President of Stores	77,598(9)	—	—	1.09	06/01/2009	—	—
	10,000	30,000(6)	—	27.31	03/09/2016	—	—
	6,300	25,200(3)	—	35.85	03/13/2017	—	—
		40,000(4)		14.00	03/16/2018	—	—

(1) Twenty percent of the options vested on 7/31/2005 and 1/48th of the remaining options vest each month thereafter. The grant date was 9/09/2004.

(2) Twenty percent of the options vest on the one-year anniversary of the grant date and 1/48th of the remaining options vest each month thereafter. The grant date was 3/09/2006.

(3) Options subject to these grants vest over a five-year period in equal annual installments. The grant date was 3/13/2007.

(4) Options subject to this grant vest over a four-year period in equal annual installments. The grant date was 3/16/2008.

(5) Twenty percent of these options vest on the one-year anniversary of the grant date and 1/48th of the remaining options vest each month thereafter. The grant date was 6/28/2007.

(6) Options subject to this grant vest over an eight-year period in equal annual installments. The grant date was 3/09/2006.

(7) Twenty five percent of the restricted stock grant vest annually beginning on the grant date anniversary. The grant date was 9/2/2008.

(8) Twenty percent of the restricted stock grant vest after one year of service and 1/48th of the remaining restricted stock grant vest each month thereafter. The grant date was 6/28/2007.

(9) Options subject to this grant vest over an eight-year period in equal annual installments. The grant date was 6/01/1999.

Option Exercises and Stock Vested

The following table provides information for the NEOs on stock option exercises and on the vesting of other stock awards, during fiscal year 2008, including the number of shares acquired upon exercise or vesting and the value released before payment of any applicable withholding taxes and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Valued Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2) ($)
Lynn K. Kilbourne, President and GMM	48,800	836,514	—	—
Trevor S. Lang, CFO and Secretary			4,750	71,268

(1) The dollar amount realized upon exercise was calculated by determining the difference between the market price of the underlying shares of common stock at exercise and the exercise price of the stock options.

(2) The dollar amount realized upon vesting was calculated by applying the market price of the restricted stock shares on the vesting dates.

Pension Benefits

The Company does not maintain a defined benefit pension plan or supplemental pension plan.

Nonqualified Deferred Compensation

The Company does not maintain a nonqualified deferred compensation plan.

Director Compensation

The goal of our director compensation is to help attract, retain and reward our non-employee directors and align their interests with those of the shareholders. The board follows the previously discussed compensation philosophies previously discussed in the Compensation Discussion & Analysis. In order to evaluate our board compensation competitiveness, the board hired the same compensation consultant used in evaluating the named executive officers compensation for the first time in fiscal 2008. When the board considered and ultimately recommended an increase in non-employee director compensation effective for fiscal 2008, the compensation committee reviewed a competitive market analysis prepared by the consultant from recent reputable published director compensation surveys. At the time the compensation was approved, the level of non-employee director total compensation fell below the 50th percentile according to the survey analysis. The board believes the increased level of compensation is appropriate to attract and retain qualified outside directors. Our goal for total director compensation (cash and equity) is to be at the 50th percentile of comparable companies based on the consultant's competitive survey results.

The Company pays its non-employee directors an annual fee for their services as members of the board of directors. Each non-employee director receives an annual cash retainer of $30,000. The audit committee members receive cash compensation of $10,000 with the chairperson receiving $20,000 per year. The compensation committee members receive cash compensation of $7,500 with the chairperson receiving $15,000 per year. The governance/nominating committee member receives cash compensation of $5,000 with the chairperson receiving $10,000 per year. Directors appointed in an interim period receive pro-rata retainer fees.

The board also decided to change from issuing stock options to full value restricted stock in fiscal 2008. The board believes such awards, with both upside and downside opportunity, provide improved alignment with the interests of our shareholders. Finally, our policy is to offer slightly higher stock based compensation awards upon election to the board to recruit members and recognize their future commitment. For fiscal 2008, each non-employee director received stock awards equal to $46,700 based on the closing price of Zumiez stock on the day the board approved board compensation, May 28, 2008, except for one director who was up for re-election and received stock awards equal to $72,500 based on the closing price of Zumiez stock on the day the board approved board compensation, May 28, 2008.

The Company reimburses all directors for reasonable expenses incurred to attend meetings of the board of directors. Non-employee directors may elect to have a portion, or all, of their annual retainer be used for the reimbursement of travel expenses in excess of those that the Company considers to be reasonable.

Non-Employee Director Compensation

The following table discloses the cash, equity awards and other compensation earned by each of the Company's non-employee directors during fiscal 2008.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Stock Awards(2) ($)	All Other Compensation ($)	Total ($)
James M. Weber	55,000	52,790	31,822	—	139,612
Matthew L. Hyde	50,000	52,790	31,822	—	134,612
William M. Barnum Jr.	47,500	90,091	31,822	—	169,413
Gerald F. Ryles	55,000	90,091	31,822	—	176,913
David M. DeMattei	47,500	60,139	49,390	—	157,029

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options granted to the non-employee directors in accordance with FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note Two (listed under Stock Compensation) and Note Eight (Equity Awards) to the Notes to Consolidated Financial Statements in our 2008 Form 10-K. These amounts reflect the Company's accounting expense for fiscal 2008 for awards, and do not correspond to the actual value that will be recognized by the non-employee directors.

(2) The company awarded 2,333 shares of restricted stock to the directors in fiscal 2008 with a grant date fair value of $46,700 except for Mr. DeMattei. Mr. DeMattei was awarded 3,621 shares of restricted stock with a grant date fair value of $72,500 due to our policy to award higher stock based compensation due to his reelection to the board in May 2008. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, refer to Note Two (listed under Stock Compensation) and Note Eight (Equity Awards) to the Notes to Consolidated Financial Statements in our 2008 Form 10-K. These amounts reflect the Company's accounting expense for fiscal 2008 for these awards, and do not correspond to the actual value that will be recognized by the non-employee directors.

Potential Payments Upon Termination or Change in Control

Except for our Chief Executive Officer, the NEOs do not have employment or severance agreements with the Company. Certain of the NEOs have unvested stock options and awards of restricted stock under the Company's 2005 Equity Incentive Plan, the vesting of which may accelerate in the event of a Change in Control (as defined below). The information below is a summary of certain provisions of these agreements and does not attempt to describe all aspects of the agreements. The rights of the parties are governed by the actual agreements and are in no way modified by the abbreviated summaries set forth in this proxy statement.

Following the description of the agreements, there is a table showing the potential payments the NEOs could have received under these arrangements; in the case of Mr. Lang, Mr. Wright or Ms. Kilbourne, the vesting of certain of their options or awards of restricted stock that could be accelerated in connection with a Change in Control on January 31, 2009.

Acceleration of Stock Award Vesting

The Company's 2005 Equity Incentive Plan provides that in the event of a Change in Control (as defined below), if the surviving corporation does not assume or continue outstanding stock awards or substitute similar stock awards for those outstanding under the 2005 Equity Incentive Plan, then all such outstanding stock awards will be accelerated and become fully vested and exercisable immediately prior to the consummation of the Change in Control transaction.

For purposes of the 2005 Equity Incentive Plan, "Change in Control" means:

(i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization; or

(ii) the sale, transfer or other disposition of all or substantially all of the Company's assets.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

Estimated Payments on Termination or Change in Control

Name	Cash Severance upon Termination by Company Cause or by Executive for Good Reason(1)	Stock Option Vesting in Connection with a Change in Control(2)	Restricted Stock Vesting in Connection with a Change in Control(3)
Thomas D. Campion, Chairman of the Board	—	—	—
Richard M. Brooks, Chief Executive Officer	$393,750	—	—
Lynn K. Kilbourne, President & GMM	—	$101,056	$233,662
Trevor S. Lang, Chief Financial Officer and Secretary	—	—	$ 73,288
Ford W. Wright, Executive Vice President of Stores	—	—	—

(1) Represents payment of 18 months of base salary to Mr. Brooks based upon his base salary of $262,500 for the Company's 2008 fiscal year.

(2) Represents the amount calculated by multiplying the number of in-the-money options with respect to which the vesting would accelerate as a result of a Change in Control under the circumstances noted by the difference between the exercise price and the closing price of a share of common stock on the last trading day of the 2008 fiscal year. The number of shares subject to unvested stock options and exercise prices thereof are shown previously in the Outstanding Equity Awards at Fiscal Year-End table.

(3) Represents the amount of unvested restricted stocks awarded with respect to which the vesting would accelerate as a result of a Change in Control noted by the number of restricted stock shares unvested at the closing price of a share of common stock on the last trading day of the 2008 fiscal year.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The 2008 audit committee operates under a written charter adopted by the Company's board of directors. The charter of the audit committee is available at *http://ir.zumiez.com.*

We have reviewed and discussed with management our consolidated financial statements as of and for the fiscal year ended January 31, 2009.

We have discussed with the independent public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU Section 280), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

We have received and reviewed the written disclosures and the letter from the independent public accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and have discussed with the independent accountants their independence.

Based on the reviews and discussions referred to previously, we recommended to our board of directors that the financial statements referred to previously be included in our Annual Report on Form 10-K.

Audit Committee

Gerald F. Ryles, Chairman
William M. Barnum
David M. DeMattei
Matthew L. Hyde
James M. Weber

Fees Paid to Independent Registered Public Accounting Firm for Fiscal Years 2008 and 2007

The aggregate fees billed by Moss Adams LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal years ended January 31, 2009 (fiscal 2008) and February 2, 2008 (fiscal 2007), respectively, are as follows:

	Moss Adams	
	2008	2007
Audit Fees(1)	$444,131	$466,760
Tax Fees(2)	75,528	50,233
Total Fees	$519,659	$516,993

(1) Audit fees include services and costs in connection with the audit of the consolidated financial statements of the Company along with the reviews of the interim financial information of the Company and its Forms 10-K and 10-Q.

(2) Tax fees include preparation of the fiscal 2007 and 2006 federal income tax returns, preparation of state income and franchise tax returns and services related to cost segregation analysis.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee pre-approves all auditing services, internal control-related services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the "de minimis exception" (discussed below) for non-audit services that are approved by the audit committee prior to the completion of the audit. The audit committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full audit committee at its next scheduled meeting. The audit committee will evaluate whether any permitted non-audit services are compatible with maintaining the auditor's independence.

As discussed previously, all services of the auditor must be pre-approved by the audit committee except for certain services other than audit, review or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than 5 percent of the total fees paid by the Company to its auditor during the fiscal year in which the services are provided;
- such services were not recognized by the Company at the time of the engagement to be non-audit services; and
- such services are promptly brought to the attention of the audit committee and approved prior to the completion of the audit.

During fiscal 2008 there were no services that were performed pursuant to the "*de minimis exception*." During fiscal year 2007 there was approximately $12,000 of services that were performed pursuant to the "*de minimis exception*."

Equity Compensation Plan Information

The following table sets forth information concerning the Company's equity compensation plans as of January 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	1,793,353	$17.13	6,943,812
Equity compensation plans not approved by security holders(2)	—	—	—
Employee stock purchase plans approved by security holders(3)	—	—	939,222

(1) Equity compensation plans approved by security holders include the 1993 Stock Option Plan, the 2004 Stock Option Plan and the 2005 Equity Incentive Plan.

(2) The Company does not have any equity compensation plans that were not approved by the Company's security holders.

(3) Employee stock purchase plans approved by security holders include the 2005 Employee Stock Purchase Plan.

PROPOSAL 2

APPROVAL OF AMENDMENTS TO OUR EXISTING 2005 EQUITY INCENTIVE PLAN TO ALLOW FOR A ONE-TIME STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES OTHER THAN DIRECTORS AND EXECUTIVE OFFICERS

Introduction

We are seeking shareholder approval of amendments to our existing 2005 Equity Incentive Plan to allow for a one-time stock option exchange program. If implemented, the exchange program would allow us to cancel certain stock options currently held by some of our employees in exchange for the grant of a lesser amount of stock options with lower exercise prices. The exchange ratio will be designed to result in a fair value, for accounting purposes, of the replacement options to be granted that will be approximately equal to the fair value of the options that are surrendered. All of the options under consideration are above the closing 52-week high trading price of our common stock and were granted over 17 months ago (measured from the expected start date of the exchange program). By including options that are above the closing 52-week high trading price of our stock and greater than 17 months old, we believe we are only including outstanding options that are substantially "underwater" (meaning the exercise prices of the options are greater than our current stock price). The members of the board of directors and our executive officers will not be eligible to participate in the exchange program. Shareholder approval is required for this proposal under the NASDAQ listing rules. If Zumiez shareholders approve this proposal to amend our existing 2005 Equity Incentive Plan, the board of directors intends to commence the exchange program as soon as practicable after the annual meeting, but in no event after six months of the date of shareholder approval. Even if the shareholders approve this proposal, the board of directors or the compensation committee may still later determine not to implement the exchange program. If Zumiez shareholders do not approve this proposal, the exchange program will not take place.

Overview

Our stock price has experienced a significant decline during the last eighteen months due in large part to the continued weak economy that has negatively impacted customer traffic in our stores and thus adversely affected our financial results. Like many retailers, Zumiez business has been, and continues to be, adversely impacted by the global financial and economic crises. Our business depends heavily on the amount of discretionary income our customers have to spend and, as a result, as discretionary income declines, our customers have less to spend on our action sports related apparel, footwear, equipment and accessories. We have taken a number of actions since our stock price began declining to stimulate our business and improve our performance. However, our efforts have not yet had a significant impact on our stock price, which remains at a historically low level. Consequently, the Company's employees hold a significant number of stock options with exercise prices that greatly exceed both the current market price of Zumiez common stock and the average market price of our stock over the prior 12 months. Further, there can be no assurance that our efforts to stimulate our business and improve our performance will ultimately result in significant increases in our stock price in the near-term, if at all. Thus, the board of directors and the compensation committee believe these underwater options no longer provide the long-term incentive and retention objectives that they were intended to provide. The board of directors and the compensation committee believe the exchange program is an important component in our strategy to align employee and shareholder interests through our equity compensation programs. We believe that the exchange program is important for Zumiez because it will permit us to:

- Provide renewed incentives to our employees who participate in the exchange program. As of January 31, 2009, approximately 54% of our stock options were underwater. The options under this proposal represent approximately 27% of total options outstanding. The weighted average exercise price of the underwater options included in this proposal was $32.27 compared to a $7.15 closing price of our common stock on January 30, 2009. As a result, these stock options do not currently provide meaningful retention or incentive value to our employees. We believe the exchange program will enable us to enhance long-term shareholder value by providing greater assurance that the Company will be able to retain experienced and productive employees, by improving the morale of our employees generally, and by aligning the interests of our employees more fully with the interests of our shareholders.

- Reduce our total number of outstanding stock options, or "overhang," represented by outstanding options that have high exercise prices and may no longer provide adequate incentives to our employees. These underwater stock options currently create an equity award overhang to our shareholders of approximately 480,000 shares. As of January 30, 2009, the total number of shares of Zumiez common stock outstanding was approximately 29.5 million. Retaining these underwater options outstanding does not serve the interests of our shareholders and does not provide the benefits intended by our equity compensation program. By replacing the eligible options with a lesser number of options with a lower exercise price, our overhang will be decreased. The overhang represented by the options granted pursuant to the exchange program will reflect an appropriate balance between the Company's goals for its equity compensation program and our interest in minimizing our overhang and the dilution of our shareholders' interests.

- Recapture value from compensation costs that we already are incurring with respect to outstanding participating underwater stock options. These options were granted at the then fair market value of our common stock. Under applicable accounting rules, we will have to recognize a total of approximately $8.1 million in compensation expense related to these underwater options, $5.0 million of which has already been expensed as of January 31, 2009 and $3.1 million of which we will continue to be obligated to expense, even if these options are never exercised because a large portion remain underwater. We believe it is not an efficient use of the

Company's resources to recognize compensation expense on options that are not perceived by our employees as providing value. By replacing options that have little or no retention or incentive value with fewer options that will provide both retention and incentive value while creating no, or only nominal, additional compensation expense (other than immaterial expense that might result from fluctuations in our stock price after the exchange ratio has been set but before the exchange actually occurs), the Company will be making efficient use of its resources.

For reference purposes, the following table summarizes information regarding outstanding equity awards issued pursuant to the Company's 2005 Equity Incentive Plan and the Company's 2004 Stock Option Plan, and shares of common stock available for future grants under the 2005 Equity Incentive Plan as of January 31, 2009:

Shares available for future grant under existing plans	6,943,812
Shares issuable pursuant to outstanding stock options	1,793,353
Weighted average exercise price of all outstanding stock options	$ 17.13
Weighted average remaining term of all outstanding stock options	7.36
Shares issuable pursuant to restricted stock awards	284,483

If our shareholders do not approve the 2005 Equity Incentive Plan amendments authorizing the exchange program, eligible options will remain outstanding and in effect in accordance with their existing terms. We will continue to recognize compensation expense for these eligible options, even though the options may have little or no retention or incentive value.

Summary of Material Terms

If shareholders approve the requisite amendments to our existing 2005 Equity Incentive Plan, the material terms of the exchange program will include eligibility, the exchange ratio to be applied to eligible options and the vesting schedule to apply to replacement options granted pursuant to the exchange program. These terms are summarized here and described in further detail below.

- The exchange program will be open to all eligible Zumiez employees, except as described below, who are employed by us as of the start of the exchange program and remain employees through the date the exchange program ends. Eligible employees will be permitted to exchange all or none of the eligible options for replacement options on a grant-by-grant basis.
- The members of our board of directors and our executive officers, which includes our named executive officers designated by our compensation committee as of the start of the exchange program, will not be eligible to participate in the exchange program.
- The exchange ratio of shares subject to eligible options surrendered in exchange for replacement options granted will be determined in a manner intended to result in the grant of replacement options that have a fair value, for accounting purposes, approximately equal to the fair value of the eligible options they replace. The exchange ratio will be established shortly before the start of the exchange program and will depend on the original exercise price of the eligible options and the then-current fair value of the option (calculated using the binomial model). The exchange program will not be a one-for-one exchange. Instead, participating employees will receive replacement options covering a lesser number of shares (with a lower exercise price) than are covered by the surrendered eligible options.
- Each replacement option will have an exercise price per share equal to the closing price of our common stock on the date of grant, and will have a new four year vesting schedule that begins on the date of grant.
- The original 10 year contractual life of the option will not change.

- The exchange program will begin within six months of the date of shareholder approval. The board of directors and the compensation committee will determine the actual start date within that time period. If the exchange program does not commence within six months of shareholder approval, we will consider any future exchange or similar program to be a new one, requiring new shareholder approval before it could be implemented.

While the terms of the exchange program are expected to be materially similar to the terms described in this proposal, the board of directors and the compensation committee may change the terms of the exchange program in their sole discretion to take into account a change in circumstances, as described below, and may determine not to implement the exchange program even if shareholder approval is obtained.

Reasons for the Option Exchange Program

We believe that an effective and competitive employee incentive program is imperative for the success of our business. As stated in our Compensation Disclosure and Analysis we pay conservative salaries. Part of the way we hire and retain key talent in a very competitive market place is to tie a large portion of individual compensation to equity awards. We rely on our experienced and productive employees and their efforts to help the Company achieve its business objectives. At Zumiez, stock options and restricted stock awards constitute a key component of our incentive and retention programs because the board of directors and the compensation committee believe that equity compensation encourages employees to act like owners of the business, motivating them to work toward our long-term success and rewarding their contributions by allowing them to benefit from increases in the value of our shares. The Company has offered stock options to our employees since 1997. Due to the significant decline of our stock price during the last eighteen months, many of our employees now hold stock options with exercise prices significantly higher than the current market price of our common stock. For example, the closing price of our common stock on the NASDAQ Global Select Market on January 30, 2009 was $7.15, whereas, the weighted average exercise price of the proposed exchange eligible outstanding options held by our employees was $32.27. As of January 31, 2009, all of the proposed exchange eligible outstanding stock options held by our employees were significantly underwater. Although we continue to believe that stock options are an important component of our employees' total compensation, many of our employees view their existing options as having little or no value due to the significant difference between the exercise prices and the current market price of our common stock. As a result, for many employees, these options are ineffective at providing the incentives and retention value that our board of directors and the compensation committee believe is necessary to motivate and retain our employees.

Alternatives Considered

When considering how best to continue to incentivize and reward our employees who have underwater options, we considered the following alternatives:

Increase cash compensation. To replace equity incentives, we considered whether we could substantially increase base and target bonus cash compensation. However, significant increases in cash compensation would substantially increase our compensation expenses and reduce our cash flow from operations, which could adversely affect our business and operating results. In addition, these increases would not reduce our overhang.

Grant additional equity awards. We also considered special grants of additional stock options at current market prices or another form of equity award such as restricted stock units. However, these additional grants would increase our overhang, dilution to our shareholders and cause a substantial increase in stock based compensation expense.

Exchange options for cash. We also considered implementing a program to exchange underwater options for cash payments. However, an exchange program for cash would increase our compensation expenses and reduce our cash flow from operations, which could adversely affect our business and operating results. In addition, we do not believe that such a program would have significant long-term retention value.

We also believe the above mentioned alternatives are counter to our compensation philosophy.

Implementation of the Option Exchange Program

We also considered implementing a program to exchange underwater options for replacement options and settled on this approach. We determined that a program under which our employees could exchange stock options with higher exercise prices for a lesser number of stock options with a lower exercise price was the most attractive alternative for a number of reasons, including the following:

- *The exchange program offers a reasonable, balanced and meaningful incentive for our eligible employees.* Under the exchange program, participating employees will surrender eligible underwater options for replacement options covering fewer shares with a lower exercise price and that will vest over four years in equal annual installments beginning 12 months after the replacement option grant date.

- *The exchange ratio will be calculated to return value to our shareholders.* We will calculate the exchange ratio to result in a fair value, for accounting purposes, of the replacement options that will be approximately equal to the fair value of the eligible options that are exchanged, which we believe will have no significant adverse impact on our reported earnings. We believe this combination of fewer shares subject to options with lower exercise prices, granted with no expected significant adverse impact on our reported earnings, together with a new four year vesting requirement, represents a reasonable and balanced exchange program with the potential for a significant positive impact on employee retention, motivation and performance. Additionally, stock options will provide value to employees only if the Company's share price increases over time thereby aligning employee and shareholder interests.

- *The exchange program will reduce our equity award overhang.* Not only do the underwater options have little or no retention value, they cannot be removed from our equity award overhang until they are exercised, expire or the employee who holds them leaves our employment. An exchange, such as the Company's proposed exchange program, will reduce our overhang while eliminating the ineffective options that are currently outstanding. Because employees who participate in the exchange program will receive the lesser number of replacement options in exchange for their surrendered eligible options, the number of shares of stock subject to all outstanding equity awards will be reduced, thereby reducing our overhang. Based on the assumptions described below, and an assumed exchange ration of 2:1, if all eligible options are exchanged, options to purchase approximately 480,000 shares will be surrendered and cancelled, while replacement options covering approximately 240,000 shares will be granted, resulting in a net reduction in the equity award overhang by approximately 240,000 shares. The total number of shares subject to outstanding option awards as of January 31, 2009 was approximately 1.6 million shares, including the approximately 240,000 replacement options. As of January 31, 2009, the total number of shares of Zumiez common stock outstanding was approximately 29.5 million. All eligible options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.

- *Shares subject to options that are exchanged and cancelled under the exchange program will not be available for future issuance.* Under the exchange program, shares subject to eligible options that are surrendered in exchange for a lesser number of replacement options will be cancelled and not available for future grant.

- *Members of our board of directors and the executive officers will not be eligible to participate in the exchange program.* Although our directors and executive officers also hold options that are significantly underwater, these individuals are not eligible to participate in the exchange program because we believe that their compensation should remain at greater risk based on our stock price.

Description of the Option Exchange Program

Implementing the Exchange Program. We have not commenced the exchange program and will not do so unless our shareholders approve this proposal. If the Company receives shareholder approval of the 2005 Equity Incentive Plan amendments permitting the exchange program, the exchange program may commence at a time determined by the board of directors or the compensation committee, with terms expected to be materially similar to those described in this proposal. If the Company receives the required shareholder approval for the plan amendments, the approval will be for a one-time exchange program. Even if the shareholders approve this proposal, the board of directors or the compensation committee may still later determine not to implement the exchange program. It is currently anticipated that the exchange program will commence as soon as practicable following approval of this proposal by our shareholders. However, if the exchange program does not commence within six months after the date of shareholder approval, the Company will not commence an exchange or similar program without again seeking and receiving shareholder approval. Upon commencement of the exchange program, employees holding eligible options would receive written materials (the "offer to exchange") explaining the precise terms and timing of the exchange program. Employees would be given at least 20 business days (or such longer period as we may elect to keep the exchange program open) to elect to exchange all or none of their eligible options for replacement options. After the offer to exchange is closed, the eligible options surrendered for exchange would be cancelled, and the compensation committee would approve grants of replacement options to participating employees in accordance with the exchange ratio. All such replacement options would be granted under the 2005 Equity Incentive Plan and would be subject to the terms of the plan. At or before commencement of the exchange program, we will file the offer to exchange and other related documents with the SEC as part of a tender offer statement on Schedule TO. Employees, as well as shareholders and members of the public, will be able to access the offer to exchange and other documents we file with the SEC free of charge from the SEC's web site at *www.sec.gov* or on our investor relations web site at *http://ir.zumiez.com.*

If you are both a shareholder and an employee holding eligible options, please note that voting to approve the 2005 Equity Incentive Plan amendments authorizing the exchange program does not constitute an election to participate in the exchange program.

Eligible Options. To be eligible for exchange under the exchange program, an underwater option, as of a date specified by the terms of the offer to exchange (which date will be not more than 20 business days prior to the date that the exchange program commences), must (i) have a per share exercise price at or above the 52-week closing high trading price of our common stock as reported by the NASDAQ Global Select Market (or such lesser exercise price as the compensation committee may determine, but in any case still substantially above the then-current trading price of our common stock), and (ii) have been granted at least 17 months prior to the date that the exchange program commences.

Eligible Participants. The exchange program will be open to all Zumiez employees who hold eligible options, except as described below. Although the Company intends to include all employees, the Company may exclude such employees if, for any reason, the compensation committee believes that their participation would be illegal, inadvisable or impractical. To be eligible, an individual must be employed on the date the offer to exchange commences and must remain employed through the date that replacement options are granted. The exchange program will not be open to members of the board of directors or the named executive officers in this proxy. As of January 31, 2009, there were approximately 138 employees eligible to participate in the exchange program.

Exchange Ratio. The exchange ratio will be designed to result in a fair value, for accounting purposes, of the replacement options that will be approximately equal to the fair value of the eligible options that are surrendered in the exchange (based on valuation assumptions made when the offer to exchange commences). This ratio will be designed to make the grant of replacement options accounting expense neutral. The actual exchange ratio will be determined by the compensation committee shortly before the start of the exchange program.

The exchange ratio will be based on the fair value of the eligible options (calculated using the binomial model). The calculation of fair value using binomial model takes into account many variables, such as the volatility of our stock and the expected term of an option. As a result, the exchange ratio does not necessarily increase as the exercise price of the option increases. Setting the exchange ratio in this manner is intended to result in the issuance of replacement options that have a fair value, for accounting purposes, approximately equal to or less than the fair value of the surrendered eligible options they replace. This will eliminate or minimize any additional compensation cost that we must recognize on the replacement options, other than immaterial compensation expense that might result from fluctuations in our stock price after the exchange ratio has been set but before the exchange actually occurs. Although the exchange ratios cannot be determined now, we can provide an example if we make certain assumptions regarding the start date of the offer to exchange, the fair value of the eligible options, and the fair market value of our common stock. For illustration purposes, assume we were to begin the exchange program on July 1, 2009, which would allow us to include in the exchange program a substantial percentage of our outstanding underwater options, and assume that our then applicable 52-week high would be $23.00. As a result, options with an exercise price above $23.00 would be eligible for the exchange program. If, at the time we set the exchange ratio, the fair market value of our common stock was $8.50 per share then based on the method previously described of determining the exchange ratio, the following exchange ratio would apply:

The Exchange Ratio Would Be If the Exercise Price of an Eligible Option Is: (Eligible Option to Replacement Option):

If the Exercise Price of an Eligible Option Is: (Eligible Option to Replacement Option):	The Exchange Ratio Would Be
$23.00 - $41.86	2 : 1

The foregoing exchange ratio is provided merely as an example of how we would determine the exchange ratio if we were commencing the exchange offer based on an $8.50 share price. We will apply the same methodology once these factors are decided closer to the time of commencement of the exchange program. The total number of replacement options a participating employee will receive with respect to a surrendered eligible option will be determined by converting the number of shares underlying the surrendered eligible option according to the exchange ratio and rounding down to the nearest whole share.

For purposes of example only, if a participating employee exchanged an eligible option for 200 shares and the exchange ratio was one share of replacement option for every two surrendered eligible option shares, the employee would receive a replacement option for 100 shares in exchange for the surrendered eligible options (200 divided by 2).

Continuing this example, if we assume that all eligible options (as of January 31, 2009) remain outstanding and the option holders remain eligible to participate, the following table summarizes information regarding the eligible options and the replacement options that would be granted in the exchange:

Exercise Prices of Eligible Options	Number of Shares Underlying Eligible Options	Weighted Average Exercise Price of Eligible Options	Weighted Average Remaining Life of Eligible Options (Years)	Exchange Ratio	Maximum Number of Shares Underlying Replacement Options That May be Granted
$23.00 - $41.86	480,175	$32.27	7.70	2 : 1	240,088

After the exchange as presented in this example (assuming all eligible options are tendered and without including any grants after February 1, 2009), there will be approximated 6.5 million shares available for grant, and approximately 1.6 million options outstanding. These outstanding options would have a weighted average exercise price of $11.12 and a weighted average remaining contractual life of 5.6 years.

Election to Participate. Participation in the exchange program will be voluntary. Eligible employees will be permitted to exchange all or none of the eligible options for replacement options on a grant-by-grant basis.

Exercise Price of Replacement Options. All replacement options will be granted with an exercise price equal to the closing price of our common stock on the replacement option grant date as reported by the NASDAQ Global Select Market.

Vesting of Replacement Options. The replacement options will vest in four equal annual installments beginning 12 months after the replacement option grant date.

Term of the Replacement Options. There will be no change to the original term of the option, which was 10 years from the grant date.

Other Terms and Conditions of the Replacement Options. The other terms and conditions of the replacement options will be set forth in an option agreement to be entered into as of the replacement option grant date. Any additional terms and conditions will be comparable to the other terms and conditions of the eligible options. All replacement options will be nonstatutory stock options granted under our 2005 Equity Incentive Plan, regardless of the tax status of the eligible options surrendered for exchange.

Return of Eligible Options Surrendered. The eligible options surrendered for exchange will be cancelled and will not be eligible for reissuance in the future.

Accounting Treatment. Under SFAS 123(R), the exchange of options under the option exchange program is treated as a modification of the existing options for accounting purposes. Accordingly, we will recognize the unamortized compensation cost of the surrendered options, as well as any incremental compensation cost of the replacement options granted in the exchange program, ratably over the vesting period of the replacement options. The incremental compensation cost will be measured as the excess, if any, of the fair value of each replacement option granted to employees in exchange for surrendered eligible options, measured as of the date the replacement options are granted, over the fair value of the surrendered eligible options in exchange for the replacement options, measured immediately prior to the cancellation. Because the exchange ratio will be calculated to result in the fair value of surrendered eligible options being equal to the fair value of the options replacing them, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the exchange program. In the event that any of the replacement options are forfeited prior to their vesting due to termination of service, the incremental compensation cost for the forfeited replacement options will not be recognized; however, we would recognize any unamortized compensation expense from the surrendered options which would have been recognized under the original vesting schedule.

U.S. Federal Income Tax Consequences. The following is a summary of the anticipated material U.S. federal income tax consequences of participating in the exchange program. A more detailed summary of the applicable tax considerations to participating employees will be provided in the offer to exchange. We believe the exchange of eligible options for replacement options pursuant to the exchange program should be treated as a non-taxable exchange and neither we nor any of our employees should recognize any income for U.S. federal income tax purposes upon the surrender of eligible options and the grant of replacement options. However, the tax consequences of the exchange program are not entirely certain, and the Internal Revenue Service is not precluded from adopting a contrary position. The law and regulations themselves are also subject to change. All holders of eligible options are urged to consult their own tax advisors regarding the tax treatment of participating in the exchange program under all applicable laws prior to participating in the exchange program.

Potential Modification to Terms to Comply with Governmental Requirements. The terms of the exchange program will be described in an offer to exchange that will be filed with the SEC. Although we do not anticipate that the SEC will require us to materially modify the exchange program's terms, it is possible that we will need to alter the terms of the exchange program to comply with comments from the SEC. Changes in the terms of the exchange program may also be required for tax purposes for participants in the United States as the tax treatment of the exchange program is not entirely certain. The compensation committee will retain the discretion to make any such necessary or desirable changes to the terms of the exchange program for purposes of complying with comments from the SEC or optimizing the U.S. federal income tax consequence.

Plan Benefits Relating to the Option Exchange Program

Because participation in the exchange program is voluntary, the benefits or amounts that will be received by any participant, if this proposal is approved and the exchange program is implemented, are not currently determinable, since we are not able to predict who or how many participants will elect to participate, how many options will be surrendered for exchange or the number of replacement options that may be granted. None of our executive officers or our board of directors will be eligible to participate in the exchange program. Based on the assumptions described previously, including an assumed $23.00 52-week high trading price of our common stock and a $8.50 share price, the maximum number of shares underlying options that would be cancelled would be approximately 480,175 shares, and the maximum number of shares underlying new options that would be granted would be approximately 240,088 shares.

Effect on Shareholders

We are unable to predict the precise impact of the exchange program on our shareholders because we are unable to predict how many or which employees will exchange their eligible options. The exchange program was designed in the aggregate to be expense-neutral to our shareholders while reducing the overhang. Based on the assumptions described previously, including an assumed $23.00 52-week high trading price of our common stock and a $8.50 share price, if all eligible options are exchanged, options to purchase approximately 480,175 shares will be surrendered and cancelled, while replacement options covering approximately 240,088 shares will be granted resulting in a net reduction in the equity award overhang by approximately 240,088 shares. Following the exchange program, if all eligible options are exchanged, we will have approximately 1.6 million options outstanding, with a weighted average exercise price of $11.12 and a weighted average remaining term of 5.6 years. The total number of shares available for equity awards as of January 31, 2009, including the replacement options, would be approximately 6.5 million shares. As of January 31, 2009, the total number of shares of Zumiez common stock outstanding was approximately 29.5 million.

Text of Amendments to 2005 Equity Incentive Plan

In order to permit the Company to implement the one-time stock option exchange program in compliance with its existing 2005 Equity Incentive Plan and applicable NASDAQ listing rules, the compensation committee recommended and the board of directors approved amendments to the Company's 2005 Equity Incentive Plan, subject to approval of the amendments by the Company's shareholders. The Company is seeking shareholder approval to amend the 2005 Equity Incentive Plan to allow for the exchange program. The amendments would add a new Section 6(o), to the 2005 Equity Incentive Plan, which new section will read as follows:

> Notwithstanding any other provision of the Plan to the contrary, upon approval of the Company's shareholders, the board (or the committee) may provide for, and the Company may implement, a one-time-only option exchange offer, pursuant to which certain outstanding options could, at the election of the person holding such option, be tendered to the Company for cancellation in exchange for the issuance of a lesser amount of options with a lower exercise price, provided that such one-time-only option exchange offer is commenced within six months of the date of such shareholder approval.

In addition, a new sentence would be added to Section 4(b) of the 2005 Equity Incentive Plan, which would read as follows:

> Former plan shares shall not include reserved shares of common stock that are subject to options granted under the Plan that are cancelled and exchanged for new options pursuant to a one-time option exchange as provided for in Section 6(o).

This sentence would require that shares of common stock subject to options that are exchanged and cancelled pursuant to our proposed exchange offer, not be available for future grant under the 2005 Equity Incentive Plan.

Summary of the 2005 Equity Incentive Plan

The following is a summary of the material terms of the 2005 Equity Incentive Plan as proposed to be amended and is qualified in its entirety by reference to the 2005 Equity Incentive Plan. A copy of the 2005 Equity Incentive Plan prior to the amendment submitted for shareholder approval at this annual meeting may be found attached as exhibit 10.7 to the Company's Registration Statement on Form S-1 filed on April 21, 2005.

Administration. The board of directors administers the 2005 Equity Incentive Plan and may delegate this authority to administer the plan to a committee. Subject to the terms of the 2005 Equity Incentive Plan, the plan administrator, which is our board of directors or its authorized committee, determines recipients, grant dates, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted.

Share Reserve. The aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2005 Equity Incentive Plan will not exceed 5,850,000 split-adjusted shares plus (1) the number of shares that are subject to awards under the 2005 Equity Incentive Plan, the 1993 Option Plan or the 2004 Option Plan that have been forfeited or repurchased by us or that have otherwise expired or terminated, (2) at our option, the number of shares that were reserved for issuance under the 2004 Option Plan but that were not subject to a grant under such plan at the completion of our initial public offering in May 2005, and (3) an annual increase on the first business day of each fiscal year such that the total number of shares available for issuance under the 2005 Equity Incentive Plan shall equal 15% of the total number of shares of common stock outstanding on such business day; provided, that with respect to such annual increase, our may designate a lesser number of additional shares or no additional shares during such fiscal year. In no event, however, will the aggregate number of shares available for award under our 2005 Equity Incentive Plan exceed 8,775,000 split-adjusted shares. As a result of this limitation on the aggregate number of shares available for award under our 2005 Equity Incentive Plan, of the 6,614,594 split-adjusted shares of our common stock that were reserved for issuance under our 2004 Option Plan but that were not subject to grants under that plan at the completion of our initial public offering, up to 2,925,000 split-adjusted shares may currently be added to the shares of common stock that may be issued pursuant to awards granted under the 2005 Equity Incentive Plan pursuant to clause (2) of the first sentence of this paragraph; however, we do not currently intend to add any of those shares to the 2005 Equity Incentive Plan.

The following types of shares issued under the 2005 Equity Incentive Plan may again become available for the grant of new awards under the 2005 Equity Incentive Plan: restricted stock issued under the 2005 Equity Incentive Plan that is forfeited or repurchased by us prior to it becoming fully vested; shares withheld for taxes; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the 2005 Equity Incentive Plan that have expired or otherwise terminated without having been exercised in full. Shares subject to awards that are exchanged and cancelled under the proposed exchange offer, will not be available for future grant under the 2005 Equity Incentive Plan.

Stock Options. Nonqualified options and incentive options are granted pursuant to stock option agreements. The plan administrator determines the exercise price for stock options. Subject to the limitations set forth below regarding persons owning more than ten percent of our stock or of any of our affiliates ("ten percent shareholders"), the exercise price for nonqualified options and incentive options will be at least 100% of the fair market value of the shares of common stock underlying the option on the date such option is granted. Incentive options will not be exercisable after the expiration of ten years from the date of grant. For ten percent shareholders, the exercise price for incentive options will be at least 110% of the fair market value of the shares of common stock underlying an incentive option on the date such incentive option is granted and such incentive option will not be exercisable after the expiration of five years from the date of grant. The plan administrator determines the vesting period and term of stock options granted under the 2005 Equity Incentive Plan. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death or the optionee dies within a specified period after termination of service, the optionee, or his or her beneficiary, may exercise any vested options for a period of 12 months in the event of disability or 18 months in the event of death, after the date such service relationship ends or after death, as applicable. If an optionee's relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event, however, may an option be exercised after the expiration of its term, as set forth in the stock option agreement.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will either be cash, common stock owned by the optionee that has been held by the optionee for at least six months, a deferred payment arrangement, a cashless exercise or other legal consideration approved by the plan administrator. The plan administrator may grant stock options with provisions entitling the optionee to a further option, referred to as a re-load option, in the event the optionee exercises the option evidenced by the option agreement, in whole or in part, by surrendering other shares of our common stock.

Generally, an optionee may not transfer a nonqualified option other than by will or the laws of descent and distribution unless the nonqualified option agreement provides otherwise. Optionees may not transfer incentive options except by will or by the laws of descent and distribution and incentive options are exercisable during the lifetime of the optionee only by the optionee. Optionees may designate a beneficiary who may exercise the option following the optionee's death.

Stock Bonus Awards. Stock bonus awards are granted pursuant to stock award agreements. The consideration for stock bonus awards may be a recipient's performance of services for us or our affiliates. Stock bonus awards may be subject to a repurchase right in accordance with a vesting schedule determined by the plan administrator. Upon termination of a recipient's service with us, stock bonus awards that are unvested as of the date of such termination may be reacquired by us after such time as would not result in negative accounting consequences. Stock bonus awards may be transferable only to the extent provided in a stock award agreement.

Restricted Stock. A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units) at a price determined by the plan administrator. Restricted stock and restricted stock units are granted pursuant to stock award agreements. Upon termination of a recipient's service with us, shares of restricted stock that are unvested as of the date of such termination may be reacquired by us subject to the terms of the restricted stock award agreement. Restricted stock awards may be subject to a repurchase right in accordance with a vesting schedule determined by the board of directors. Restricted stock and restricted stock units may be transferable only to the extent provided in a stock award agreement.

Stock Appreciation Rights. Stock appreciation rights entitle a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the stock appreciation right over the grant price of the stock appreciation right. Stock appreciation rights are granted pursuant to stock award agreements. The plan administrator may grant stock appreciation rights in connection with stock options or in a stand-alone grant. The plan administrator determines the term and grant price for a stock appreciation right. A stock appreciation right granted under the 2005 Equity Incentive Plan vests at the rate specified in the stock award agreement. With respect to stock appreciation rights that are granted in connection with stock options, such stock appreciation rights shall be exercisable only to the extent that the related stock option is exercisable and such stock appreciation rights shall expire no later than the date on which the related stock options expire. If a recipient's relationship with us, or any of our affiliates, ceases for any reason, any unvested stock appreciation rights will be forfeited and any vested stock appreciation rights will be automatically redeemed.

Capitalization Adjustments. In the event of a dividend or other distribution (whether in the form of cash, shares of common stock, other securities, or other property), recapitalization, stock split, reorganization, merger, consolidation, exchange of our common stock or our other securities, or other change in our corporate structure, the plan administrator may adjust the number of shares that may be delivered under the 2005 Equity Incentive Plan and the number and price of the shares covered by each outstanding stock award.

Changes in Control. In the event of a change in control of us (as defined in the 2005 Equity Incentive Plan), all outstanding options and other awards under the 2005 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by award holders whose service with us or any of our affiliates has not terminated will be accelerated and such awards will be fully vested and exercisable immediately prior to the consummation of such transaction, and the stock awards shall automatically terminate upon consummation of such transaction if not exercised prior to such event.

Amendment and Termination. The plan administrator may amend (subject to shareholder approval as required by applicable law), suspend or terminate the 2005 Equity Incentive Plan at any time.

Plan Benefits

All awards to employees, officers, consultants or directors under the 2005 Equity Incentive Plan are made at the discretion of the compensation committee. Therefore, the benefits and amounts that will be received or allocated under the 2005 Equity Incentive Plan are not determinable at this time. However, please refer to the description of grants made to our named executive officers in the last fiscal year described in the "Fiscal 2008 Grants of Plan-Based Awards" table. Grants made to our non-employee directors in the last fiscal year are described in "Compensation of Directors." For further information regarding the potential benefits and amounts for participants in connection with the exchange program, see "Plan Benefits Relating to the Exchange Program."

Shareholder Approval

This proposal to amend the 2005 Equity Incentive Plan will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal. If Zumiez shareholders approve this proposal, the board of directors and compensation committee intend to commence the exchange program as soon as practicable after the annual meeting, but in no event after six months of the date of shareholder approval. Even if the shareholders approve this proposal, the board of directors or the compensation committee may still later determine not to implement the exchange program. If Zumiez shareholders do not approve this proposal, the amendments to the 2005 Equity Incentive Plan to include the exchange program will not take place.

FOR THE FOREGOING REASONS, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE PROPOSAL TO AMEND THE COMPANY'S EXISTING 2005 EQUITY INCENTIVE PLAN TO ALLOW FOR A ONE-TIME STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES OTHER THAN DIRECTORS AND EXECUTIVE OFFICERS.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Upon the recommendation of the audit committee, the board of directors has reappointed Moss Adams, LLP to audit our consolidated financial statements for the fiscal year ending January 30, 2010 (fiscal 2009). Moss Adams LLP has served as our independent registered public accounting firm since fiscal 2006. A representative from Moss Adams LLP will be at the meeting to answer any questions that may arise.

If the shareholders do not ratify the selection of Moss Adams, LLP as our independent registered public accounting firm for the fiscal year ending January 30, 2010, our board of directors will evaluate what would be in the best interests of our company and our shareholders and consider whether to select a new independent registered public accounting firm for the current fiscal year or whether to wait until the completion of the audit for the current fiscal year before changing our independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF ITS SELECTION OF MOSS ADAMS, LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JANUARY 30, 2010.

PERFORMANCE MEASUREMENT COMPARISON

The following graph shows a comparison for total cumulative returns for Zumiez Inc., The Nasdaq Composite Index and the Nasdaq Retail Trade Index during the period commencing on May 6, 2005 (the Company's initial public offering date) and ending on January 31, 2009. The comparison assumes $100 was invested on May 6, 2005 in each Zumiez, The Nasdaq Composite Index and the Nasdaq Retail Trade Index, and assumes the reinvestment of all dividends, if any. The comparison in the tables is required by the SEC and is not intended to be a forecast or to be indicative of future Company Common Stock performance.

COMPARISON OF 44 MONTH CUMULATIVE TOTAL RETURN*
Among Zumiez Inc., The NASDAQ Composite Index
And The NASDAQ Retail Trade Index



$400
$350
$300
$250
$200
$150
$100
$50
$0
5/6/05
1/31/06
1/31/07
2/2/08
1/31/09
Zumiez Inc.
NASDAQ Composite
NASDAQ Retail Trade

* $100 invested on 5/6/05 in stock or on 4/30/05 in index-including reinvestment of dividends. Indexes calculated on month-end basis.

	5/6/05	1/31/06	1/31/07	2/2/08	1/31/09
Zumiez Inc.	**100.00**	**268.56**	**365.56**	**222.67**	**79.44**
NASDAQ Composite	**100.00**	**121.23**	**132.21**	**127.35**	**77.32**
NASDAQ Retail Trade	**100.00**	**134.88**	**131.94**	**143.14**	**82.15**

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers, banks and other agents) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of brokers, banks or other agents with account holders who are shareholders of Zumiez will be "householding" our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker, bank or other agent that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, bank or other agent, and direct a written request for the separate proxy statement and annual report to Secretary, Zumiez Inc., 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203. Shareholders whose shares are held by their broker, bank or other agent as nominee and who currently receive multiple copies of the proxy statement at their address that would like to request "householding" of their communications should contact their broker, bank or other agent.

PROPOSALS OF SHAREHOLDERS

We expect to hold our next annual meeting on or about May 26, 2010. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to our Secretary at the address below. The proposal must be received at our executive offices no later than December 10, 2009, to be considered for inclusion. Among other requirements set forth in the SEC's proxy rules and our Bylaws, you must have continuously held at least $2,000 in market value or 1% of our outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in our proxy materials, you must provide notice of such proposal to us no later than January 27, 2010 and not before December 28, 2009. Our Bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our Bylaws, please contact:

Secretary
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, WA 98203

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors
Trevor S. Lang
Chief Financial Officer and
Secretary

Everett, WA
April 20, 2008

A copy of our Annual Report on Form 10-K for the fiscal year ended January 31, 2009 filed with the SEC is available without charge upon written request to: Secretary, Zumiez Inc., 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: January 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-51300

ZUMIEZ INC.

(Exact name of Registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	**91-1040022** (IRS Employer Identification No.)
6300 Merrill Creek Parkway, Suite B, Everett, Washington (Address of principal executive offices)	**98203** (Zip Code)

Registrant's telephone number, including area code: **(425) 551-1500**

Securities registered under Section 12(b) of the Act: **Common Stock**

Name of each exchange on which registered: **The NASDAQ Global Select Market**

Securities registered under Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the last ninety days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark if the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of the last business day of the second fiscal quarter, August 2, 2008, the aggregate market value of the Registrant's voting and non-voting stock held by non-affiliates of the Registrant was approximately $292,158,083 using the closing sales price on that day of $14.90.

As of March 23, 2009, there were 29,933,905 shares of the Registrant's common stock outstanding.

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DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report is incorporated by reference from the Registrant's definitive proxy statement, relating to the Annual Meeting of Shareholders scheduled to be held May 27, 2009, which definitive proxy statement will be filed not later than 120 days after the end of the fiscal year to which this report relates.

ZUMIEZ INC.

FORM 10-K

PART I.

This Form 10-K contains forward-looking statements. These statements relate to our expectations for future events and future financial performance. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. These statements are only predictions. Actual events or results may differ materially. Factors which could affect our financial results are described in Item 1A below and in Item 7 of Part II of this Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

Comment regarding our fiscal year end: The Company's fiscal year is based on a 52/53-week year ending on the Saturday closest to January 31. This change first became effective for fiscal year 2003, which ended on January 31, 2004.

"Zumiez," the "Company," "we," "us," "our" and similar references refer to Zumiez Inc. and our wholly-owned subsidiary Zumiez Nevada, LLC.

Item 1. BUSINESS

We are a mall based specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of January 31, 2009 we operated 343 stores primarily located in shopping malls, giving us a presence in 31 states. We were founded in 1978 by Thomas D. Campion, our Chairman. Our current Chief Executive Officer, Richard M. Brooks joined us as Chief Financial Officer in 1993. Our stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, BMX and motocross. We support the action sports lifestyle and promote our brand through a multi-faceted marketing approach that is designed to integrate our brand image with our customers' activities and interests. This approach, combined with our differentiated merchandising strategy, store design, comprehensive training programs and passionate employees, allows us to provide an experience for our customers that we believe is consistent with their attitudes, fashion tastes and identities and is otherwise unavailable in most malls.

Our stores bring the look and feel of an independent specialty shop to the mall by emphasizing the action sports lifestyle through a distinctive store environment and high-energy sales personnel. We seek to staff our stores with store associates who are knowledgeable users of our products, which we believe provides our customers with enhanced customer service and supplements our ability to identify and react quickly to emerging trends and fashions. We design our stores to appeal to teenagers and young adults and to serve as a destination for our customers. Most of our stores, which average approximately

2,900 square feet, feature couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time and to interact with each other and our store associates. To increase customer traffic, we generally locate our stores near busy areas of the mall such as food courts, movie theaters, music or game stores and other popular teen retailers. We believe that our distinctive store concept and compelling store economics will provide continued opportunities for growth in both new and existing markets.

We believe that our customers desire merchandise and fashion that is rooted in the action sports lifestyle and reflects their individuality. We strive to keep our merchandising mix fresh by continuously introducing new brands and styles and categories of product. Our focus on a diverse collection of brands allows us to quickly adjust to changing fashion trends. We believe that our strategic mix of both apparel and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and helps to affirm our credibility with our customers. In addition, we supplement our stores with a select offering of private label apparel and products as a value proposition that we believe complements our overall merchandise selection.

Over our 30-year history, we have developed a corporate culture based on a passion for the action sports lifestyle. Our management philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity at the individual store associate level. We empower our store managers to make store-level business decisions and consistently reward their success. We seek to enhance the productivity of our employees and encourage their advancement by offering comprehensive in-store, regional and national training programs, which we refer to collectively as "Zumiez University." We have:

- increased our store count from 113 as of the end of fiscal 2003 to 343 as of the end of fiscal 2008 a compounded annual growth rate of 24.9%;
- experienced net sales per square foot in excess of $420 for our last five fiscal years ending with fiscal 2008;
- increased net sales from approximately $117.9 million in fiscal 2003 to approximately $408.7 million in fiscal 2008, representing a compound annual growth rate of 28.2%;
- increased operating profit from $7.5 million in fiscal 2003 to $24.6 million in fiscal 2008, representing a compound annual growth rate of 26.8% and
- been profitable in every fiscal year of our 30 year history.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are critical to our continuing success.

Attractive Lifestyle Retailing Concept. We target a large population of 12 to 24 year olds, many of whom we believe are attracted to the action sports lifestyle and desire to promote their personal independence and style through the apparel, shoes and accessories they wear and the equipment they use. We believe that action sports are a permanent and growing aspect of youth culture, reaching not only consumers that actually participate in action sports, but also those who seek brands and styles that fit a desired action sports image. We believe we have developed a brand image that our customers view as consistent with their attitudes, fashion tastes and identity that should allow us to benefit in our market.

Differentiated Merchandising Strategy. We have created a highly differentiated retailing concept by offering an extensive selection of current and relevant action sports brands encompassing apparel, footwear, equipment and accessories. The breadth of merchandise offered at our stores exceeds that offered by many other action sports specialty stores and includes some brands and products that are available within many malls only at our stores. The action sports lifestyle includes activities that are popular at different times throughout the year, providing us the opportunity to shift our merchandise selection seasonally. Many of our customers desire to update their wardrobes and equipment as fashion trends evolve or the action sports season dictates. We believe that our ability to quickly recognize changing brand and style preferences and transition our merchandise offerings allows us to continually provide a compelling offering to our customers.

Deep-rooted Corporate Culture. Our culture and brand image enable us to successfully attract and retain high quality employees who are passionate and knowledgeable about the products we sell. We place great emphasis on customer service and satisfaction, and we have made this a defining feature of our corporate culture. To preserve our culture, we strive to promote store managers from within and they are given extensive responsibility for most aspects of store level management. We provide these managers with the knowledge and tools to succeed through our comprehensive training programs and the flexibility to manage their stores to meet localized customer demand.

Distinctive Store Experience. We strive to provide a convenient shopping environment that is appealing and clearly communicates our distinct brand image. Our stores are designed to reflect an "organized chaos" that we believe is consistent with many teenagers' and young adults' lifestyles. We seek to attract knowledgeable store associates who identify with the action sports lifestyle and are able to offer superior customer service, advice and product expertise. To further enhance our customers' experience, most of our stores feature areas with couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time, to interact with each other and our store associates in a familiar and comfortable setting and to visit our stores more frequently. We believe that our distinctive store environment enhances our image as a leading source for apparel and equipment for the action sports lifestyle.

Disciplined Operating Philosophy. We have an experienced senior management team. Our management team has built a strong operating foundation based on sound retail principles that underlie our unique culture. Our philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity down to the individual store associate level. Our comprehensive training programs are designed to provide our home office staff, managers and store associates with enhanced product knowledge, selling skills and operational expertise. We believe that our merchandising team's immersion in the actions sports lifestyle, supplemented with feedback from our customers, store associates and managers, allows us to consistently identify and react to emerging fashion trends. We believe that this, combined with our inventory planning and allocation processes and systems, helps us mitigate markdown risk.

High-Impact, Integrated Marketing Approach. We seek to build relationships with our customers through a multi-faceted marketing approach that is designed to integrate our brand image with the action sports lifestyle. Our marketing efforts focus on reaching our customers in their environment and feature extensive grassroots marketing events, such as the Zumiez Couch Tour, which is a series of interactive sports, music and lifestyle events held at various locations throughout the United States. Our marketing efforts also incorporate local sporting and music event promotions, advertising in magazines popular with our target market, interactive contest sponsorships that actively involve our customers with our brands and products. Events and activities such as these provide opportunities for our customers to develop a strong identity with our culture and brand. We believe that our immersion in the action sports lifestyle allows us to build credibility with our customers and gather valuable feedback on evolving customer preferences.

Growth Strategy

We intend to expand our presence as a leading action sports lifestyle retailer by:

Opening New Store Locations. We believe that the action sports lifestyle has national appeal that provides store expansion opportunities throughout the country. Since the end of fiscal 2004 through the year ended January 31, 2009 (fiscal 2008) we have opened or acquired 205 new stores, consisting of 35 new stores in fiscal 2005, 42 new stores in fiscal 2006, and 50 new stores in fiscal 2007, and 58 stores in fiscal 2008. We also acquired 100% of the ownership of 20 stores (17 in Texas, 2 in Oklahoma and 1 in California) from Action Concepts Fast Forward, Ltd. (a limited partnership) ("Fast Forward"), an apparel and accessory retail sales company. We have successfully opened stores in diverse markets throughout the United States, which we believe demonstrates the portability and growth potential of our concept. We plan to open approximately 37 stores in fiscal 2009, including stores in our existing markets and in new markets, to take advantage of what we believe to be a compelling economic store model. Unlike previous years, the number of anticipated store openings may increase or decrease due to market conditions.

Continuing to Generate Sales Growth through Improved Store Level Productivity. We seek to maximize our comparable store sales and net sales per square foot by maintaining consistent store-level execution and offering our customers a broad and relevant selection of action sports brands and products. We also intend to continue to expand our brand awareness in an effort to maintain high levels of customer traffic.

Enhancing our Brand Awareness through Continued Marketing and Promotion. We believe that a key component of our success is the brand exposure that we receive from our marketing events, promotions and activities that embody the action sports lifestyle. These are designed to assist us in increasing brand awareness in our existing markets and expanding into new markets by strengthening our connection with our target customer base. We believe that our marketing efforts have also been successful in generating and promoting interest in our product offerings. In addition, we use our ecommerce presence, designed to convey our passion for the action sports lifestyle, to increase our brand awareness. We plan to continue to expand our integrated marketing efforts by promoting more events and activities in our existing and new markets.

The Action Sports Market

We believe that action sports are a permanent and growing aspect of youth culture, reaching not only consumers that actually participate in action sports, but also those who seek brands and styles that fit a desired action sports image. We believe that teens enjoy shopping in malls and purchasing clothing and fashion-related merchandise.

Merchandising and Purchasing

Merchandising. Our goal is to be viewed by our customers, both young men and young women, as the definitive source of merchandise for the action sports lifestyle. We believe that the breadth of merchandise offered at our stores, which includes apparel, footwear, equipment and accessories, exceeds that offered by many other action sports specialty stores at a single location, and makes our stores a single-stop purchase destination for our target customers. Our apparel offerings include tops, bottoms, outerwear and accessories such as caps, bags and backpacks, belts and sunglasses. Our footwear offerings primarily consist of action sports related athletic shoes and sandals. Our equipment offerings, or hardgoods, include skateboards, snowboards and ancillary gear such as boots and bindings. We also offer a selection of other items, such as miscellaneous novelties and DVDs.

We seek to identify action sports oriented fashion trends as they develop and to respond in a timely manner with a relevant in-store product assortment. We strive to keep our merchandising mix fresh by continuously introducing new brands or styles in response to the evolving desires of our customers. We also take advantage of the change in action sports seasons during the year to maintain an updated product selection. Our merchandise mix may vary by region, reflecting the specific action sports preferences and seasons in different parts of the country.

We believe that offering an extensive selection of current and relevant brands used and sometimes developed by professional action sports athletes is integral to our overall success. No single brand accounted for more than 6.6% and 6.9% of our net sales in fiscal 2007 and fiscal 2008, respectively. We believe that our strategic mix of both apparel and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and affirms our credibility with our customers.

We believe that our ability to maintain an image consistent with the action sports lifestyle is important to our key vendors. Given our scale and market position, we believe that many of our key vendors view us as an important retail partner. This position helps ensure our ability to procure a relevant product assortment and quickly respond to the changing fashion interests of our customers. Additionally, we believe we are presented with a greater variety of products and styles by some of our vendors, as well as certain specially designed items that are only distributed to our stores.

We supplement our merchandise assortment with a select offering of private label products across many of our apparel product categories. Our private label products complement the branded products we sell, and allow us to cater to the more value-oriented customer. For fiscal, 2006, 2007, and 2008 our private label merchandise represented approximately, 14.3%, 15.4% and 15.0% respectively, of our net sales.

Purchasing. Our merchandising staff consists of a general merchandising manager, planning staff and a staff of buyers and assistant buyers. Our purchasing approach focuses on quality, speed and cost in order to provide timely delivery of merchandise to our stores. We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandise strategy. We utilize a broad vendor base that allows us to shift our merchandise purchases as required to react quickly to changing market conditions. We manage the purchasing and allocation process by reviewing branded merchandise lines from new and existing vendors, identifying emerging fashion trends and selecting branded merchandise styles in quantities, colors and sizes to meet inventory levels established by management. We also coordinate inventory levels in connection with our promotions and seasonality. Our management information systems provide us with current inventory levels at each store and for our company as a whole, as well as current selling history within each store by merchandise classification and by style. We purchase most of our branded merchandise from domestic vendors.

Our merchandising staff remains in tune with the action sports culture by participating in action sports, attending relevant events and concerts, watching action sports related programming and reading action sports publications. In order to identify evolving trends and fashion preferences, our staff spends considerable time analyzing sales data by category and brand down to the stock keeping unit, or "SKU" (an identification used for inventory tracking purposes) level, gathering feedback from our stores and customers, shopping in key markets and soliciting input from our vendors. As part of our feedback collection process, our merchandise team receives merchandise requests from both customers and store associates and meets with our store managers two to three times per year to discuss current customer trends.

We source our private label merchandise from foreign manufacturers around the world. We have cultivated our private brand sources with a view towards high quality merchandise, production reliability and consistency of fit. We believe that our knowledge of fabric and production costs combined with a flexible sourcing base enables us to source high-quality private label goods at favorable costs.

Distribution and Fulfillment

Timely and efficient distribution of merchandise to our stores is an important component of our overall business strategy. We process the vast majority of our merchandise through our distribution center in Everett, Washington. At this facility, merchandise is inspected, allocated to stores, ticketed when necessary, and boxed for distribution to our stores or segregated in our ecommerce fulfillment area for delivery to our ecommerce customers. A significant percentage of our merchandise is currently pre-ticketed by our vendors, which allows us to ship merchandise more quickly, reduces labor costs and enhances our inventory management. We continue to work with our vendors to increase the percentage of pre-ticketed merchandise. Each store is typically shipped merchandise five times a week, providing our stores with a steady flow of new merchandise. We currently use United Parcel Service to ship the majority of our merchandise to our stores. We believe our current distribution infrastructure is sufficient to accommodate our expected store growth and expanded product offerings over the next several years.

Stores

As of January 31, 2009 we operated 343 stores with an average of approximately 2,900 square feet per store in 31 states. All of our stores are leased and substantially all are located in shopping malls of different types. All references in this Annual Report on Form 10-K to square footage of our stores refers to gross square footage, including retail selling, storage and back-office space.

The following store list shows the number of stores we operated in each state as of January 31, 2009:

State	Number of Stores	Percent of Total Stores
Alaska	3	0.9%
Arizona	12	3.5%
California	69	20.1%
Colorado	17	5.0%
Connecticut	6	1.7%
Delaware	1	0.3%
Florida	16	4.7%
Hawaii	1	0.3%
Iowa	1	0.3%
Idaho	6	1.7%
Illinois	14	4.1%
Indiana	6	1.7%
Maine	2	0.6%
Maryland	7	2.0%
Minnesota	11	3.2%
Montana	4	1.2%
New Jersey	15	4.4%
Nevada	8	2.3%
New Mexico	5	1.5%
New York	31	9.0%
Oklahoma	2	0.6%
Oregon	12	3.5%
Pennsylvania	14	4.1%
Rhode Island	1	0.3%
South Dakota	1	0.3%
Texas	31	9.0%
Utah	12	3.5%
Virginia	2	0.6%
Washington	23	6.7%
Wisconsin	8	2.3%
Wyoming	2	0.6%
Total Number of Stores	343	100.0%

As of January 31, 2009 approximately 78.1% of our stores had been opened or remodeled within the previous five years. The following table shows the number of stores (excluding temporary stores that we operate from time to time for special events) opened and closed in each of our last five fiscal years including 20 stores acquired in the fiscal 2006 Fast Forward acquisition (we closed one Fast Forward store in fiscal 2006):

Fiscal Year	Stores Opened	Stores Acquired	Stores Closed	Total Number of Stores End of Year
2004	27	—	—	140
2005	35	—	1	174
2006	42	20	1	235
2007	50	—	—	285
2008	58	—	—	343

Store Design and Environment. We design our stores to create a distinctive and engaging shopping environment that we believe resonates with our customers and reflects an "organized chaos" that is consistent with many teenagers' and young adults' lifestyles. Our stores feature an industrial look with concrete floors and open ceilings, dense merchandise displays, action sports focused posters and signage and popular music, all of which are consistent with the look and feel of an independent action sports specialty shop. Most of our stores have couches and action sports oriented video game stations that are intended to encourage our customers to shop for longer periods of time, to interact with each other and our store associates and to visit our stores more frequently. Our stores are constructed and finished to allow us to efficiently shift merchandise displays throughout the year as the action sports season dictates. To further enhance our customers' experience, we seek to attract enthusiastic store associates who are knowledgeable about our products and are able to offer superior customer service and expertise. We believe that our store atmosphere enhances our image as a leading provider of action sports lifestyle merchandise.

As of January 31, 2009 our stores averaged approximately 2,900 square feet. In recent years we have been opening new stores that averaged approximately 3,000 square feet, slightly larger than our historical average size. These larger stores were intended to allow us to offer an expanded merchandise selection while maintaining our distinctive store environment. In fiscal 2009, we plan on opening new stores with average square footage closer to the 2,900 square foot average of our stores currently open. New stores size is determined by our expected sales volume; for instance, if we project higher sales, we generally try to build larger stores and, conversely, if we believe stores will be lower volume stores we generally try to build smaller stores.

Expansion Opportunities and Site Selection. Since the end of fiscal 2004, we have opened 205 stores, including 20 acquired in fiscal 2006 through the Fast Forward acquisition, to enhance our position in existing markets, to enter into new markets, to build our brand awareness and to capitalize on our successful store model. We plan to open approximately 37 new stores in fiscal 2009 and to continue to open a significant number of new stores in future years. Unlike previous years, the number of anticipated store openings in fiscal 2009 may increase or decrease due to market conditions. We have opened or acquired, on average, approximately twenty-five percent new stores over each of the last five years. As we look to fiscal 2009 and beyond, we will likely slow this rate of growth until we see the macroeconomic environment improve. We plan to open new stores in both existing and new markets.

In selecting a location for a new store, we target high-traffic mall space with suitable demographics and favorable lease terms. We seek locations near busy areas of the mall such as food courts, movie theaters, music or game stores and other popular teen retailers. We generally locate our stores in malls in which other teen-oriented retailers have performed well. We also focus on evaluating the market and mall-specific competitive environment for potential new store locations. We seek to diversify our store locations regionally and by caliber of mall. We have currently identified a significant number of potential sites for new stores in malls with appropriate market characteristics.

We have successfully and consistently implemented our store concept across a variety of mall classifications and geographic locations. Our 50 new stores opened during fiscal 2007, generated average net sales of approximately $1.0 million per store during their first full year of operation. On average, our net capital investment to open the 50 new stores in fiscal 2007 was approximately $330,000 per store, which includes capital expenditures, net of landlord contributions. We opened 58 new stores in fiscal 2008 with an average net capital investment of approximately $311,000 per store, which includes capital expenditures, net of landlord contributions. In addition to capital investments, we make working capital investments consisting primarily of merchandise inventory. However, our capital investment, net of landlord contributions, to open new stores and net sales generated by new stores vary significantly and depend on a number of factors, including the geographic location, type of mall and size of those stores. Accordingly, net sales and other operating results for stores that we open or have opened subsequent to the end of fiscal 2008, as well as our net capital investment to open those stores, may differ substantially from net sales and other operating results and our net capital investment for the stores we opened in prior years.

Store Management, Operations and Training. We believe that our success is dependent in part on our ability to attract, train, retain and motivate qualified employees at all levels of our organization. We have developed a corporate culture that we believe empowers the individual store managers to make store-level business decisions and consistently rewards their success. We are committed to improving the skills and careers of our workforce and providing advancement opportunities for employees, as evidenced by a significant number of our store managers that began their careers with us as store associates.

Our store operations are currently organized into regions and districts. Each region is managed by a regional manager, responsible for approximately 50 stores. We employ one district sales manager per district, responsible for the sales and operations of approximately 9 stores. Each of our stores is typically staffed with one store manager, one or more assistant managers and two or more store associates, depending on the season. The number of store associates we employ generally increases during peak selling seasons, particularly the back-to-school and the winter holiday seasons, and will increase to the extent that we open new stores.

We believe we provide our managers with the knowledge and tools to succeed through our comprehensive training programs and the flexibility to manage their stores to meet customer demands. While general guidelines for our merchandise assortments, store layouts and in-store visuals are provided by our home office, we give our store managers and district managers substantial discretion to tailor their stores to the individual market and empower them to make store-level business decisions. We design group training programs for our managers, such as our "Zumiez Managers Retreat," and "Rocktember," to improve both operational expertise and supervisory skills. Our comprehensive training programs are offered at the store, regional and national levels. Our programs allow managers from all geographic locations to interact with each other and exchange ideas to better operate stores. Our regional, district and store managers are compensated in part based on the sales volume of the store or stores they manage.

Our store associates generally have an interest in the action sports lifestyle and are knowledgeable about our products. Through our training, evaluation and incentive programs, we seek to enhance the productivity of our store associates. Our store associates receive extensive training from their managers to improve their product expertise and selling skills. We evaluate our store associates weekly on measures such as sales per hour, items per transaction and dollars per transaction to ensure consistent productivity, to reward top performers, and to identify potential training opportunities. We provide sales incentives for store associates such as sales-based commissions in addition to hourly wages and our annual "Zumiez 100K" event, which recognizes outstanding sales performance in a resort setting that combines recreation and education. These and other incentive programs are designed to promote a competitive, yet fun, corporate culture that is consistent with the action sports lifestyle we seek to promote.

Ecommerce Operations. Our website provides current information on our upcoming events and promotions, store locations and merchandise selection. We also sell products directly through our website, although ecommerce sales currently comprise a small portion of our overall net sales. In fiscal years 2006, 2007, and 2008 ecommerce sales represented 0.8%, 1.1% and 1.5% of our total net sales. With respect to the freight component of our ecommerce sales, we arrange and pay the freight for our customers and bill them for this service unless the customer chooses to have their product shipped to one of our stores, in which case shipping is free. Such amounts billed are included in revenue and the related freight cost is charged to cost of goods sold.

Marketing and Advertising

We seek to reach our target customer audience through a multi-faceted marketing approach that is designed to integrate our brand image with the action sports lifestyle. Our marketing efforts focus on reaching our customers in their environment, and feature extensive grassroots marketing events, such as the Zumiez Couch Tour, which give our customers an opportunity to experience and participate in the action sports lifestyle.

Our marketing efforts also incorporate local sporting and music event promotions, advertising in magazines popular with our target market such as Transworld Snowboarding and Transworld Skateboarding, interactive contest sponsorships that actively involve our customers with our brands and products. We believe that our immersion in the action sports lifestyle allows us to build credibility with our target audience and gather valuable feedback on evolving customer preferences.

Our grassroots marketing events are built around the demographics of our customer base and offer an opportunity for our customers to develop a strong identity with our brand and culture. For example, the Zumiez Couch Tour is a series of entertainment events that includes skateboarding demonstrations from top professionals, autograph sessions, competitions and live music, and has featured some of today's most popular teenage personalities in action sports and music. The Zumiez Couch Tour provides a high-impact platform where customers can interact with some of their favorite action sports athletes and vendors can showcase new products. In 2008 our Zumiez Couch Tour completed a twelve city tour across the United States.

Advertising expense was approximately, $651,000 $748,000 and $763,000 in fiscal 2006, 2007 and 2008, respectively.

Management Information Systems

Our management information systems provide integration of store, merchandising, distribution, financial and human resources functions. We use software licensed from ANT USA for merchandise planning and software licensed from Epicor CRS, that is used for SKU and classification inventory tracking, purchase order management, merchandise distribution, automated ticket making and sales audit functions. Our financial systems are licensed from SAGE and are used for general ledger, accounts payable, payroll, budgeting, financial reporting and asset management.

Sales are updated daily in our merchandising reporting systems by polling sales information from each store's point-of-sale, or "POS," terminals. Our POS system consists of registers providing processing of retail transactions, price look-up, time and attendance and e-mail. Sales information, inventory tracking and payroll hours are uploaded to our central host system. The host system downloads price changes, performs system maintenance and provides software updates to the stores through automated nightly two-way electronic communication with each store. We evaluate information obtained through nightly polling to implement merchandising decisions, including product purchasing/ reorders, markdowns and allocation of merchandise on a daily basis.

In addition to our home office staff, each of our regional and district managers can access relevant business information, including current and historical sales by store, district and region, transaction information and payroll data.

Competition

The teenage and young adult retail apparel, hardgoods and accessories industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations and qualified store associates and management personnel. In the softgoods markets, which includes apparel, accessories and footwear, we currently compete with other teenage-focused retailers such as Abercrombie & Fitch Co., Aeropostale, Inc., American Eagle Outfitters, Inc., Anchor Blue Clothing Company, Forever 21, Inc., Hollister Co., Hot Topic, Inc., Old Navy, Inc., Pacific Sunwear of California, Inc., The Buckle, Inc., The Wet Seal, Inc. and Urban Outfitters, Inc. In addition, in the softgoods markets we compete with independent specialty shops, department stores and direct marketers that sell similar lines of merchandise and target customers through catalogs and ecommerce. In the hardgoods markets, which includes skateboards, snowboards, bindings, components and other equipment, we compete directly or indirectly with the following categories of companies: other specialty retailers that compete with us across a significant portion of our merchandising categories, such as local snowboard and skate shops; large-format sporting goods stores and chains, such as Big 5 Sporting Goods Corporation, Dick's Sporting Goods, Inc., Sport Chalet, Inc. and The Sports Authority Inc., and ecommerce retailers.

Competition in our sector is based on, among other things, merchandise offerings, store location, price and the ability to identify with the customer. We believe that we compete favorably with many of our competitors based on our differentiated merchandising strategy, compelling store environment and deep-rooted culture. However, some of our competitors are larger than we are and have substantially greater financial, marketing and other resources than we do. See "Item 1A Risk Factors." We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease."

Seasonality

Historically, our operations have been seasonal, with the largest portion of net sales and net income occurring in the third and fourth fiscal quarters, reflecting increased demand during the back-to-school and yearend holiday selling seasons. During fiscal 2008, approximately 58% of our net sales and 76% of our net income occurred in the third and fourth quarters. As a result of this seasonality, any factors negatively affecting us during the last half of the year, including unfavorable economic conditions, adverse weather or our ability to acquire seasonal merchandise inventory, could have a material adverse effect on our financial condition and results of operations for the entire year. Our quarterly results of operations may also fluctuate based upon such factors as the timing of certain holiday seasons, the popularity of seasonal merchandise offered, the timing and amount of markdowns, store remodels and closings, competitive influences, and the number and timing of new store openings.

Trademarks

"Zumiez," "Free World," "Alab," "Tricycle," "Alibi," "Fast Forward," and "Empyre" are among our trademarks registered with the United States Patent and Trademark Office. We regard our trademarks as valuable and intend to maintain such marks and any related registrations. We currently have trademarks pending for the"Rälik," "Aperture," "Couch Tour," and "Zumiez Couch Tour" marks. We are not aware of any claims of infringement or other challenges to our right to use our marks in the United States. We vigorously protect our trademarks. We also own numerous domain names which have been registered with Corporation for Assigned Names and Numbers.

Employees

As of January 31, 2009 we employed approximately 1,650 full-time and approximately 2,000 part-time employees, of which approximately 350 were employed at our home office and approximately 3,300 at our store locations. However, the number of part-time employees fluctuates depending on our seasonal needs and, in fiscal 2008, varied from between approximately 1,800 and 3,400 part-time employees. None of our employees are represented by a labor union and we believe generally that our relationship with our employees is good.

Our principal website address is *www.zumiez.com*. We make available, free of charge, our proxy statement, annual report to shareholders, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC at *http://ir.zumiez.com*. Information available on our website is not incorporated by reference in and is not deemed a part of this Form 10-K.

Item 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. The following risk factors, issues and uncertainties should be considered in evaluating our future prospects. In particular, keep these risk factors in mind when you read "forward-looking" statements elsewhere in this report. Forward-looking statements relate to our expectations for future events and time periods. Generally, the words "anticipate," "believe," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. Any of the following risks could harm our business, operating results or financial condition and could result in a complete loss of your investment. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also harm our business and financial condition in the future.

Our growth strategy depends on our ability to open and operate a significant number of new stores each year, which could strain our resources and cause the performance of our existing stores to suffer.

Our growth largely depends on our ability to open and operate new stores successfully. However, our ability to open new stores is subject to a variety of risks and uncertainties including the current deterioration of the macroeconomic environment, and we may be unable to open new stores as planned, and any failure to successfully open and operate new stores would have a material adverse effect on our results of operations and on the market price of our common stock. We intend to continue to open new stores in future years while remodeling a portion of our existing store base annually. In addition, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our overall business. To the extent our new store openings are in markets where we already have stores, we may experience reduced net sales in existing stores in those markets. In addition, successful execution of our growth strategy may require that we obtain additional financing, and we cannot assure you that we will be able to obtain that financing on acceptable terms or at all.

Unlike previous years, the number of anticipated store openings in fiscal 2009 may increase or decrease due to market conditions. We have opened or acquired, on average, approximately twenty-five percent new stores over the last five years. As we look to fiscal 2009 and beyond, we will likely slow this rate of growth until we see the macroeconomic environment improve.

If we fail to effectively execute our expansion strategy, we may not be able to successfully open new store locations in a timely manner, if at all, which could have an adverse affect on our net sales and results of operations.

Our ability to open and operate new stores successfully depends on many factors, including, among others, our ability to:

- identify suitable store locations, the availability of which is outside of our control;
- negotiate acceptable lease terms, including desired tenant improvement allowances;
- source sufficient levels of inventory at acceptable costs to meet the needs of new stores;
- hire, train and retain store personnel;
- successfully integrate new stores into our existing operations; and
- identify and satisfy the merchandise preferences of new geographic areas.

In addition, many of our planned new stores are to be opened in regions of the United States in which we currently have few, or no, stores. The expansion into these markets may present competitive, merchandising and distribution challenges that are different from those currently encountered in our existing markets. Any of these challenges could adversely affect our business and results of operations.

Beginning in September 2007, we saw our same store sales start to decline in California, Nevada and Arizona. Our new store sales in these states, and Florida, were also negatively affected by the deteriorating macroeconomic environment in those states. Those trends continued into fiscal 2008 and beginning in September 2008, our stores in the entire western half of the United States began experiencing same store sales declines. Sales from our stores in Florida and the western half of the United States accounted for approximately 60% or our total net sales in fiscal 2008.

Our business is dependent upon our being able to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors; failure to do so could have a material adverse effect on us.

Customer tastes and fashion trends in the action sports lifestyle market are volatile and tend to change rapidly. Our success depends on our ability to effectively anticipate, identify and respond to changing fashion tastes and consumer preferences, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully anticipate, identify or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales may be lower than predicted and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response to such a situation, we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory, which could have a material adverse effect on our results of operations.

Our ability to attract customers to our stores depends heavily on the success of the shopping malls in which our stores are located; any decrease in customer traffic in those malls could cause our sales to be less than expected.

In order to generate customer traffic we depend heavily on locating our stores in prominent locations within successful shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of a mall's other tenants to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Our sales volume and mall traffic generally may be adversely affected by, among other things, economic downturns in a particular area, competition from ecommerce retailers, non-mall retailers and other malls, increases in gasoline prices and the closing or decline in popularity of other stores in the malls in which we are located. A reduction in mall traffic as a result of these or any other factors could have a material adverse effect on our business, results of operations and financial condition.

Our sales and inventory levels fluctuate on a seasonal basis, leaving our operating results particularly susceptible to changes in back-to-school and holiday shopping patterns.

Our sales are typically disproportionately higher in the third and fourth fiscal quarters of each fiscal year due to increased sales during the back-to-school and winter holiday shopping seasons. Sales during these periods cannot be used as an accurate indicator of annual results. Our sales in the first and second fiscal quarters are typically lower than in our third and fourth fiscal quarters due, in part, to the traditional retail slowdown immediately following the winter holiday season. As a result of this seasonality, any factors negatively affecting us during the last half of the year, including unfavorable economic conditions, adverse weather or our ability to acquire seasonal merchandise inventory, could have a material adverse effect on our financial condition and results of operations for the entire year. In addition, in order to prepare for the back-to-school and winter holiday shopping seasons, we must order and keep in stock significantly more merchandise than we carry during other times of the year. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly results of operations are volatile and may decline.

Our quarterly results of operations have fluctuated significantly in the past and can be expected to continue to fluctuate significantly in the future. As discussed above, our sales and operating results are typically lower in the first and second quarters of our fiscal year due, in part, to the traditional retail slowdown immediately following the winter holiday season. Our quarterly results of operations are affected by a variety of other factors, including:

- the timing of new store openings and the relative proportion of our new stores to mature stores;
- whether we are able to successfully integrate any new stores that we acquire and the presence or absence of any unanticipated liabilities in connection therewith;
- fashion trends and changes in consumer preferences;
- calendar shifts of holiday or seasonal periods;
- changes in our merchandise mix;
- timing of promotional events;
- general economic conditions and, in particular, the retail sales environment;
- actions by competitors or mall anchor tenants;
- weather conditions;
- the level of pre-opening expenses associated with our new stores; and
- inventory shrinkage beyond our historical average rates.

Failure to successfully integrate any businesses or stores that we acquire could have an adverse impact on our results of operations and financial performance.

We may from time to time acquire other retail stores, individually or in groups, or businesses. We may experience difficulties in assimilating any stores or businesses we may acquire and any such acquisitions may also result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to successfully integrate any stores or businesses that we may acquire, including their facilities, personnel, financial systems, distribution, operations and general operating procedures. If we fail to successfully integrate acquisitions or if such acquisitions fail to provide the benefits that we expect to receive, we could experience increased costs and other operating inefficiencies, which could have an adverse effect on our results of operations and financial performance.

Our business is susceptible to weather conditions that are out of our control including the potential risks of unpredictable weather patterns, including any weather patterns associated with global warming, and the resultant unseasonable weather could have a negative impact on our results of operations.

Our business is susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures (including any weather patterns associated with global warming) during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions, particularly in regions of the United States where we have a concentration of stores, could have a material adverse effect on our business and results of operations.

We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease.

The teenage and young adult retail apparel, hardgoods and accessories industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations, qualified store associates and management personnel. In the softgoods market which includes apparel, accessories and footwear, we currently compete with other teenage-focused retailers. In addition, in the softgoods market we compete with independent specialty shops, department stores, and direct marketers that sell similar lines of merchandise and target customers through catalogs and ecommerce. In the hardgoods market which includes skateboards, snowboards, bindings, components and other equipment, we compete directly or indirectly with the following categories of companies: other specialty retailers that compete with us across a significant portion of our merchandising categories, such as local snowboard and skate shops; large-format sporting goods stores and chains and ecommerce retailers.

Some of our competitors are larger than we are and have substantially greater financial, marketing and other resources than we do. Direct competition with these and other retailers may increase significantly in the future, which could require us, among other things, to lower our prices and could result in the loss of our customers. Current and increased competition could have a material adverse effect on our business, results of operations and financial condition.

If we fail to maintain good relationships with vendors or if a vendor is otherwise unable or unwilling to supply us with adequate quantities of their products at acceptable prices, our business and financial performance could suffer.

Our business is dependent on continued good relations with our vendors. In particular, we believe that we generally are able to obtain attractive pricing and other terms from vendors because we are perceived as a desirable customer, and deterioration in our relationship with our vendors would likely have a material adverse effect on our business. We do not have any contractual relationships with our vendors, other than normal course of business purchase orders and, accordingly, there can be no assurance that our vendors will provide us with an adequate supply or quality of products or acceptable pricing. Our vendors could discontinue selling to us or raise the prices they charge at any time. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, certain of our vendors' sell their products directly to the retail market and therefore compete with us directly, and other vendors may decide to do so in the future. There can be no assurance that such vendors will not decide to discontinue supplying their products to us, supply us only less popular or lower quality items, raise the prices they charge us or focus on selling their products directly. In addition, a number of our vendors are smaller, less capitalized companies and are more likely to be impacted by unfavorable general economic and market conditions than larger and better capitalized companies. These smaller vendors may not have sufficient liquidity during economic downturns to properly fund their businesses and their ability to supply their products to us could be negatively impacted. Any inability to acquire suitable merchandise at acceptable prices, or the loss of one or more key vendors, would have a material adverse effect on our business, results of operations and financial condition.

If we lose key management or are unable to attract and retain the talent required for our business, our financial performance could suffer.

Our performance depends largely on the efforts and abilities of our senior management, including our Co-Founder and Chairman, Thomas D. Campion, our Chief Executive Officer, Richard M. Brooks, our Chief Financial Officer, Trevor S. Lang, our President and General Merchandising Manager, Lynn K. Kilbourne and our Executive Vice President of Stores, Ford K. Wright. None of our employees, except Mr. Brooks, has an employment agreement with us and we do not plan to obtain key person life insurance covering any of our employees. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business or achieve our growth objectives. As our business grows, we will need to attract and retain additional qualified management personnel in a timely manner and we may not be able to do so.

Our failure to meet our staffing needs could adversely affect our ability to implement our growth strategy and could have a material impact on our results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including regional managers, district managers, store managers and store associates, who understand and appreciate our corporate culture based on a passion for the action sports lifestyle and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber, skills and number needed to fill these positions may be in short supply in some areas, and the employee turnover rate in the retail industry is high. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of suitable employees. If we are unable to hire and retain store managers and store associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our ability to open new stores may be impaired and the performance of our existing and new stores could be materially adversely affected. We are also dependent upon temporary personnel to adequately staff our stores and distribution center, particularly during busy periods such as the back-to-school and winter holiday seasons. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of temporary personnel. Although none of our employees is currently covered by collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future, which could increase our labor costs and could subject us to the risk of work stoppages and strikes. Any such failure to meet our staffing needs, any material increases in employee turnover rates, any increases in labor costs or any work stoppages or interruptions or strikes could have a material adverse effect on our business or results of operations.

Our operations, including our sole distribution center, are concentrated in the western United States, which makes us susceptible to adverse conditions in this region.

Our home office and sole distribution center are located in a single facility in Washington, and a substantial number of our stores are located in the western half of the United States. We also have a substantial number of stores in the New York/New Jersey region and Texas. As a result, our business may be more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, economic and weather conditions, demographic and population changes and fashion tastes. In addition, we rely on a single distribution center in Everett, Washington to receive, store and distribute the vast majority of our merchandise to all of our stores and to fulfill our ecommerce sales. As a result, a natural disaster or other catastrophic event, such as an earthquake affecting western Washington, in particular, or the West Coast, in general, could significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition.

We are required to make substantial rental payments under our operating leases and any failure to make these lease payments when due would likely have a material adverse effect on our business and growth plans.

We do not own any of our retail stores or our combined home office and distribution center, but instead we lease all of these facilities under operating leases. Payments under these operating leases account for a significant portion of our operating expenses and has historically been our third largest expense behind cost of sales and our employee related costs. For example, total rental expense, including additional rental payments (or "percentage rent") based on sales of some of the stores, common area maintenance charges and real estate taxes, under operating leases was $31.9 million, $43.5 million and $52.9 million for fiscal 2006, 2007, and 2008 respectively. As of January 31, 2009 we were a party to operating leases requiring future minimum lease payments aggregating approximately $191.8 million through fiscal year 2013 and approximately $134.7 million thereafter. In addition, substantially all of our store leases provide for additional rental payments based on sales of the respective stores, as well as common area maintenance charges, and require that we pay real estate taxes, none of which is included in the amount of future minimum lease payments. These amounts generally escalate each year. We expect that any new stores we open will also be leased by us under operating leases, which will further increase our operating lease expenses.

Our substantial operating lease obligations could have significant negative consequences, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and;
- limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete, and placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating lease expenses, grow our business, respond to competitive challenges or to fund our other liquidity and capital needs, which would have a material adverse effect on us.

The terms of our revolving credit facility impose operating and financial restrictions on us that may impair our ability to respond to changing business and economic conditions. This impairment could have a significant adverse impact on our business.

We have a $25 million revolving credit facility with Wells Fargo HSBC Trade Bank, N.A., maturing in August 2009, that contains a number of significant restrictions and covenants that generally limit our ability to, among other things, (1) incur additional indebtedness, (2) enter into certain transactions and (3) undergo a change in ownership. In addition, all of our personal property, including our inventory, equipment and fixtures, secure our obligations under the revolving credit agreement. Our credit agreement also contains financial covenants that require us to meet specified financial tests and ratios, including a minimum net income after taxes greater than $1.00 for any trailing twelve month period, a minimum total liabilities divided by tangible net worth not greater than 1.15 and a minimum quick asset ratio not less than 1.0. Our two most restrictive covenants are our quick asset ratio that essentially precludes us from borrowing to the extent we were to have no cash, marketable securities or accounts receivable and our net income covenant that requires us make at least $1.00 in net income after taxes for any trailing twelve month period. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of these restrictive covenants or our inability to comply with the required financial tests and ratios could result in a default under the credit agreement. If a default occurs, the lender may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, whether at their maturity or if declared due and payable by the lender following a default, the lender has the right to proceed against the collateral granted to it to secure the indebtedness. As a result, any breach of these covenants or failure to comply with these tests and ratios could have a material adverse effect on us. There can be no assurance that we will not breach the covenants or fail to comply with the tests and ratios in our credit agreement or any other debt agreements we may enter into in the future and, if a breach occurs, there can be no assurance that we will be able to obtain necessary waivers or amendments from the lenders.

The restrictions contained in our credit agreement could: (1) limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and (2) adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest.

Our business could suffer as a result of small parcel delivery services such as United Parcel Service or Federal Express being unable to distribute our merchandise.

We rely upon small parcel delivery services for our product shipments, including shipments to, from and between our stores. Accordingly, we are subject to risks, including employee strikes and inclement weather, which may affect their ability to meet our shipping needs. Among other things, any circumstances that require us to use other delivery services for all or a portion of our shipments could result in increased costs and delayed deliveries and could harm our business materially. In addition, although we have contracts with small parcel delivery services, we have the right to terminate these contracts upon 30 days written notice. Although the contracts with these small parcel delivery services provide certain discounts from the shipment rates in effect at the time of shipment, the contracts do not limit their ability to raise the shipment rates at any time. Accordingly, we are subject to the risk that small parcel delivery services may increase the rates they charge, that they may terminate their contracts with us, that they may decrease the rate discounts provided to us when an existing contract is renewed or that we may be unable to agree on the terms of a new contract with them, any of which could materially adversely affect our operating results.

Our business could suffer if a manufacturer fails to use acceptable labor practices.

We do not control our vendors or the manufacturers that produce the products we buy from them, nor do we control the labor practices of our vendors and these manufacturers. The violation of labor or other laws by any of our vendors or these manufacturers, or the divergence of the labor practices followed by any of our vendors or these manufacturers from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations. In that regard, most of the products sold in our stores are manufactured overseas, primarily in Asia and Central America, which may increase the risk that the labor practices followed by the manufacturers of these products may differ from those considered acceptable in the United States.

Our failure to adequately anticipate a correct mix of private label merchandise may have a material adverse effect on our business.

Sales from private label merchandise accounted for 15.0% of our net sales in fiscal 2008. We may take steps to increase the percentage of net sales of private label merchandise in the future, although there can be no assurance that we will be able to achieve increases in private label merchandise sales as a percentage of net sales. Because our private label merchandise generally carries higher gross margins than other merchandise, our failure to anticipate, identify and react in a timely manner to fashion trends with our private label merchandise, would likely have a material adverse effect on our comparable store sales, financial condition and results of operations.

Most of our merchandise is produced by foreign manufacturers, therefore the availability and costs of these products may be negatively affected by risks associated with international trade and other international conditions.

Most of our merchandise is produced by manufacturers around the world. Some of these facilities are located in regions that may be affected by natural disasters, political instability or other conditions that could cause a disruption in trade. Trade restrictions such as increased tariffs or quotas, or both, could also affect the importation of merchandise generally and increase the cost and reduce the supply of merchandise available to us. Any reduction in merchandise available to us or any increase in its cost due to tariffs, quotas or local issues that disrupt trade could have a material adverse effect on our results of operations. Although the prices charged by vendors for the merchandise we purchase are all denominated in United States dollars, a continued decline in the relative value of the United States dollar to foreign currencies could lead to increased merchandise costs, which could negatively affect our competitive position and our results of operation.

If our information systems hardware or software fails to function effectively or does not scale to keep pace with our planned growth, our operations could be disrupted and our financial results could be harmed.

Over the past several years, we have made improvements to our infrastructure and existing hardware and software systems, as well as implemented new systems. If these or any other information systems and software do not work effectively, this could adversely impact the promptness and accuracy of our transaction processing, financial accounting and reporting and our ability to manage our business and properly forecast operating results and cash requirements. To manage the anticipated growth of our operations and personnel, we may need to continue to improve our operational and financial systems, transaction processing, procedures and controls, and in doing so could incur substantial additional expenses that could impact our financial results.

Our inability or failure to protect our intellectual property or our infringement of other's intellectual property could have a negative impact on our operating results.

We believe that our trademarks and domain names are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks or domain names could diminish the value of the Zumiez brand, our store concept, our private label brands or our goodwill and cause a decline in our net sales. Although we have secured or are in the process of securing protection for our trademarks and domain names in a number of countries outside of the United States, there are certain countries where we do not currently have or where we do not currently intend to apply for protection for certain trademarks or at all. Also, the efforts we have taken to protect our trademarks may not be sufficient or effective. Therefore, we may not be able to prevent other persons from using our trademarks or domain names outside of the United States, which also could adversely affect our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

The effects of war or acts of terrorism could adversely affect our business.

Substantially all of our stores are located in shopping malls. Any threat of terrorist attacks or actual terrorist events, particularly in public areas, could lead to lower customer traffic in shopping malls. In addition, local authorities or mall management could close shopping malls in response to security concerns. Mall closures, as well as lower customer traffic due to security concerns, would likely result in decreased sales. Additionally, the escalation of the armed conflicts in the Middle East, or the threat, escalation or commencement of war or other armed conflict elsewhere, could significantly diminish consumer spending, and result in decreased sales for us. Decreased sales would have a material adverse effect on our business, financial condition and results of operations.

The outcome of litigation could have a material adverse effect on our business and may result in substantial costs and could divert management's attention.

We are involved, from time to time, in litigation incidental to our business including complaints filed by investors. This litigation could result in substantial costs, and could divert management's attention and resources, which could harm our business. Risks associated with legal liability are often difficult to assess or quantify, and their existence and magnitude can remain unknown for significant periods of time. While we maintain director and officer insurance, the amount of insurance coverage may not be sufficient to cover a claim and the continued availability of this insurance cannot be assured. As a result, there can be no assurance that the actual outcome of pending or future litigation will not have a material adverse effect on our results of operations or financial condition.

Our operations expose us to the risk of litigation which could lead to significant potential liability and costs that could harm our business, financial condition or results of operations.

We employ a substantial number of full-time and part-time employees, a majority of whom are employed at our store locations. As a result, we are subject to a large number of federal and state laws and regulations relating to employment. This creates a risk of potential claims that we have violated laws related to discrimination and harassment, health and safety, wage and hour laws, criminal activity, personal injury and other claims. We are also subject to other types of claims in the ordinary course of our business. Some or all of these claims may give rise to litigation, which could be time-consuming for our management team, costly and harmful to our business.

In addition, we are exposed to the risk of class action litigation. The costs of defense and the risk of loss in connection with class action suits are greater than in single-party litigation claims. Due to the costs of defending against such litigation, the size of judgments that may be awarded against us, and the loss of significant management time devoted to such litigation, we cannot assure you that such litigation will not disrupt our business or impact our financial results.

Our ecommerce operations subject us to numerous risks that could have an adverse effect on our results of operations.

Although ecommerce sales constitute a small portion of our overall sales, our ecommerce operations subject us to certain risks that could have an adverse effect on our operational results, including:

- diversion of traffic and sales from our stores;
- liability for online content; and
- risks related to the computer systems that operate our website and related support systems, including computer viruses and electronic break-ins and similar disruptions.

In addition, risks beyond our control, such as governmental regulation of the ecommerce, entry of our vendors in the ecommerce business in competition with us, online security breaches and general economic conditions specific to the ecommerce and online commerce could have an adverse effect on our results of operations.

We have incurred and will continue to incur significant expenses as a result of being a public company, which will negatively impact our financial performance.

We completed our initial public offering in May 2005 and we have incurred and will continue to incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC and The NASDAQ Global Select Market, has required changes in corporate governance practices of public companies. Compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act as discussed in the following risk factor, have caused and will continue to cause us to incur significant costs and expenses, including legal and accounting costs, and have made and will continue to make some activities more time-consuming and costly. These laws, rules and regulations have made it more expensive for us to obtain director and officer liability insurance, and we have been required to accept reduced policy limits and coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we have incurred and we expect to incur significant legal, accounting, insurance and certain other expenses on an ongoing basis, which will negatively impact our financial performance and could have a material adverse effect on our results of operations and financial condition.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

Reporting obligations as a public company and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal control over financial reporting on an annual basis. This process requires us to document our internal controls over financial reporting and to potentially make significant changes thereto, if applicable. As a result, we have incurred and expect to continue to incur substantial expenses to test our financial controls and systems, and we have been and in the future may be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to make such improvements and to hire additional personnel. If our management is ever unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are ever identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

The security of our databases that contain personal information of our retail customers could be breached, which could subject us to adverse publicity, litigation, and expenses. In addition, if we are unable to comply with security standards created by the credit card industry, our operations could be adversely affected.

Database privacy, network security, and identity theft are matters of growing public concern. In an attempt to prevent unauthorized access to our network and databases containing confidential, third-party information, we have installed privacy protection systems, devices, and activity monitoring on our network. Nevertheless, if unauthorized parties gain access to our networks or databases, they may be able to steal, publish, delete, or modify our private and sensitive third-party information. In such circumstances, we could be held liable to our customers or other parties or be subject to regulatory or other actions for breaching privacy rules. This could result in costly investigations and litigation, civil or criminal penalties, and adverse publicity that could adversely affect our financial condition, results of operations, and reputation. Further, if we are unable to comply with the security standards, established by banks and the credit card industry, we may be subject to fines, restrictions, and expulsion from card acceptance programs, which could adversely affect our retail operations.

The current uncertainty surrounding the United States economy coupled with cyclical economic trends in action sports retailing could have a material adverse effect on our results of operations.

The action sports retail industry historically has been subject to substantial cyclicality. As economic conditions in the United States change, the trends in discretionary consumer spending become unpredictable and discretionary consumer spending could be reduced due to uncertainties about the future. When discretionary consumer spending is reduced, purchases of action sports apparel and related products may decline. A recession in the general economy or continued uncertainties regarding future economic prospects could have a material adverse effect on our results of operations.

We may fail to meet analyst expectations, which could cause the price of our stock to decline.

Our common stock is traded publicly and various securities analysts follow our financial results and issue reports on us. These reports include information about our historical financial results as well as the analysts' estimates of our future performance. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If our operating results are below the estimates or expectations of public market analysts and investors, our stock price could decline. In December 2007, a securities class action litigation was brought against us and such actions are frequently brought against other companies following a decline in the market price of their securities. If our stock price is volatile, we may become involved in this type of litigation in the future. Any litigation could result in substantial costs and a diversion of management's attention and resources that are needed to successfully run our business.

The trading price of our investment in marketable securities may fluctuate.

We have our excess cash invested in diversified high credit money market accounts, US treasuries, certificates of deposit, municipal bonds and auction rate securities. The investments have historically been considered very safe investments with very minimal default rates. However, the recent uncertainties in the credit markets have prevented us and other investors from liquidating holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. We reduced our holdings of auction rate securities during fiscal 2007 through the auction process. As of January 31, 2009, we had $1.8 million, net of $0.2 million temporary impairment, invested in auction rate securities that are classified as long-term marketable securities on our consolidated balance sheet. For the year ended January 31, 2009, we incurred a temporary impairment charge on these investments of approximately $0.2 million recorded in other comprehensive income. If market liquidity issues continue, we may incur additional impairment charges on these investments.

A decline in the market price of our stock and performance of our Company may trigger an impairment of the goodwill recorded on our balance sheet.

Goodwill and other intangible assets with indefinite lives must be tested for impairment at least once a year or more frequently if management believes indicators of impairment exist. The Company evaluates the recoverability of goodwill annually based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. Any reduction in the carrying value of our goodwill as a result of our impairment analysis could result in a non-cash goodwill impairment charge to our statement of operations. A goodwill impairment charge could have a significant impact on earnings and potentially result in a violation of our financial covenants, thereby limiting our ability to secure short term financing.

Changes to estimates related to our property and equipment, or operating results that are lower than our current estimates at certain store locations, may cause us to incur non-cash impairment charges.

We make certain estimates and projections in connection with impairment analyses for certain of our store locations and other property and equipment in accordance with "Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets." For example, we review for impairment all stores for which current cash flows from operations are either negative or nominal. Recoverability of store assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount is higher, impairment loss is measured by the amount, if any, by which the carrying amount of the assets exceeds their fair value based on the present value of estimated expected future cash flows. These calculations require us to make a number of estimates and projections of future results. If these estimates or projections change or prove incorrect, we may be and have been, required to record impairment charges on certain store locations and other property and equipment. If these impairment charges are significant, our operating results would be adversely affected and our bank covenants may be violated.

Our business could suffer if our ability to acquire financing is reduced or eliminated.

In the current economic environment, we cannot be assured that our borrowing relationship with our lender will continue or that our lender will remain able to support its commitments to us in the future. If our lender fails to do so, then we may not be able to secure alternative financing on commercially reasonable terms, or at all.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

In early February 2005, we completed our move from the 49,000 square foot combined home office and distribution center that we occupied since 1994 to a new 87,350 square foot combined home office and distribution center, both in Everett, Washington. In October, 2006 we entered into a new lease agreement whereby we agreed to expand our existing lease of 87,350 square feet of home office and distribution center space by 37,350 square feet, bringing the aggregate square footage leased to 124,700 square feet effective January 1, 2007. The new lease agreement terminated and replaced the original February 2005 lease with the landlord. The new lease agreement provides for an initial lease term of 126 months within which we have an option to extend the lease term for an additional period of five years.

All of our stores, encompassing approximately 1,005,000 total square feet as of January 31, 2009 are occupied under operating leases. The store leases range for a term of five to ten years and we are generally responsible for payment of property taxes and utilities, common area maintenance and marketing fees.

Item 3. LEGAL PROCEEDINGS

We are involved from time to time in litigation incidental to our business. We believe that the outcome of current litigation is not expected to have a material adverse effect on our results of operations or financial condition.

See Note 10 to the Notes to Consolidated Financial Statements found in Item 8 of Part II of this Form 10-K (listed under "Litigation" under Commitments and Contingencies).

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter ended January 31, 2009.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

a) Market Information

Our common stock has traded on the NASDAQ Global Select Market under the symbol "ZUMZ." As of January 31, 2009 there were 29,533,067 shares of common stock issued. We began trading on the NASDAQ Stock Market on May 6, 2005. Accordingly, no information prior to this date is available. The following table sets forth the April 20, 2006 stock split adjusted high and low last reported sales prices for our common stock on the NASDAQ Global Select Market for the fiscal years ended February 2, 2008 and January 31, 2009.

Fiscal 2007	High	Low
First Fiscal Quarter (February 4, 2007—May 5, 2007)	$42.00	$31.57
Second Fiscal Quarter (May 6, 2007—August 4, 2007)	$41.80	$35.77
Third Fiscal Quarter (August 5, 2007—November 3, 2007)	$51.25	$37.96
Fourth Fiscal Quarter (November 4, 2007—February 2, 2008)	$39.45	$15.59

Fiscal 2008	High	Low
First Fiscal Quarter (February 3, 2008—May 3, 2008)	$22.76	$13.84
Second Fiscal Quarter (May 4, 2008—August 2, 2008)	$22.33	$12.29
Third Fiscal Quarter (August 3, 2008—November 1, 2008)	$18.25	$ 8.72
Fourth Fiscal Quarter (November 2, 2008—January 31, 2009)	$ 9.72	$ 6.12

b) Holders of the Corporation's Capital Stock

We had approximately 182 shareholders of record as of March 19, 2009.

c) Dividends

No cash dividends have been declared on our common stock to date nor have any decisions been made to pay a dividend in the foreseeable future. Payment of dividends is evaluated on a periodic basis and if a dividend were paid, it would be subject to covenants of our lending facility, which may have the effect of restricting our ability to pay dividends.

d) Recent Sales of Unregistered Securities

None

e) **Issuer Purchases of Equity Securities**

None

Item 6. SELECTED FINANCIAL INFORMATION

The following selected consolidated financial information has been derived from our audited Consolidated Financial Statements. The data should be read in conjunction with our Consolidated Financial Statements and the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Our fiscal years ended, January 29, 2005, January 28, 2006, and February 2, 2008 and January 31, 2009 each consisted of 52 weeks. Our fiscal year ended February 3, 2007 consisted of 53 weeks. In this document, we refer to the fiscal year ended January 29, 2005 as "fiscal 2004", to the fiscal year ended January 28, 2006 as "fiscal 2005", to the fiscal year ended February 3, 2007 as "fiscal 2006", the fiscal year ended February 2, 2008 as "fiscal 2007" and the fiscal year ended January 31, 2009 as "fiscal 2008".

The selected statement of operations data for fiscal 2006, fiscal 2007 and fiscal 2008 and the selected balance sheet data as of February 2, 2008 and January 31, 2009 are derived from our audited consolidated financial statements, which are included elsewhere in this document. The selected consolidated statement of operations data for fiscal 2004 and fiscal 2005 are derived from our audited financial statements not included in this document.

	Fiscal Year Ended				
	January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008	January 31, 2009
	(in thousands, except share and per share data)				
Statement of Operations Data:					
Net sales	$ 153,583	$ 205,589	$ 298,177	$ 381,416	$ 408,669
Cost of goods sold	103,297	133,047	189,959	244,429	274,134
Gross profit	50,286	72,542	108,218	136,987	134,535
Selling, general and administrative expenses	38,277	52,494	75,774	98,042	109,927
Operating profit	12,009	20,048	32,444	38,945	24,608
Interest income (expense)	(250)	648	1,178	1,722	2,059
Other income (expense)	8	(1)	(16)	3	36
Earnings before income taxes	11,767	20,695	33,606	40,670	26,703
Provision for income taxes	4,500	7,844	12,750	15,344	9,499
Net income	$ 7,267	$ 12,851	$ 20,856	$ 25,326	$ 17,204
Net income per share:					
Basic (1)	$ 0.32	$ 0.50	$ 0.76	$ 0.89	$ 0.59
Diluted (1)	$ 0.28	$ 0.47	$ 0.73	$ 0.86	$ 0.58
Weighted average shares outstanding:					
Basic (1)	22,610,522	25,879,675	27,542,891	28,608,818	29,126,889
Diluted (1)	25,877,716	27,376,684	28,703,037	29,322,337	29,694,112

(1) Fiscal 2004 and fiscal 2005 have been restated to reflect the 2 for 1 stock split that occurred in fiscal 2006 in the form of a share dividend.

	Fiscal Year Ended				
	January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008	January 31, 2009
	(in thousands)				
Balance Sheet Data:					
Cash, cash equivalents and current marketable securities	$ 1,026	$ 43,001	$ 51,977	$ 76,532	$ 78,582
Working capital	4,756	47,357	54,929	92,161	112,092
Total assets	54,811	114,411	167,294	216,095	233,349
Total long term obligations	5,576	9,129	12,910	18,097	24,177
Total shareholders' equity	25,799	73,684	104,812	154,602	177,951

	Fiscal Year Ended				
	January 29, 2005	January 28, 2006	February 3, 2007	February 2, 2008	January 31, 2009
	(in thousands, except square footage & sales per square foot)				
Other Financial Data:					
Gross margin percentage (1)	32.7%	35.3%	36.3%	35.9%	32.9%
Capital expenditures	$ 12,754	$ 16,453	$ 22,160	$ 30,722	$ 28,349
Depreciation and Amortization	$ 5,857	$ 7,535	$ 10,499	$ 14,762	$ 19,470
Store Data:					
Number of stores open at end of period	140	174	235	285	343
Comparable store sales increase (decrease) (2) (3)	9.6%	14.2%	14.5%	9.2%	(6.5%)
Net sales per store (4)	$ 1,183	$ 1,299	$ 1,389	$ 1,405	$ 1,240
Total square footage at end of period (5)	371,864	475,646	667,337	829,021	1,004,868
Average square footage per store at end of period (6)	2,656	2,718	2,840	2,909	2,930
Net sales per square foot (7) (8)	$ 452	$ 483	$ 499	$ 488	$ 424

(1) Gross margin percentage represents gross profit divided by net sales.

(2) Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable fiscal year to comparable store sales for the prior fiscal year. Comparable store sales are based on net sales, and stores are considered comparable beginning on the first anniversary of their first day of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General" for more information about how we compute comparable store sales. Comparable stores sales for fiscal years ended January 31, 2009, February 2, 2008, January 28, 2006 and January 29, 2005 consisted of 52 weeks and February 3, 2004 consisted of 53 weeks, resulting in an extra week of sales in fiscal 2006.

(3) Comparable store sales, and net sales per store include our in-store sales and our ecommerce sales. Fiscal 2006 included an extra week of sales due to the addition of a 53rd week.

(4) Net sales per store represents net sales for the period divided by the average number of stores open during the period. For purposes of this calculation, the average number of stores open during the period is equal to the sum of the number of stores open as of the end of each month during the period divided by the number of months in the period. Fiscal 2006 included an extra week of sales due to the addition of a 53rd week.

(5) Total square footage at end of period includes retail selling, storage and back office space.

(6) Average square footage per store at end of period is calculated on the basis of the total square footage at end of period, including retail selling, storage and back office space, of all stores open

at the end of the period. Average square footage per store does not include our ecommerce square footage.

(7) Net sales per square foot represents net sales, excluding ecommerce sales, for the period divided by the average square footage of stores open during the period. For purposes of this calculation, the average square footage of stores open during the period is equal to the sum of the total square footage of the stores open as of the end of each month during the period divided by the number of months in the period. This calculation excludes our ecommerce sales.

(8) The fiscal years ended January 29, 2005, January 28, 2006, February 3, 2007 and February 2, 2008 have been restated to exclude sales related to our ecommerce sales.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Item 1A Risk Factors". See the cautionary note regarding forward-looking statements set forth at the beginning of Part I of the Annual Report on Form 10-K.

Overview

We are a mall based specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of January 31, 2009 we operated 343 stores primarily located in shopping malls, giving us a presence in 31 states. Our stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, BMX and motocross. We support the action sports lifestyle and promote our brand through a multi-faceted marketing approach that is designed to integrate our brand image with our customers' activities and interests. This approach, combined with our differentiated merchandising strategy, store design, comprehensive training programs and passionate employees, allows us to provide an experience for our customers that we believe is consistent with their attitudes, fashion tastes and identities and is otherwise unavailable in most malls.

Fiscal 2008—A Review of This Past Year

Fiscal 2008 was a difficult year for Zumiez. While the first half of the year was challenging, the second half of the year saw a marked deterioration in the U.S. economy that negatively impacted our sales and financial results. Historically, we have made the majority of our profits in the second half of the year due to the seasonal nature of our business, so as the recession became more severe in the second half of fiscal 2008, our sales and profits were proportionally worse. As the economy worsened, we saw declines in traffic in our stores and more promotional activity from our competitors. Through the first six months of fiscal 2008, our same store sales decreased 1.3% and our diluted earnings per share declined $0.02 or 12.5%. The second half of fiscal 2008, the six months ended January 31, 2009, our same store sales declined 10.0% and our diluted earnings per share declined $0.26 or 37.1%.

Fiscal 2009—A Look At the Upcoming Year

We expect the upcoming fiscal year to be very challenging and believe it is difficult to predict the effects the unprecedented global financial and economic crises will have on our financial performance. As mentioned above our results worsened as fiscal 2008 progressed and we believe our results will continue to be below those obtained in fiscal 2008 for at least the first six months of fiscal 2009. We are planning our business conservatively for fiscal 2009, which includes lower purchases of inventory based on anticipated continued soft sales demand, lower capital expenditures due to fewer new stores and controlled selling, general and administrative expenditures. Our current forecast projects sustained working capital similar to previous years, adequate cash and investments, no borrowings on our credit facility and positive cash flow from operations. We believe our earnings will be below fiscal 2008 if our same store sales decline.

Our net sales increased from approximately $117.9 million in fiscal 2003 to approximately $408.7 million in fiscal 2008, a compound annual growth rate of 28.2%. Net sales for fiscal 2008 increased by $27.3 million, or 7.1%, over net sales for fiscal 2007. Over the past five fiscal years ended January 31, 2009 we increased our store base from 113 to 343 and our comparable store net sales increased an average of 7.9% per fiscal year. As of January 31, 2009 we operated 343 stores that averaged approximately 2,900 square feet per store.

We intend to expand our presence as a leading action sports lifestyle retailer by opening new stores and continuing to generate sales growth through improved store level productivity. We have successfully and consistently implemented our store concept across a variety of mall classifications and geographic locations, and our strategy is to continue to open stores in both new and existing markets. We plan to open approximately 37 new stores in fiscal 2009 and to continue to open a significant number of new stores in future years. Unlike previous years, the number of anticipated store openings in fiscal 2009 may increase or decrease due to market conditions. We have opened or acquired, on average, approximately twenty-five percent new stores over each of the last five years. As we look to fiscal 2009 and beyond, we will likely slow this rate of growth until we see the macroeconomic environment improve. Through our merchandising and marketing efforts, we have historically been successful in increasing the level of net sales in our existing stores and we will seek to continue such increases going forward.

We believe that we have developed an economically compelling store model. Our new stores opened during fiscal 2007, generated average net sales of approximately $1.0 million during their first full year of operations. On average, our net capital investment to open these stores, was approximately $330,000 per store, which includes capital expenditures, net of landlord contributions. However, net sales and other operating results for stores that we open or have opened subsequent to the end of fiscal 2007, as well as our net capital investment to open those stores, may differ substantially from net sales and other operating results and our net capital investment for stores we opened in fiscal 2007. See "Business—Stores." However our capital investment, net of landlord contributions, to open new stores and net sales generated by new stores vary significantly and depend on a number of factors, including the geographic location, type of mall and size of those stores. Accordingly, net sales and other operating results for stores that we open or have opened subsequent to the end of fiscal 2008, as well as our net capital investment to open those stores, may differ substantially from net sales and other operating results and our net capital investment for the stores we opened in prior years. We opened 58 new stores in fiscal 2008 with an average net capital investment of approximately $311,000 per store, which includes capital expenditures, net of landlord contributions. In addition to capital investments, we make working capital investments consisting primarily of merchandise inventory.

In any given period, our overall gross margin may be impacted by changes in the margins of the various products we offer as well as changes in the relative mix of revenues from the different categories of apparel and hardgood products that we sell. Over the past five fiscal years, our annual gross margin as a percentage of our net sales has ranged from a low of 32.7% to a high of 36.3%. A number of other factors may positively or negatively impact our gross margins and results of operations, including, but not limited to:

- general economic conditions and, in particular, the retail sales environment;
- actions by competitors or mall anchor tenants;
- the timing of new store openings and the relative proportion of our new stores to mature stores;
- whether we are able to successfully integrate any new stores that we acquire and the presence or absence of any unanticipated liabilities in connection therewith;
- fashion trends and changes in consumer preferences;
- calendar shifts of holiday or seasonal periods;
- timing of promotional events;
- weather conditions;
- the level of pre-opening expenses associated with our new stores; and
- inventory shrinkage beyond our historical average rates;

General

Net sales constitute gross sales net of returns. Net sales include our in-store sales and our ecommerce sales; ecommerce shipping revenue and, accordingly, information in this report with respect to comparable store sales, includes our ecommerce sales. For fiscal 2003 through fiscal 2007, ecommerce sales represented approximately 1% of our net sales and 1.5% of net sales for fiscal 2008. We record the sale of gift cards as a current liability and recognize a sale when a customer redeems a gift card. The amount of the gift card liability is determined taking into account our estimate of the portion of gift cards that will not be redeemed or recovered ("gift card breakage"). Gift card breakage is recognized as revenue after 24 months, at which time the likelihood of redemption is considered remote based on our historical redemption data.

We report "comparable store sales" based on net sales, and stores are included in our comparable store sales beginning on the first anniversary of their first day of operation. Changes in our comparable store sales between two periods are based on net sales of stores which were in operation during both of the two periods being compared and, if a store is included in the calculation of comparable store sales for only a portion of one of the two periods being compared, then that store is included in the calculation for only the comparable portion of the other period. When additional square footage is added to a store that is included in comparable store sales, that store remains in comparable store sales. There may be variations in the way in which some of our competitors and other apparel retailers calculate comparable or same store sales. As a result, data herein regarding our comparable store sales may not be comparable to similar data made available by our competitors or other retailers.

Cost of goods sold consists of the cost of merchandise sold to customers, inbound shipping costs, ecommerce shipping costs, distribution costs, depreciation on leasehold improvements at the distribution center, buying and merchandising costs and store occupancy costs. This may not be comparable to the way in which our competitors or other retailers compute their cost of goods sold.

Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, store supplies, depreciation on leasehold improvements at our home office and stores, facility expenses, and training, advertising and marketing costs. Credit card fees, insurance, public company expenses, Sarbanes Oxley compliance expenses, stock based compensation and other miscellaneous operating costs are also included in selling, general and administrative expenses. This may not be comparable to the way in which our competitors or other retailers compute their selling, general and administrative expenses. We expect that our selling, general and administrative expenses will, as described below, increase in future periods due in part to increased expenses associated with opening new stores.

Our success is largely dependent upon our ability to anticipate, identify and respond to the fashion tastes of our customers and to provide merchandise that satisfies customer demands. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on our business, operating results and financial condition.

Key Performance Indicators

Our management evaluates the following items, which we consider key performance indicators, in assessing our performance:

Comparable store sales. Comparable store sales provide a measure of sales growth for stores open at least one year over the comparable prior year period.

Our management considers comparable store sales to be an important indicator of our current performance. Comparable store sales results are important to achieve leveraging of our costs, including store payroll, store supplies and rent. Comparable store sales also have a direct impact on our total net sales, cash and working capital.

Gross profit. Gross profit measures whether we are optimizing the price and inventory levels of our merchandise. Gross profit is the difference between net sales and cost of sales. Cost of sales consists of branded merchandise costs, and our private label merchandise including design, sourcing, importing and inbound freight costs. Our cost of sales also includes markdowns, shrinkage, certain promotional costs and buying, store occupancy and warehousing costs. Any inability to obtain acceptable levels of initial markups or any significant increase in our use of markdowns could have an adverse effect on our gross profit and results of operations.

Operating income. We view operating income as a key indicator of our success. The key drivers of operating income are comparable store sales, gross profit, our ability to control selling, general and administrative expenses, and our level of capital expenditures affecting depreciation expense.

Store productivity. Store productivity, including net sales per average square foot, average unit retail price, the number of transactions per store, the number of units sold per store and the number of units per transaction, is evaluated by our management in assessing our operational performance. In addition, we review our stores operating income as a measure of their profitability.

Results of Operations

The following table presents, for the periods indicated, selected items in the consolidated statements of operations as a percent of net sales:

	Fiscal Year Ended		
	February 3, 2007	February 2, 2008	January 31, 2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	63.7%	64.1%	67.1%
Gross margin	36.3%	35.9%	32.9%
Selling, general and administrative expenses	25.4%	25.7%	26.9%
Operating profit	10.9%	10.2%	6.0%
Interest income (expense)	0.4%	0.4%	0.5%
Earnings before income taxes	11.3%	10.6%	6.5%
Provision for income taxes	4.3%	4.0%	2.3%
Net income	7.0%	6.6%	4.2%

Fiscal (2008) Year Ended January 31, 2009 Compared with Fiscal (2007) Year Ended February 2, 2008

Net Sales

Net sales increased to $408.7 million for fiscal 2008 from $381.4 million for fiscal 2007, an increase of $27.3 million, or 7.1%.

Comparable store net sales decreased by 6.5% in the 52 week period ended January 31, 2009 compared to the 52 week period ended February 2, 2008. Geographically our stores west of Texas, which account for 58% of our comparable store sales, declined by 11%. This decrease in comparable store sales was primarily due to lower net sales of men's and women's apparel, snow and skate hardgoods and accessories, partially offset by an increase in net sales of footwear. For information as to how we define comparable stores, see "General" above.

The increase in total net sales was due to an increase in net sales from non-comparable stores of approximately $52.2 million partially offset by a decline in comparable store sales of approximately $24.9 million. The increase in non-comparable store net sales was primarily due to the opening of 58 new stores in fiscal 2008.

Gross Profit

Gross profit for fiscal 2008 was $134.5 million compared with $137.0 million for fiscal 2007, a decrease of $2.5 million, or 1.8%. As a percentage of net sales, gross profit decreased 3 full percentage points to 32.9% in fiscal 2008 from 35.9% in fiscal 2007. The decrease in gross profit as a percentage of net sales was driven primarily by store occupancy costs growing at a faster rate than sales (worth 1.4 percentage points), and lower product margins of 1.6 percentage points primarily due to apparel which is about 50% of our sales.

Selling, General and Administrative Expenses

Selling, general and administrative, or "SG&A," expenses in fiscal 2008 were $109.9 million compared with $98.0 million in fiscal 2007, an increase of $11.9 million, or 12.1%. This increase was primarily the result of costs associated with operating new stores as well as increases in infrastructure and administrative staff to support our growth partially offset by a decrease in stock-based and incentive compensation expenses. As a percentage of net sales, SG&A expenses increased

1.2 percentage points to 26.9% in fiscal 2008 from 25.7% in fiscal 2007. The increase in SG&A expenses as a percentage of net sales was primarily attributable to additional new store depreciation and store wages and benefits relative to the growth in net sales and increased shipping cost to stores, somewhat offset by a decrease in stock-based compensation and incentive compensation expenses.

Operating Profit

As a result of the above factors, operating profit decreased to $24.6 million for fiscal 2008, compared with $38.9 million in fiscal 2007 a decrease of $14.3 million or 36.8%. As a percentage of net sales, operating profit was 6.0% in fiscal 2008 compared with 10.2% in fiscal 2007.

Provision for Income Taxes

Provision for income taxes was $9.5 million for fiscal 2008 compared with $15.3 million for fiscal 2007. The effective tax rate was 35.6% for fiscal 2008 and 37.7% for fiscal 2007. The lower effective tax rate was primarily due to higher interest income from tax exempt municipal bonds.

Net Income

Net income decreased to $17.2 million, in fiscal 2008 from $25.3 million in fiscal 2007 a decrease of $8.1 million, or 32.1%. As a percentage of net sales, net income was 4.2% in fiscal 2008 compared with 6.6% in fiscal 2007.

Fiscal (2007) Year Ended February 2, 2008 Compared with Fiscal (2006) Year Ended February 3, 2007

Net Sales

Net sales increased to $381.4 million for fiscal 2007 from $298.2 million for fiscal 2006, an increase of $83.2 million, or 27.9%.

Comparable store net sales increased by 9.2% in the 52 week period ended February 2, 2008 compared to the 52 week period ended February 3, 2007. This increase in comparable store sales was primarily due to higher net sales of men's and women's apparel, and skate hardgoods. For information as to how we define comparable stores, see "General" above.

The increase in total net sales was due to an increase in comparable store net sales of approximately $23.6 million and an increase in net sales from non-comparable stores of approximately $59.6 million. The increase in non-comparable store net sales was primarily due to the opening of 50 new stores in fiscal 2007.

Gross Profit

Gross profit for fiscal 2007 was $137.0 million compared with $108.2 million for fiscal 2006, an increase of $28.8 million, or 26.6%. As a percentage of net sales, gross profit decreased to 35.9% in fiscal 2007 from 36.3% in fiscal 2006. The decrease in gross profit as a percentage of net sales was due primarily to higher shrinkage, store occupancy costs, and distribution costs partially offset by higher product margins due to improved product management.

Selling, General and Administrative Expenses

Selling, general and administrative, or "SG&A," expenses in fiscal 2007 were $98.0 million compared with $75.8 million in fiscal 2006, an increase of $22.2 million, or 29.4%. This increase was primarily the result of costs associated with operating new stores as well as increases in infrastructure and administrative staff to support our growth. As a percentage of net sales, SG&A expenses increased to 25.7% in fiscal 2007 from 25.4% in fiscal 2006. The increase in SG&A expenses as a percentage of net sales was primarily attributable to the increased stock based compensation of $2.5 million and increased depreciation expense of $3.9 million, partially offset by lower growth in store wages and benefits relative to the growth in net sales and lower incentive compensation expense.

Operating Profit

As a result of the above factors, operating profit increased to $38.9 million for fiscal 2007, compared with $32.4 million in fiscal 2006 an increase of $6.5 million or 20.0%. As a percentage of net sales, operating profit was 10.2% in fiscal 2007 compared with 10.9% in fiscal 2006.

Provision for Income Taxes

Provision for income taxes was $15.3 million for fiscal 2007 compared with $12.8 million for fiscal 2006. The effective tax rate was 37.7% for fiscal 2007 and 37.9% for fiscal 2006. The lower effective tax rate was due to higher interest income from tax exempt municipal bonds.

Net Income

Net income increased to $25.3 million, in fiscal 2007 from $20.9 million in fiscal 2006 an increase of $4.4 million, or 21.4%. As a percentage of net sales, net income was 6.6% in fiscal 2007 compared with 7.0% in fiscal 2006.

Seasonality and Quarterly Results

As is the case with many retailers of apparel and related merchandise, our business is subject to seasonal influences. As a result, we have historically experienced and expect to continue to experience seasonal and quarterly fluctuations in our net sales and operating results. Our net sales and operating results are typically lower in the first and second quarters of our fiscal year, while the winter holiday and back-to-school periods historically have accounted for the largest percentage of our annual net sales. Quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of store openings and the relative proportion of our new stores to mature stores, fashion trends and changes in consumer preferences, calendar shifts of holiday or seasonal periods, changes in merchandise mix, timing of promotional events, general economic conditions, competition and weather conditions.

The following table sets forth selected unaudited quarterly consolidated statements of operations data for the periods indicated. The unaudited quarterly information has been prepared on a basis consistent with the audited consolidated financial statements included elsewhere herein and includes all adjustments, that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere herein. The operating results for any fiscal quarter are not indicative of the operating results for a full fiscal year or for any future period and there can be no assurance that any trend reflected in such results will continue in the future.

	Fiscal Year Ended February 2, 2008				Fiscal Year Ended January 31, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)							
Net sales	$68,791	$81,974	$104,045	$126,606	$78,702	$92,258	$112,245	$125,464
Gross profit (1)	$21,721	$28,191	$ 38,508	$ 48,567	$24,560	$30,103	$ 39,263	$ 40,609
Operating profit	$ 2,183	$ 4,702	$ 12,722	$ 19,338	$ 1,626	$ 3,912	$ 10,384	$ 8,686
Net income	$ 1,617	$ 3,118	$ 8,149	$ 12,442	$ 1,362	$ 2,727	$ 6,818	$ 6,297
Basic net income per share	$ 0.06	$ 0.11	$ 0.28	$ 0.43	$ 0.05	$ 0.09	$ 0.23	$ 0.22
Dilute net income per share	$ 0.06	$ 0.11	$ 0.28	$ 0.42	$ 0.05	$ 0.09	$ 0.23	$ 0.21
Number of stores open end of period	254	266	283	285	306	324	340	343
Comparable store sales increase (decrease)	11.3%	11.6%	13.2%	4.0%	(0.8%)	(1.7%)	(5.8%)	(13.4%)

(1) See Note 2 to the Consolidated Financial Statements for a discussion of the reclassification of shipping costs in Significant Accounting Policies for "Cost of Goods Sold" reclassification of shipping costs.

Comparable store sales percentage changes are calculated by comparing comparable store sales for the applicable fiscal quarter to comparable store sales for the same fiscal quarter in the prior fiscal year. Comparable store sales are based on net sales and stores are considered comparable beginning on the first anniversary of the first day of operations. See "General" above for more information about how we compute comparable store sales.

Liquidity and Capital Resources

Our primary uses of cash are for capital investments, inventory, store remodeling, store fixtures and ongoing infrastructure improvements such as technology enhancements and distribution capabilities. Historically, our main sources of liquidity have been cash flows from operations.

The significant components of our working capital are inventory and liquid assets such as cash, marketable securities and receivables, reduced by short-term debt, accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or within several days of the related sale, while we typically have payment terms with our vendors.

As of January 31, 2009, we held two $1.0 million Auction Rate Securities valued at $1.8 million, net of approximately $0.2 million temporary impairment charge. One of these $1.0 million securities failed to sell at its scheduled auction in March 2008. In May 2008, the remaining $1.0 million security failed to sell at its scheduled auction. The interest rates for these securities reset to a prescribed "failure" tax-free rate of 6.55% and 3.20%, respectively. We currently do not intend to hold these securities beyond their next auction date and will try to sell these securities when their auction dates come up in March 2009 and May 2009. However, uncertainties in the credit markets this fiscal year have prevented us and other investors from liquidating holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. If the March 2009 and May 2009 auctions fail, we plan to hold these securities until the next auction date and the securities coupon rate will reset to a prescribed "failure" rate. Unsuccessful auctions could result in our holding securities beyond their next scheduled auction reset dates if a secondary market does not develop; therefore, limiting the short-term liquidity of these investments. These securities have been reclassified from "current" to "long term" assets on our consolidated balance sheet as of January 31, 2009.

Our capital requirements include construction and fixture costs related to the opening of new stores and for remodeling expenditures for existing stores. Future capital requirements will depend on many factors, including the pace of new store openings, the availability of suitable locations for new stores, and the nature of arrangements negotiated with landlords. In that regard, our net investment to open a new store has varied significantly in the past due to a number of factors, including the geographic location and size of the new store, and is likely to vary significantly in the future. During fiscal 2009, we expect to spend approximately $23.0 million to $24.0 million on capital expenditures, a majority of which will relate to leasehold improvements and fixtures for the 37 new stores we plan to open in fiscal 2009, and a smaller amount will relate to equipment, systems and improvements for our distribution center and support infrastructure. However, there can be no assurance that the number of stores that we actually open in fiscal 2009 will not be different from the number of stores we plan to open, or that actual fiscal 2009 capital expenditures will not differ from this expected amount.

We expect cash flows from operations and available borrowings under our revolving credit facility will be sufficient to meet our foreseeable cash requirements for operations and planned capital expenditures for at least the next twelve months. Beyond this time frame, if cash flows from operations, and borrowings under our revolving credit facility are not sufficient to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

Net cash provided by operating activities increased by 4.0 million from $38.3 million in fiscal 2008 compared to $34.3 million in fiscal 2007. The increase was primarily due to the change in the effect of the tax benefit from stock option exercises from 2007 to 2008, partially offset by a decrease in net income. Net cash provided by operating activities for fiscal 2007 was $34.3 million compared to $34.2 million for fiscal 2006. The change was primarily due to an increase in net income, offset by an increase in inventory needed to support 50 new stores and a decrease in trade accounts payable due to the timing of inventory receipts and associated payment in the fourth quarter. In addition, fiscal 2006 cash flow provided by operating activities benefited due to parts of Washington being declared a federal disaster area due to severe weather in the fourth quarter of fiscal 2006. In accordance with the Presidential Disaster Area tax relief, we deferred our federal income tax payment of $2.5 million from January 2007 to February 2007. This positively impacted fiscal 2006's cash flow provided by operations and negatively impacted fiscal 2007's cash flow provided by operations.

Net cash used in investing activities was $11.9 million in fiscal 2008 primarily related to capital expenditures for new store openings and existing store renovations of $28.3 million partially offset by net sales of marketable securities of $16.4 million. Net cash used in investing activities was $51.2 million in fiscal 2007 primarily related to capital expenditures for new store openings and existing store renovations of $30.7 million and net purchases of marketable securities of $20.5 million. Net cash used in investing activities was $44.4 million in fiscal 2006, primarily related to capital expenditures for new store openings and existing store renovations of $22.2, the acquisition of the Fast Forward stores for $16.5 million and net purchases of marketable securities of $5.7 million.

Net cash used by financing activities in fiscal 2008 was $5.3 million primarily related to short term use of bank funds partially offset by proceeds from stock option exercise and associated tax benefits. Net cash provided by financing activities in the fiscal 2007 was $20.7 million, primarily related to proceeds from stock option exercise and associated tax benefits. Net cash provided by financing activities in fiscal 2006 was $13.6 million, primarily related to proceeds from stock option exercise and the associated tax benefit and short term use of bank funds.

We have a credit agreement with Wells Fargo HSBC Trade Bank, N.A. The credit agreement provides us with a secured revolving credit facility until August 30, 2009 of up to $25.0 million. The secured revolving credit facility provides for the issuance of standby commercial letters of credit in an amount not to exceed $5.0 million outstanding at any time and with a term not to exceed 365 days, although the amount of borrowings available at any time under our secured revolving credit facility is reduced by the amount of standby letters of credit outstanding at that time. There were no outstanding borrowings under the secured revolving credit facility at January 31, 2009 or February 2, 2008. The Company had open letters of credit outstanding under our secured revolving credit facility of $0.3 million at January 31, 2009 and approximately $0.5 million at February 2, 2008. The secured revolving credit facility bears interest at floating rates based on the lower of the prime rate (3.25% at January 31, 2009) minus 0.50% or the LIBOR rate (2.00% at January 31, 2009), plus 1% for advances over $500,000 for a minimum of 30 days and a maximum of 180 days. The credit agreement contains a number of restrictions and covenants that generally limit our ability to, among other things, (1) incur additional debt, (2) undergo a change in ownership and (3) enter into certain transactions. The credit agreement also contains financial covenants that require us to meet certain specified financial tests and ratios, including, a minimum net income after taxes of $1.00 for any trailing twelve month period, a maximum total liabilities divided by tangible net worth of 1.15 and a minimum quick asset ratio of 1.0. Our two most restrictive covenants are our quick asset ratio that essentially precludes us from borrowing to the extent we were to have no cash, marketable securities or accounts receivable and our net income covenant that requires us make at least $1.00 in net income after taxes for any trailing twelve month period. All of our personal property, including, among other things, our inventory, equipment and fixtures, has been pledged to secure our obligations under the credit agreement. We must also provide financial information and statements to our lender. We were in compliance with all such covenants at January 31, 2009.

It is our intention to enter into a new credit agreement with a financially sound banking institution prior to the expiration of the existing agreement Wells Fargo HSBC Trade Bank, N.A.

Contractual Obligations and Commercial Commitments

There was no material changes outside the ordinary course of business in our contractual obligations during the fiscal year ended January 31, 2009. Our operating lease obligations are not recognized as liabilities in the financial statements. The following table summarizes the total amount of future payments due under certain of our contractual obligations and the amount of those payments due in future periods as of January 31, 2009 (in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligations	$326,488	$38,020	$79,394	$74,342	$134,732
Purchase Obligations	40,922	40,922	—	—	—
Letters of Credit	338	338	—	—	—
	$367,748	$79,280	$79,394	$74,342	$134,732

We occupy our retail stores and combined home office and distribution center under operating leases generally with terms of five to ten years. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. In addition to future minimum lease payments, substantially all of our store leases provide for additional rental payments (or "percentage rent") if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges and real estate taxes. Amounts in the above table do not include percentage rent, common area maintenance charges or real estate taxes. Most of our lease agreements have defined escalating rent provisions, which we have straight-lined over the term of the lease, including any lease renewals deemed to be probable. For certain locations, we receive cash tenant allowances and we have reported these amounts as a deferred liability that is amortized to rent expense over the term of the lease, including any lease renewals deemed to be probable. Rent expense, including common area maintenance and other occupancy costs, was $31.9 million, $43.5 million and $52.9 million for fiscal 2006, 2007, and 2008, respectively. At January 31, 2009, we had outstanding purchase orders to acquire merchandise from vendors for approximately $40.0 million. We have an option to cancel these commitments with no notice prior to shipment. At January 31, 2009, we had approximately $0.3 million of letters of credit outstanding.

Off-Balance Sheet Obligations

Our only off-balance sheet contractual obligations and commercial commitments as of January 31, 2009 related to operating lease obligations and letters of credit. We have excluded these items from our balance sheet in accordance with generally accepted accounting principles "GAAP." We presently do not have any non-cancelable purchase commitments. At January 31, 2009 we had outstanding purchase orders to acquire merchandise from vendors for approximately $40.0 million. These purchases are expected to be financed by cash flows from operations and borrowings under our revolving credit facility. We have an option to cancel these commitments with no notice prior to shipment. At January 31, 2009 we had approximately $0.3 million of letters of credit outstanding under our revolving credit facility.

Impact of Inflation

We do not believe that inflation has had a material impact on our net sales or operating results for the past three fiscal years. There can be no assurance that our business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosures About Market Risk

See discussion in Item 7A—"Quantitative and Qualitative Disclosures About Market Risk."

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with GAAP, we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk, and financial condition. We believe, given current facts and circumstances that our estimates and assumptions are reasonable, adhere to GAAP, and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. In preparing the consolidated financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets, prepaid assets, goodwill and certain liabilities. See Note 2 to the Consolidated Financial Statements for a complete discussion of our significant accounting policies. We believe our most critical accounting estimates and assumptions are in the following areas:

Revenue recognition and sales returns reserve. We recognize revenue upon purchase by customers at our retail store locations or upon shipment for orders placed through our website as both title and risk of loss have transferred. Revenue is not recorded on purchase of gift cards. A current liability is recorded upon purchase, and revenue is recognized when the gift card is redeemed for merchandise.

Revenue is recorded net of estimated and actual sales returns and deductions for coupon redemptions and other promotions. The Company records the sale of gift cards as a current liability and recognizes revenue when a customer redeems a gift card. The amount of the gift card liability is determined taking into account our estimate of the portion of gift cards that will not be redeemed or recovered ("gift card breakage"). Gift card breakage is recognized as revenue after 24 months, at which time the likelihood of redemption is considered remote based on our historical redemption data. We offer a return policy of 30 days and the estimated sales return reserve is based on projected merchandise returns determined through the use of historical average return percentages. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our sales return reserve. However, if the actual rate of sales returns increases significantly, our operating results could be adversely affected.

Valuation of merchandise inventories. We carry our merchandise inventories at the lower of cost or market. Merchandise inventories may include items that have been written down to our best estimate of their net realizable value. Our decisions to write-down our merchandise inventories are based on our current rate of sale, the age of the inventory and other factors. Actual final sales prices to our customers may be higher or lower than our estimated sales prices and could result in a fluctuation in gross margin. These write-downs may have a material adverse impact on earnings, depending on the extent and amount of inventory affected.

We estimate an inventory shrinkage reserve for anticipated losses for the period. Shrinkage refers to a reduction in inventory due to shoplifting, employee theft and paperwork errors. The estimate for the shrinkage reserve is calculated based on historical percentages and can be affected by changes in merchandise mix and changes in actual shrinkage trends. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our inventory shrinkage reserve. However, if actual physical inventory losses differ significantly from our estimate, our operating results could be adversely affected.

Impairment of Leasehold Improvements and Equipment. We review leasehold improvements and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by comparing projected individual store discounted cash flow to the asset carrying values. Declines in projected store cash flow could result in the impairment of assets. In fiscal 2008 we took a charge for leasehold improvement impairment of $812,000 based on projected performance of five stores. If our sales and margins decline in fiscal 2009 and beyond additional impairment charges could occur. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculated leasehold improvements and equipment impairment losses. However, if actual results are not consistent with our estimates and assumptions, our operating results could be adversely affected.

Other-Than-Temporary Impairment of Investments. We will record an investment impairment charge at the point we believe an investment has experienced a decline in value that is other-than-temporary. In determining whether an other-than-temporary impairment has occurred, we review information about the underlying investment that is publicly available such as analyst reports, applicable industry data and other pertinent information, and assess our ability to hold the security for the foreseeable future. The investment would be written down to its current market value at the time the impairment is deemed to have occurred. Future adverse changes in market conditions, continued poor operating results of underlying investments or other factors could result in further losses that may not be reflected in an investment's current carrying value, possibly requiring an additional impairment charge in the future. Any other-than-temporary impairment charge could materially affect our results of operations.

Lease Accounting. The Company occupies its retail stores and combined home office and distribution center under operating leases generally with terms of five to ten years. Some of these leases have early cancellation clauses, which permit the lease to be terminated if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. Most of the lease agreements have defined escalating rent provisions, which are straight-lined over the term of the related lease, including any lease renewals deemed to be probable. The Company straight-lines and recognizes its rent expense over the term of the lease, plus the construction period prior to occupancy of the retail location, using a mid-month convention. For certain locations, the Company receives cash tenant allowances and has reported these amounts as a deferred liability which is amortized to rent expense over the term of the lease.

Income Taxes. As part of the process of preparing the financial statements, income taxes are estimated for each of the jurisdictions in which we operate. We calculate income taxes in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"), which requires the use of the asset and liability method and involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. The likelihood that deferred tax assets will be recovered from future taxable income is assessed, recognizing that future taxable income may give rise to new deferred tax assets. To the extent that future recovery is not likely, a valuation allowance would be established. To the extent that a valuation allowance is established or increased, an expense will be included within the tax provision in the income statement.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Based on our history of operating earnings, no valuation allowance has been recorded as of January 31, 2009. In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, a valuation allowance may need to be established, which could impact our financial position and results of operations.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), on January 1, 2007. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. Under FIN 48, a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits. Provisions for income taxes are based on numerous factors that are subject to audit by the Internal Revenue Service and the tax authorities in the various jurisdictions in which we do business.

Stock-based compensation. Effective January 29, 2006, we adopted the fair value method of accounting for stock-based compensation arrangements in accordance with FASB Statement No. 123(R), Share-Based Payment ("SFAS No. 123(R)"), under provisions of Staff Accounting Bulletin N0. 107 ("SAB 107") using the modified prospective method of transition. Under the provisions of SFAS No. 123(R), the estimated fair value of share-based awards granted under the 2005 Stock Incentive Plan is recognized as compensation expense over the vesting period.

To determine the fair value of our share-based issuances, we use the Black-Scholes option pricing model, which requires management to apply judgment and make assumptions to determine the fair value of our awards. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (the "expected term"), the estimated volatility of the price of our common stock over the expected term and an estimate of the number of options that will ultimately be forfeited.

We calculate a weighted-average expected term using the "simplified method" under the provisions of SAB 107. The "simplified method" calculates the expected term as the average of the vesting term and original contractual term of the options. We use a historical volatility as we believe that this is representative of future stock price trends. Estimated forfeitures are calculated based on historical experience. Changes in these assumptions can materially affect the estimate of the fair value of our share-based payments and the related amount recognized in our Consolidated Financial Statements.

We recorded $4.4 million of total stock-based compensation expense for the year ended January 31, 2009 of which $0.5 was attributable to the Board of Directors as required by the provisions of SFAS No. 123(R). The stock-based compensation expense is calculated on an accelerated method for stock options and a straight-line basis for restricted stock over the vesting periods of the related equity grant. This charge had no impact on our reported cash flows.

At January 31, 2009 there was $8.6 million of total unrecognized compensation cost related to unvested stock awards of which $0.2 was attributable to the Board of Directors. This cost is expected to be recognized on a weighted-average basis over a period of approximately three to eight years.

We account for unvested stock-based employee compensation arrangements granted prior to our initial public offering on the intrinsic value method as allowed by SFAS 123(R).

Goodwill. We evaluate goodwill for impairment annually and when an event occurs or circumstances change to suggest that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of impairment. We estimate fair value using discounted cash flows of reporting units. Forecasts of future cash flow are based on our best estimate of future net sales and operating expenses. In this process, a fair value for goodwill is estimated and compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate and through our stock price that we use to determine our market capitalization. During times of volatility, significant judgment must be applied to determine whether credit or stock price changes are a short-term swing or a longer-term trend.

Recently Issued Accounting Pronouncements

In February 2008, the Financial Accounting Standards Board ("FASB") issued FSP No. SFAS 157-2, which delays the effective date of SFAS No. 157, "*Fair Value Measurements,*" for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This FASB Staff Position defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of FSP No. SFAS 157-2. We are currently evaluating the effects, if any, that FSP No. SFAS 157-2 may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" ("SFAS No. 141(R)"), which replaces SFAS No. 141, "*Business Combinations*" ("SFAS No. 141"). SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; non-controlling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109, "Accounting for Income Taxes," such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) would also apply the provisions of SFAS No. 141(R). Early adoption is not permitted. The Company does not expect the adoption of SFAS No. 141(R) to have a material effect on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, "*Non-controlling Interests in Consolidated Financial Statements.*" SFAS No. 160 amends Accounting Research Bulletin No. 51, "*Consolidated Financial Statements*" and requires (i) classification of non-controlling interests, commonly referred to as minority interests, within stockholders' equity, (ii) net income to include the net income attributable to the non-controlling interest and (iii) enhanced disclosure of activity related to non-controlling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a material effect on the consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position 142-3, *Determination of the Useful Lives of Intangible Assets* ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB No. 142, *Goodwill and Other Intangible Assets*. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. generally accepted accounting principles. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP No. 142-3 to have a material effect on the consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "*The Hierarchy of Generally Accepted Accounting Principles*" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." This statement will not have an impact on the Company's consolidated financial statements.

In October 2008, the FASB issued FSP No. SFAS 157-3 ("FSP 157-3"), "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.*" FSP 157-3 clarifies the application of

SFAS No. 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP157-3 is effective immediately, including prior periods for which financial statements have not been issued. The Company has adopted FSP 157-3 effective with the financial statements ended November 1, 2008. The adoption of FSP 157-3 had no impact on the Company's consolidated financial statements for the year ended January 31. 2009.

Risk Factors, Issues and Uncertainties

Please refer to the information set forth under Item 1A above for a discussion of risk factors, issues and uncertainties that our business faces.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are susceptible to market value fluctuations with regard to our short-term investments. However, due to the relatively short maturity period of those investments and our intention and ability to hold those investments until maturity, the risk of material market value fluctuations is not expected to be significant.

During different times of the year, due to the seasonality of our business, we may borrow under our revolving credit facility. To the extent we borrow under our revolving credit facility, which bears interests at floating rates based either on the prime rate or LIBOR, we are exposed to market risk related to changes in interest rates. At January 31, 2009 we had no borrowings outstanding under our credit facility. We are not a party to any derivative financial instruments. Fluctuations in interest rates did not have a material effect on the results of operations in fiscal 2008.

Interest Rate Risk

Our earnings are affected by changes in market interest rates as a result of our short-term and long-term investments in tax-exempt U.S. treasuries, municipal bonds, taxable agency bonds, and auction rate securities, which have long-term contractual maturities but feature variable interest rates that reset at short-term intervals. We also invest in long-term agency bonds. If our current portfolio average yield rate decreases by 10% in fiscal 2009, our income before taxes will decrease by approximately $0.2 million. Our current expectation is that our investment yields will be lower in 2009 due to historically low interest rates. These amounts are determined by considering the impact of the hypothetical yield rates on our cash, short-term and long-term investment balances. These analyses do not consider the effects of the reduced level of overall investments that could happen in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our investments structure.

Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information with respect to this item is set forth in "Index to the Consolidated Financial Statements," under "Part IV, Item 15" of this report.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)). Based on this evaluation, our CEO and CFO concluded that, as of January 31, 2009 our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)) during the quarter ended January 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The effectiveness of Zumiez Inc. internal control over financial reporting as of January 31, 2009 has been audited by Moss Adams LLP, the Company's independent registered public accounting firm, as stated in their report which appears herein.

Management's Report on Internal Control Over Financial Reporting is included in this Form 10-K under Part III, Item 15, "Exhibits and Consolidated Financial Statements."

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors and nominees for directorship is presented under the headings "Election of Directors," in our definitive proxy statement for use in connection with our 2009 Annual Meeting of Shareholders (the "Proxy Statement") that will be filed within 120 days after our fiscal year ended January 31, 2009 and is incorporated herein by this reference thereto. Information concerning our executive officers is set forth under the heading "Executive Officers" in our Proxy Statement, and is incorporated herein by reference thereto. Information regarding compliance with Section 16(a) of the Exchange Act, our code of conduct and ethics and certain information related to the Company's Audit Committee and Governance Committee is set forth under the heading "Corporate Governance" in our Proxy Statement, and is incorporated herein by reference thereto.

Item 11. EXECUTIVE COMPENSATION

Information regarding the compensation of our directors and executive officers and certain information related to the Company's Compensation Committee is set forth under the headings "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence is presented under the heading "Corporate Governance" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning principal accounting fees and services is presented under the heading "Fees Paid to Independent Registered Public Accounting Firm for Fiscal Year 2008 and 2007" in our Proxy Statement, and is incorporated herein by this reference thereto.

PART IV

Item 15. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENTS.

a) Exhibits and Consolidated Financial Statements

1. Management's Annual Report on Internal Control Over Financial Reporting.
2. Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.
3. Consolidated Financial Statements can be found under Item 8 of Part II of this Form 10-K.
4. Index to Consolidated Financial Statements.
5. Exhibits Index.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Zumiez Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This process includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, because of changes in conditions, the effectiveness of internal control may vary over time.

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2009. Management's assessment was based on criteria described in the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that assessment, the Company's management concluded that the Company's internal control over financial reporting was effective as of January 31, 2009.

The effectiveness of Zumiez Inc. internal control over financial reporting as of January 31, 2009 has been audited by Moss Adams LLP, the Company's independent registered public accounting firm, as stated in their report which appears herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZUMIEZ INC.

/s/ RICHARD M. BROOKS, Jr.	3/23/09
Signature By: Richard M. Brooks, Jr., Chief Executive Officer, Director	Date
/s/ TREVOR S. LANG	3/23/09
Signature By: Trevor S. Lang, Chief Financial Officer and Secretary (Principal Accounting Officer)	Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ THOMAS D. CAMPION	3/23/09
Signature Thomas D. Campion, Chairman	Date
/s/ DAVID DEMATTEI	3/23/09
Signature David DeMattei, Director	Date
/s/ GERALD F. RYLES	3/23/09
Signature Gerald F. Ryles, Director	Date
/s/ WILLIAM M. BARNUM, JR.	3/23/09
Signature William M. Barnum, Jr., Director	Date
/s/ JIM WEBER	3/23/09
Signature Jim Weber, Director	Date
/s/ MATTHEW L. HYDE	3/23/09
Signature Matthew L. Hyde, Director	Date

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Zumiez Inc.

We have audited Zumiez Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control. Our audit also includes performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Zumiez Inc. maintained effective internal control over financial reporting as of January 31, 2009, in all material respects, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Zumiez Inc. as of January 31, 2009 and February 2, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for the periods ended January 31, 2009, February 2, 2008 and February 3, 2007 and our report dated March 20, 2009 expressed an unqualified opinion thereon.

/s/ Moss Adams LLP

Seattle, Washington
March 20, 2009

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended February 3, 2007, February 2, 2008, and January 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Zumiez Inc.

We have audited the accompanying consolidated balance sheets of Zumiez Inc. as of January 31, 2009 and February 2, 2008 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the periods ended January 31, 2009, February 2, 2008 and February 3, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zumiez Inc. as of January 31, 2009 and February 2, 2008 and the results of its operations and its cash flows for the periods ended January 31, 2009, February 2, 2008 and February 3, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 5 to the consolidated financial statements, on February 3, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Zumiez Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 20, 2009 expressed an unqualified opinion.

/s/ Moss Adams LLP

Seattle, Washington
March 20, 2009

ZUMIEZ INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	February 2, 2008	January 31, 2009
Assets		
Current assets		
Cash and cash equivalents	$ 11,945	$ 33,057
Marketable securities	64,587	45,525
Receivables	4,775	4,555
Inventory	48,721	51,974
Prepaid expenses and other	4,440	5,614
Deferred tax assets	1,089	2,588
Total current assets	135,557	143,313
Leasehold improvements and equipment, net	65,937	73,932
Goodwill and other intangibles	13,154	13,236
Marketable securities—long term	—	1,767
Deferred tax assets	1,447	1,101
Total long-term assets	80,538	90,036
Total assets	$216,095	$233,349
Liabilities and Shareholders' Equity		
Current liabilities		
Trade accounts payable	$ 19,672	$ 15,909
Book overdraft	7,384	—
Accrued payroll and payroll taxes	5,097	4,739
Income taxes payable	47	238
Current portion of deferred rent and tenant allowances	2,136	2,735
Other accrued liabilities	9,060	7,600
Total current liabilities	43,396	31,221
Long-term deferred rent and tenant allowances, less current portion	18,097	24,177
Total liabilities	61,493	55,398
Commitments and contingencies (Note 10)		
Shareholders' equity		
Preferred stock, no par value, 20,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value, 50,000,000 shares authorized; 29,002,852 shares issued and outstanding at February 2, 2008, 29,533,067 shares issued and outstanding at January 31, 2009	69,297	75,789
Accumulated other comprehensive income	464	117
Retained earnings	84,841	102,045
Total shareholders' equity	154,602	177,951
Total liabilities and shareholders' equity	$216,095	$233,349

See acccompanying notes to consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Fiscal Year Ended		
	February 3, 2007	February 2, 2008	January 31, 2009
Net sales	$ 298,177	$ 381,416	$ 408,669
Cost of goods sold	189,959	244,429	274,134
Gross profit	108,218	136,987	134,535
Selling, general and administrative expenses	75,774	98,042	109,927
Operating profit	32,444	38,945	24,608
Interest income, net	1,178	1,722	2,059
Other income (expense)	(16)	3	36
Earnings before income taxes	33,606	40,670	26,703
Provision for income taxes	12,750	15,344	9,499
Net income	$ 20,856	$ 25,326	$ 17,204
Basic net income per share	$ 0.76	$ 0.89	$ 0.59
Diluted net income per share	$ 0.73	$ 0.86	$ 0.58
Weighted average shares used in computation of earnings per share:			
Basic	27,542,891	28,608,818	29,126,889
Diluted	28,703,037	29,322,337	29,694,112

See accompanying notes to consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Employee Stock Options	Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount				
Balance at January 28, 2006	27,259	$34,770	$ 260	$ (5)	$ 38,659	$ 73,684
Exercise of common stock options, including tax benefit of $6,822	622	8,228	—	—	—	8,228
Stock based compensation	—	2,313	(260)	—	—	2,053
Unrealized (losses), net	—	—	—	(9)	—	(9)
Net income	—	—	—	—	20,856	20,856
Balance at February 3, 2007	27,881	45,311	—	(14)	59,515	104,812
Exercise of common stock options, including tax benefit of $16,527	1,122	19,417	—	—	—	19,417
Stock based compensation	—	4,569	—	—	—	4,569
Unrealized gains, net	—	—	—	478	—	478
Net income	—	—	—	—	25,326	25,326
Balance at February 2, 2008	29,003	69,297	—	464	84,841	154,602
Exercise of common stock options, including tax benefit of $1,173	530	2,102	—	—	—	2,102
Stock based compensation	—	4,390	—	—	—	4,390
Unrealized (losses), net of tax of $213	—	—	—	(347)	—	(347)
Net income	—	—	—	—	17,204	17,204
Balance at January 31, 2009	29,533	$75,789	$ —	$ 117	$102,045	$177,951

See accompanying notes to consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended		
	February 3, 2007	February 2, 2008	January 31, 2009
Cash flows from operating activities:			
Net income	$ 20,856	$ 25,326	$ 17,204
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,499	14,762	19,470
Deferred tax expense	(1,306)	(1,826)	(1,221)
Stock-based compensation expense	2,053	4,569	4,390
Loss on disposal of assets	132	119	271
Impairment of long-lived asets	—	—	812
Loss (Gain) from sales of marketable securities, net	17	(2)	(36)
Excess tax benefit from stock options	(6,822)	(16,527)	(1,173)
Changes in operating assets and liabilities:			
Receivables	(1,309)	448	220
Inventory	(198)	(6,564)	(3,253)
Prepaid expenses and other	(2,713)	(847)	(1,174)
Trade accounts payable	(3,371)	(4,492)	(3,763)
Accrued payroll and payroll taxes	330	313	(358)
Income taxes payable	10,112	9,976	1,364
Other accrued liabilities	1,506	2,244	(1,460)
Deferred rent and tenant allowances	4,409	6,787	7,044
Net cash provided by operating activities	34,195	34,286	38,337
Cash flows from investing activities:			
Additions to leasehold improvements and equipment	(22,160)	(30,722)	(28,349)
Acquisitions, net of cash acquired	(16,542)	—	—
Purchases of marketable securities	(157,433)	(143,957)	(82,607)
Sales and maturities of marketable securities	151,785	123,459	99,013
Net cash used in investing activities	(44,350)	(51,220)	(11,943)
Cash flows from financing activities:			
Change in book overdraft	6,083	1,301	(7,384)
Payments on revolving credit facility	(732)	—	—
Proceeds from exercise of stock options	1,406	2,890	929
Excess tax benefit from stock options	6,822	16,527	1,173
Net cash provided by (used in) financing activities	13,579	20,718	(5,282)
Net increase in cash and cash equivalents	3,424	3,784	21,112
Cash and cash equivalents, beginning of period	4,737	8,161	11,945
Cash and cash equivalents, end of period	$ 8,161	$ 11,945	$ 33,057
Supplemental disclosure on cash flow information:			
Cash paid during the period for interest	$ —	$ 4	$ 11
Cash paid during the period for income taxes	4,027	7,324	9,422
Non-cash operating activity—dispositon of gift card breakage liability	—	303	—
Non-cash investing activity—acquisition costs in other accrued liabilities	—	250	—

See accompanying notes to consolidated financial statements

1. Nature and Ownership of Business and Basis of Presentation

Nature of Business—Zumiez Inc. (the "Company") is a leading specialty retailer of action sports related apparel, footwear, equipment and accessories operating under the Zumiez brand name. As of January 31, 2009 the Company operated 343 stores primarily located in shopping malls, giving the Company a presence in 31 states. The Company's stores cater to young men and women between the ages of 12 and 24 who seek popular brands representing a lifestyle centered on activities that include skateboarding, surfing, snowboarding, bicycle motocross (or "BMX") and motocross. The Company supports the action sports lifestyle and promotes its brand through a multi-faceted marketing approach that is designed to integrate its brand image with its customers' activities and interests. In addition, the Company operates a website which sells merchandise online and provides content and a community for its target customers. The Company, based in Everett, WA, was formed in August 1978 and operates within one reportable segment.

Fiscal Year—The Company uses a fiscal calendar widely used by the retail industry that result in a fiscal year consisting of a 52- or 53- week period ending on the Saturday closest to January 31. Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Fiscal 2007 and fiscal 2008 were 52-week periods ended February 2, 2008 and January 31, 2009 respectively. Fiscal 2006 was a 53-week period ended February 3, 2007.

Stock Split—On March 15, 2006 the Company's Board of Directors approved a two for one stock split of the Company's common stock that was effected by a share dividend and became effective April 19, 2006. All reference to shares in the consolidated financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the stock split on a retroactive basis. Previously awarded stock options in the Company's common stock have been retroactively adjusted to reflect the stock split.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of Zumiez Inc. and its subsidiary, Zumiez Nevada, LLC. All significant intercompany transactions and balances are eliminated in consolidation.

Revision to Previously Issued Statements of Cash Flows—Prior to fiscal 2007 the Company classified tenant allowances received from landlords as a reduction of leasehold improvements and equipment in the cash flows from investing activities section of the consolidated statements of cash flows. The appropriate classification is to include tenant allowances in deferred rent, which is included in net cash provided by operating activities. For the fiscal year ended February 3, 2007 we corrected the classification of tenant allowances in the consolidated statement of cash flows. The effect of this adjustment was to increase cash used in investing activities and to increase net cash flow provided by operating activities by $4.3 million for fiscal 2006. There was no impact on the net increase in cash and cash equivalents on the consolidated statement of cash flows. The Company has determined these adjustments were not material and has properly classified tenant allowances in the statement of cash flows for the fiscal year ended February 3, 2007.

2. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues

2. Summary of Significant Accounting Policies (Continued)

and expenses during the reporting period. These estimates can also affect supplemental information disclosed by the Company, including information about contingencies, risk, and financial condition. In preparing the financial statements, the Company makes routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets, and accrued liabilities. Some of the more significant estimates include the allowance for sales returns, the reserve for inventory valuation estimates, medical and dental insurance reserve and the expected useful lives of fixed assets. Actual results could differ from those estimates.

Concentration of Risk—The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America, in the form of demand deposits, certificates of deposits and money market accounts. Deposits in this bank may exceed the amounts of federal deposit insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company's accounts receivable are substantially comprised of credit card purchases from customers and are typically settled within two to three days.

Restricted Cash—At January 31, 2009 the Company had no restricted cash. At February 2, 2008 the Company had $250,000 of restricted cash held in escrow related to the fiscal 2006 acquisition of twenty stores from Fast Forward.

Marketable Securities—At January 31, 2009 and February 2, 2008, marketable securities, classified as available for sale, were $47.3 million and $64.6 million, respectively, and consisted of state and local municipal, U.S. treasury reserves and U.S. agency debt instruments with original maturities over 90 days. As of January 31, 2009, we had $1.8 million invested, net of temporary impairment charge of $0.2 million, in auction rate securities which are classified as long term available-for-sale marketable securities on our consolidated balance sheet.

Auction rate securities are generally long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals. This mechanism generally allows existing investors to rollover their holdings and to continue to own their respective securities or liquidate their holdings by selling their securities at par value. Prior to February 3, 2008, we invested in these securities for short periods of time as part of our cash management program. However, the uncertainties in the credit markets, that began in early 2008, have prevented us and other investors from liquidating holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. Should the auctions continue to fail, we anticipate we have the ability to hold these securities until the liquidity in the market improves. These investments are fully collateralized by the United States government and are insured against loss of principal and interest by a bond insurer whose credit rating is Baa1 by Moody's Investors Services. Although we are uncertain as to when the liquidity issues relating to these investments will improve, we consider these issues to be only temporary. It is possible that further declines in fair value may occur, and those declines, if any, would be recognized in our consolidated balance sheet as "accumulated other comprehensive income." If we deem these losses to be other than temporary we will realize these loses in our statement of operations. We continue to monitor the market for auction rate securities and consider its impact, if any, on the fair market value of the investments.

2. Summary of Significant Accounting Policies (Continued)

Receivables—At January 31, 2009 and February 2, 2008, receivables include, tenant allowances receivable, credit cards receivable, interest receivable, employee receivables and other.

	Fiscal Year Ended	
	February 2, 2008	January 31, 2009
Tenant allowances receivable	$1,334	$ 901
Credit cards receivable	2,108	1,884
Interest receivable	557	418
Employee receivables	257	410
Vendor credits	324	483
Other receivables	175	459
	$4,755	$4,555

The company does not extend credit to its customers except through independent third-party credit cards which are generally collected in several business days.

Merchandise Inventories—Merchandise inventories are valued at the lower of cost or market. The cost of merchandise inventories are based upon an average cost methodology. Merchandise inventories may include items that have been written down to the Company's best estimate of their net realizable value. The Company's decisions to write-down its merchandise inventories are based on its current rate of sale, the age of the inventory and other factors. Actual final sales prices to customers may be higher or lower than the Company's estimated sales prices and could result in a fluctuation in gross profit. Historically, any additional write-downs have not been significant to the Company. We have reserved for inventory as of January 31, 2009 and February 2, 2008 in the amounts of approximately $3.6 million and $3.0 million, respectively. The inventory reserve includes inventory whose estimated market value is below cost and an estimate for inventory shrinkage. The inventory related to these reserves is not marked up in subsequent periods.

Leasehold Improvements and Equipment—Leasehold improvements and equipment are stated at cost less accumulated depreciation utilizing the straight-line method over the assets' estimated useful lives. The useful lives of our major classes of assets are as follows:

Leasehold improvements	Lesser of 7 years or the term of the lease
Fixtures	3 to 7 years
Computer equipment, software, store equipment & other	3 - 5 years

The cost and related accumulated depreciation of assets sold or otherwise disposed of is removed from the accounts and the related gain or loss is reported in the consolidated statement of operations.

Valuation of Long-Lived Assets—The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset or group of assets. Generally, fair value will be determined using accepted valuation techniques, such as the present value of expected future cash flows.

2. Summary of Significant Accounting Policies (Continued)

During the fourth quarter of fiscal 2008, management performed a review of the carrying value of long-lived assets conducted in accordance with SFAS No. 144 "*Accounting for the Impairment or Disposal of long-Lived Assets*." The review revealed that five stores were underperforming in fiscal 2008. Accordingly, a non-cash impairment charge of $812,000 was included in selling, general and administrative expenses for the 2008 fiscal year.

Fair Value of Financial Instruments—Statement of Financial Accounting Standards No. 107 "*Disclosures about Fair Value of Financial Instrument*" ("SFAS No. 107"), requires management to disclose the estimated fair value of certain assets and liabilities as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At January 31, 2009 and February 2, 2008 the carrying amounts of cash and cash equivalents, receivables, payables and other accrued liabilities approximated fair value because of the short maturity of these financial instruments. The carrying value of marketable securities, excluding auction rate securities described below, approximate the fair value because these financial instruments have floating interest rates which reflect current market conditions.

Statement of Financial Accounting Standards No. 157 "*Fair Value Measurements*." defines fair value, establishes framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. In October 2008, the FASB, issued FSP No. SFAS 157-3 ("FSP 157-3"), "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, "FSP 157-3 clarifies the application of SFAS No. 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Contractual maturities of investments underlying our available-for-sale securities at January 31, 2009 included $1.8 million in auction rate securities, net of $0.2 million temporary impairment. Based on current market conditions, auctions related to these securities may be unsuccessful at the scheduled auctions in fiscal 2009. Unsuccessful auctions could result in our holding securities beyond their next scheduled auction reset dates if a secondary market does not develop; therefore, limiting the short-term liquidity of these investments.

Deferred Rent, Rent Expense and Tenant Allowances—The Company occupies its retail stores and combined home office and distribution center under operating leases generally with terms of five to ten years. Some of these leases have early cancellation clauses, which permit the lease to be terminated if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. Most of the lease agreements have defined escalating rent provisions, which are straight-lined over the term of the related lease, including any lease renewals deemed to be probable. The Company straight-lines and recognizes its rent expense over the term of the lease, plus the construction period prior to occupancy of the retail location, using a mid-month convention. For certain locations, the Company receives cash tenant allowances and has reported these amounts as a deferred liability which is amortized to rent expense over the term of the lease. Also included in rent expense are payments of real estate taxes, insurance and certain common area and maintenance costs in addition to the future minimum operating lease payments. All other pre-opening costs are expensed as incurred.

2. Summary of Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets—In accordance with Statement of Financial Accounting Standards No. 142, *"Accounting for Goodwill and Other Intangible Assets"* ("SFAS No. 142"), the Company does not amortize goodwill derived from purchase business combinations. The Company evaluates the recoverability of goodwill annually based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that, more likely than not, the book value of goodwill has been impaired. There was no impairment of goodwill in the 2008, 2007 and 2006 fiscal years.

Other Accrued Liabilities—At January 31, 2009 and February 2, 2008 other liabilities consisted of the following:

	Fiscal Year Ended	
	February 2, 2008	January 31, 2009
Accrued Payables	$3,475	$2,564
Gift cards payable	3,033	3,061
Accrued sales tax	1,793	1,425
Other current liabilities	759	550
	$9,060	$7,600

Income Taxes—The provision for income taxes includes both current and deferred tax expenses. Current tax expense is the amount associated with current operating results. The Company follows the liability method of accounting for income taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities. Valuation allowances may be established when necessary to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Income—Comprehensive income represents all changes in equity during a period except those resulting from investments by and distributions to shareholders. Comprehensive income for fiscal 2008, 2007 and 2006 was $17.3 million, $ 25.8 million and $20.8 million, respectively comprised of net income plus or (minus) net unrealized gains or (losses) on our available-for-sale securities.

Revenue Recognition—Sales are recognized upon purchase at the Company's retail store locations or upon shipment for orders placed through the Company's website as both title and risk of loss have transferred. Taxes collected from the Company's customers are and have been recorded on a net basis. The Company records the sale of gift cards as a current liability and recognizes revenue when a customer redeems a gift card. The amount of the gift card liability is determined taking into account our estimate of the portion of gift cards that will not be redeemed or recovered ("gift card breakage"). Gift card breakage is recognized as revenue after 24 months, at which time the likelihood of redemption is considered remote based on our historical redemption data. The Company reports shipping revenues and costs within sales and cost of goods sold, respectively. The Company accrues for estimated sales returns by customers based on historical sales return results. The allowance for sales returns as of January 31, 2009, February 2, 2008 and February 3, 2007 was approximately $282,000,

2. Summary of Significant Accounting Policies (Continued)

$279,000 and $275,000, respectively. The Company offers a return policy of 30 days. The Company has the right to assess gift card dormancy fees in certain states, but has historically not done so.

The Company entered into an agreement with an independent third party that assumed the unredeemed liability for gift cards that had not yet reached the statutory term for unclaimed property. As a result of the agreement, certain third-party claims on unredeemed gift cards for the State of Delaware have been removed, thus allowing the company to recognize additional revenue of approximately $303,000 in fiscal 2007.

The Company operates exclusively in the retail apparel industry in which the Company distributes, designs and produces clothing, accessories and related products catering to the teenage/young adult demographic through primarily mall-based retail stores. The Company has identified one operating segment as defined by Statement of Financial Accounting Standards No. 131, "*Disclosures about Segments of an Enterprise and Related Information*" ("SFAS No. 131"). The company accounts for its business operation as one reportable segment based on the similar nature of products sold, production, merchandising and distribution processes involved, target customers, and economic characteristics.

The Company presents its merchandise assortment as a percentage of net sales for the following categories: "Men's," which includes men's apparel; "Women's," which includes women's apparel; and "Accessories and Other," which includes all other merchandise (e.g., hardgoods, accessories, footwear, etc.). The percentage of net sales for each of the aforementioned categories for fiscal 2006, fiscal 2007 and fiscal 2008 was as follows:

	Fiscal Year Ended		
	February 3, 2007	February 2, 2008	January 31, 2009
Men's	31.9%	32.4%	30.6%
Women's	15.4%	15.4%	14.2%
Accessories and Other	52.7%	52.2%	55.2%
Total	100.0%	100.0%	100.0%

Cost of Goods Sold—Cost of sales consists of branded merchandise costs, and our private label merchandise including design, sourcing, importing and inbound freight costs. Our cost of sales also includes markdowns, shrinkage, certain promotional costs and buying, occupancy and warehousing costs. This may not be comparable to the way in which the Company's competitors or other retailers compute their cost of goods sold. In fiscal 2006 the Company reported shipping costs on ecommerce sales in selling, general and administrative expense. During 2007 the Company reclassified these costs to costs of goods sold. For fiscal 2006 the company reclassified approximately $349,000 of these costs from selling, general and administrative expense to cost of goods sold to conform to fiscal 2007 presentation. The Company does receive insignificant amounts of cash consideration from vendors which have been reported as a reduction of expenses or inventory on hand as the amounts are reimbursements of specific, incremental and identifiable costs of selling the vendors' products.

With respect to the freight component of our ecommerce sales, we arrange and pay the freight for our customers and bill them for this service. Such amounts billed are included in revenue and the related freight cost is charged to cost of goods sold. For fiscal years ended January 31, 2009, February 2, 2008, and February 3, 2007, the Company incurred shipping costs related to ecommerce sales of approximately $799,000, $534,000 and $349,000 respectively.

2. Summary of Significant Accounting Policies (Continued)

Selling, General and Administrative Expense—Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, store supplies, depreciation on leasehold improvements at the home office and stores, facility expenses, training, and advertising and marketing costs. Credit card fees, insurance and other miscellaneous operating costs are also included in selling, general and administrative expenses. This may not be comparable to the way in which the Company's competitors or other retailers compute their selling, general and administrative expenses.

Advertising—The Company expenses advertising costs as incurred. Advertising expenses are net of sponsorships. Advertising expense was approximately $763,000, $748,000 and $651,000 in fiscal years ended January 31, 2009, February 2, 2008, and February 3, 2007, respectively.

Stock Compensation—The Company maintains several stock incentive plans under which non-qualified stock options, incentive stock options and restricted stock have been granted to employees and non-employee directors. The Company accounts for stock-based compensation in accordance with Financial Accounting Standards Board ("FASB") Statement No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"). Under the provisions of SFAS No. 123(R), the estimated fair value of share-based awards granted under the 2005 Stock Incentive Plan is recognized as compensation expense over the vesting period.

The fair value of stock option grants are estimated on the date of grant using the Black-Scholes option pricing method with the following weighted-average assumptions used for grants issued during the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007.

	Fiscal Year Ended		
	February 3, 2007	**February 2, 2008**	**January 31, 2009**
Dividend yield	0.0%	0.0%	0.0%
Volatility rate	35.0%	53.4%	55.4%
Average expected life (in year):			
Expected lives—Eight years	6.38	6.38	7.25
Expected lives—Five years	6.00	6.00	6.50
Average risk-free interest rate	4.77%	4.55%	2.77%

2. Summary of Significant Accounting Policies (Continued)

The following table summarizes the Company's stock option activity for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 (in thousands except weighted-average exercise price):

	Stock Options	Grant Date Weighted Average Exercise Price
Outstanding at January 28, 2006	2,812	$ 1.95
Granted	517	$27.91
Exercised	(611)	$ 1.37
Forfeited	(43)	$23.13
Outstanding at February 3, 2007	2,675	$ 6.76
Granted	515	$36.54
Exercised	(1,095)	$ 2.05
Forfeited	(137)	$17.55
Outstanding at February 2, 2008	1,958	$16.29
Granted	160	$14.25
Exercised	(211)	$ 2.46
Forfeited	(114)	$28.20
Outstanding at January 31, 2009	1,793	$17.13
Exercisable at January 31, 2009	712	$11.37

During the fiscal year ended January 31, 2009 the Company granted 160,000 stock options with a Black-Scholes weighted average fair value of $7.89 and a weighted average exercise price of $14.25. In connection with these grants of stock options, the Company recognized approximately $509,400 in stock-based compensation expense during the fiscal year ended January 31, 2009.

The following table summarizes the Company's restricted stock activity for the year ended January 31, 2009, and February 2, 2008 (in thousands except weighted-average exercise price):

	Restricted Stock	Grant Date Weighted Average Exercise Price	Intrinsic Value (1)
Outstanding February 3, 2007	—	—	$ —
Granted	16	$37.19	—
Outstanding at February 2, 2008	16	$37.19	320,640
Granted	333	$14.52	—
Vested	(5)	$37.54	—
Forfeited	(59)	$14.05	—
Outstanding at January 31, 2009	285	$15.49	$2,034,053

(1) Intrinsic value for restricted stock awards is defined as the market value on the last business day of the fiscal year. The market value was $20.04 at February 2, 2008 and $7.15 at January 31, 2009.

2. Summary of Significant Accounting Policies (Continued)

During the year ended January 31, 2009, the Company granted approximately 333,000 shares of restricted stock with a weighted average fair market value on the date of grant of $14.52 per share. In connection with these grants, the Company recognized approximately $828,000 in stock-based compensation expense during the year ended January 31, 2009 of which approximately $155,000 was attributable to the Board of Directors.

During the year ended January 31, 2009, the Company issued 40,000 shares of performance-based restricted stock based upon predetermined earnings milestones. The performance-based milestones were not met, the restricted stock did not vest, and any compensation expense we had recognized to date was reversed.

The Company recorded approximately $4.4 million, $4.6 million and $2.1 million of total stock-based compensation expense for the years ended January 31, 2009, February 2, 2008, and February 3, 2007, of which approximately $0.5 million, $0.8 million and $0.3 million, respectively, was attributable to the Board of Directors. The stock-based compensation expense is calculated on an accelerated method for stock options and a straight-line basis for restricted stock over the vesting periods of the related equity grant. This charge had no impact on the Company's reported cash flows. For the years ended January 31, 2009, February 2, 2008, and February 3, 2007, the Company recorded approximately $0.2 million each year, respectively, in stock based compensation expense pursuant to APB 25. At January 31, 2009 and February 2, 2008, there was approximately $8.6 million and $9.2 million, respectively, of total unrecognized compensation cost related to unvested stock options and restricted stock grants of which approximately $0.2 million and $0.5 million respectively, was attributable to the Board of Directors. This cost is expected to be recognized over a weighted-average period of approximately three to eight years.

Net Income per Share—Basic net income per share is based on the weighted average number of common shares outstanding during the period. Diluted net income per share is based on the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and non-vested restricted stock. Potentially anti-dilutive securities not included in the calculation of diluted earnings per share include options to purchase common stock where the option exercise price is greater than the average market price of the Company's common stock during the period reported. Total anti-dilutive common stock options not included in the calculation of diluted earnings per share were approximately 814,000, 130,000 and 40,000 for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007, respectively.

Merchandise Risk—The Company's success is largely dependent upon its ability to gauge the fashion tastes of its customers and provide merchandise that satisfies customer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on the Company's business, operating results and financial condition.

Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" ("SFAS 141No. (R),") which replaces SFAS No. 141, "*Business Combinations*" ("SFAS No. 141"). SFAS No. 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; non-controlling interests will be valued at fair

2. Summary of Significant Accounting Policies (Continued)

value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109, "Accounting for Income Taxes," such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) would also apply the provisions of SFAS No. 141(R). Early adoption is not permitted. The Company does not expect the adoption of SFAS No. 141(R) to have a material effect on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, *"Non-controlling Interests in Consolidated Financial Statements."* SFAS No. 160 amends Accounting Research Bulletin No. 51, *"Consolidated Financial Statements"* and requires (i) classification of non-controlling interests, commonly referred to as minority interests, within stockholders' equity, (ii) net income to include the net income attributable to the non-controlling interest and (iii) enhanced disclosure of activity related to non-controlling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have a material effect on its consolidated financial statements.

In February 2008, the Financial Accounting Standards Board ("FASB") issued FSP No. SFAS 157-2, which delays the effective date of SFAS No. 157, *"Fair Value Measurements,"* for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities."* This FASB Staff Position defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of FSP No. SFAS 157-2. We are currently evaluating the effects, if any, that FSP No. SFAS 157-2 may have on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position 142-3, *Determination of the Useful Lives of Intangible Assets* ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB No. 142, *Goodwill and Other Intangible Assets*. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. generally accepted accounting principles. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP No. 142-3 to have a material effect on the consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS 162 is

2. Summary of Significant Accounting Policies (Continued)

effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The adoption of this statement will not have an impact on the Company's consolidated financial statements.

In October 2008, the FASB, issued FSP No. SFAS 157-3 ("FSP 157-3"), *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active."* FSP 157-3 clarifies the application of SFAS No. 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP157-3 is effective immediately, including prior periods for which financial statements have not been issued. The Company has adopted FSP 157-3 effective with the financial statements ended November 1, 2008. The adoption of FSP 157-3 had no impact on the Company's consolidated financial statements.

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less when purchased to be cash equivalents.

The following table summarizes the fair market value of our cash and marketable securities, which are recorded as cash and cash equivalents on the Consolidated Balance Sheets, our short-term investments and our long-term investments:

	January 31, 2009		
	Estimated Fair Value	Unrealized Gains	Unrealized Losses
Cash and cash equivalents:			
Cash	$33,057	$ —	$ —
Total cash and cash equivalents	33,057	—	—
Investments with a maturity dates less than twelve months:			
Treasury and agency securities	8,389	38	—
State and local government securities	21,384	92	—
Total maturities less than twelve months	29,773	130	—
Investments with a maturity date greater than twelve months:			
State and local government securities (a)	17,519	157	(170)
Total maturities greater than twelve months	17,519	157	(170)
Total	$80,349	$287	$(170)

3. Cash and Cash Equivalents (Continued)

	Less Than 12 Months		Greater Than or Equal to 12 Months	
	Net Unrealized Gains	Estimated Fair Value	Net Unrealized Gains (Losses)	Estimated Fair Value
January 31, 2009				
Treasury and agency securities	$ 38	$ 8,389	$ —	$ —
State and local government securities (a)	92	21,384	(13)	17,519
Total	130	29,773	(13)	17,519
February 2, 2008				
State and local government securities	233	47,788	231	16,799
Total	$233	$47,788	$231	$16,799

(a) There is approximately $1.8 million of marketable securities, net of $0.2 million unrealized holding loss, that have been in a continuous loss position for longer than twelve months as of January 31, 2009.

4. Leasehold Improvements and Equipment

Leasehold improvements and equipment consist of the following:

	Fiscal Year Ended	
	February 2, 2008	January 31, 2009
	(In thousands)	
Leasehold improvements	$ 68,669	$ 82,167
Fixtures	35,674	43,983
Computer equipment, software, store equipment and other	10,125	11,857
Leasehold improvements and equipment, at cost	114,468	138,007
Less accumulated depreciation	(48,531)	(64,075)
Leasehold improvements and equipment, net	$ 65,937	$ 73,932

Depreciation expense on leasehold improvements and equipment was $18.8 million, $14.6 million, and $10.4 million for fiscal years ended January 31, 2009, February 2, 2008, and February 3, 2007, respectively.

5. Fair Value Measurements

Effective February 3, 2008 (the first day of our 2008 fiscal year), the Company adopted SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"), as clarified by FSP FAS No. 157-3 *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,"* for financial assets and financial liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities;
- Level 2—Quoted prices for similar assets or liabilities in active markets or inputs that are observable;
- Level 3—Inputs that are unobservable.

In October 2008, the FASB issued Staff Position No. 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active"* ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 to financial assets for which an active market does not exist. Specifically, FSP 157-3 addresses the following SFAS No. 157 application issues:

- How the reporting entity's own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist.
- How available observable inputs in a market that is not active should be considered when measuring fair value.
- How the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value

The following table summarizes assets measured at fair value on a recurring basis at January 31, 2009, as required by SFAS 157:

	Level 1	Level 2	Level 3
		(in thousands)	
Marketable securities	$ —	$45,525	$1,767

The $1.8 million in Level 3 marketable securities represents two $1.0 million auction rate securities net of temporary impairment charge of $0.2 million. One of these $1.0 million securities failed to sell at its scheduled auction in March 2008. The interest rate of this security reset to a tax-free rate of 6.55%. In May 2008, the remaining $1.0 million security failed to sell at its scheduled auction. The interest rate of this security was reset to a tax-free rate of 3.20%. The next scheduled auction for these securities is in fiscal 2009. Based on market conditions, the Company changed its valuation methodology for auction rate securities to a valuation method based on numerous assumptions including assessments of the underlying structure of each security, expected cash flows, credit ratings, liquidity and other relevant factors during the first quarter of fiscal 2008. Accordingly, these securities are classified as Level 3 within SFAS 157's valuation hierarchy since the Company's initial adoption of SFAS 157 at February 3, 2008. These assumptions, assessments and the interpretations of relevant market data are subject to uncertainties, are difficult to predict and require significant judgment. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value.

5. Fair Value Measurements (Continued)

As a result of the temporary declines in fair value for the Company's auction rate securities, which the Company attributes to current liquidity issues rather than credit issues, it has recorded an unrealized loss of approximately $0.2 million to accumulated other comprehensive income in the consolidated balance sheet as of January 31, 2009. The Company believes the current illiquid conditions are temporary in nature and that it has the ability to hold the auction rate securities until liquidity returns to the market. If it is later determined that the fair value of these securities is other than temporarily impaired, the Company will record a loss in the consolidated statement of operations. Due to the Company's belief that the market for these investments may take in excess of twelve months to fully recover, the Company has classified them as noncurrent assets on the accompanying consolidated balance sheet as of January 31, 2009.

The $45.5 million in Level 2 marketable securities includes high credit money market accounts, US treasuries, US government agency securities, certificates of deposit, and municipal bonds traded in the over-the-counter market. Fair values are based on quoted market prices for similar assets or liabilities or determined using inputs that use as their basis readily observable market data that are actively quoted and can be validated through external sources, including third-party pricing services, brokers, and market transactions.

The following table presents the changes in the Level 3 fair-value category for the year ended January 31, 2009. The Company classifies financial instruments in Level 3 of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments may also rely on a number of inputs that are readily observable either directly or indirectly.

	February 2, 2008	Transfers in and/or out of Level 3	Total unrealized loss included in Accumulated Comprehensive Income	January 31, 2009
		(in thousands)		
Marketable securities	$ —	$2,000	$(233)	$1,767

6. Revolving Credit Facility

We have a credit agreement with Wells Fargo HSBC Trade Bank, N.A. The credit agreement provides us with a secured revolving credit facility until August 30, 2009 of up to $25.0 million. This facility replaces our $20.0 million secured revolving credit facility with Bank of America, N.A., which terminated effective August 31, 2006. The secured revolving credit facility provides for the issuance of standby commercial letters of credit in an amount not to exceed $5.0 million outstanding at any time and with a term not to exceed 365 days, although the amount of borrowings available at any time under our secured revolving credit facility is reduced by the amount of standby letters of credit outstanding at that time. There were no outstanding borrowings under the secured revolving credit facility at January 31, 2009 or February 2, 2008. The Company had open letters of credit outstanding under our secured revolving credit facility of approximately $0.3 million at January 31, 2009 and approximately $0.5 million at February 2, 2008. The secured revolving credit facility bears interest at floating rates based on the lower of the prime rate (3.25% at January 31, 2009) minus 0.50% or the LIBOR rate (2.00% at January 31, 2009), plus 1.00% for advances over $500,000 for a minimum of 30 days and a maximum of 180 days. The credit agreement contains a number of restrictions and covenants that generally limit our ability to, among other things, (1) incur additional debt, (2) undergo

6. Revolving Credit Facility (Continued)

a change in ownership and (3) enter into certain transactions. The credit agreement also contains financial covenants that require us to meet certain specified financial tests and ratios, including, minimum net income after taxes, maximum total liabilities divided by tangible net worth and minimum quick asset ratio. All of our personal property, including, among other things, our inventory, equipment and fixtures, has been pledged to secure our obligations under the credit agreement. We must also provide financial information and statements to our lender. We were in compliance with all such covenants at January 31, 2009.

7. Income Taxes

During fiscal 2007, we adopted the provisions of FIN No. 48. FIN No. 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN No. 48 states that a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. Interest recognized in accordance with this Interpretation may be classified in the financial statements as either income taxes or interest expense, based on the accounting policy election of the enterprise. The Company has elected to classify any interest expense recognized under this Interpretation as income taxes. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's U.S. federal income tax returns are no longer subject to examination for years before fiscal 2006.

The components of deferred income taxes are:

	Fiscal Year Ended	
	February 2, 2008	January 31, 2009
	(In thousands)	
Deferred tax assets		
Deferred rent	$ 7,808	$ 9,942
Inventory	2,131	2,133
Employee benefits, including stock based compensation	2,742	4,424
Other	456	394
Total deferred tax assets	13,137	16,893
Deferred tax liabilities;		
Property and equipment	(8,016)	(11,642)
Goodwill	(773)	(1,069)
Prepaid expenses	(1,812)	(421)
Other	—	(72)
Total deferrred tax liabilities	(10,601)	(13,204)
Net deferred tax asset	$ 2,536	$ 3,689

7. Income Taxes (Continued)

The components of the provision (benefit) for income taxes are:

	Fiscal Year Ended		
	February 3, 2007	February 2, 2008	January 31, 2009
		(In thousands)	
Current			
Federal	$11,870	$14,554	$ 9,164
State	2,195	2,616	1,556
Total current	14,065	17,170	10,720
Deferred			
Federal	(1,110)	(1,550)	(1,147)
State	(205)	(276)	(74)
Total deferred	(1,315)	(1,826)	(1,221)
Provision for income taxes	$12,750	$15,344	$ 9,499

The reconciliation of the income tax provision at the U.S. federal statutory rate to the Company's effective income tax rate is as follows for the fiscal year ended:

	Fiscal Year Ended		
	February 3, 2007	February 2, 2008	January 31, 2009
Expected U.S. federal income taxes at statutory rates	35.0%	35.0%	35.0%
State and local income taxes, net of federal effect	3.8	3.7	3.6
Permanent differences	(0.7)	(1.1)	(1.9)
Other	(0.2)	0.1	(1.1)
Effective Tax Rate	37.9%	37.7%	35.6%

8. Equity Awards

During fiscal 1997 the Company adopted the 1993 Stock Option Plan (the "1993 Plan") to provide for the granting of nonqualified stock options to executive officers and key employees of the Company as determined by a committee of the Company's board of directors, the 1993 Plan Committee (the "Committee").

The date of grant, option price, vesting period and other terms specific to options granted under the 1993 Plan are determined by the Committee. All stock options granted under the 1993 Plan vest over a fixed period and expire no later than ten years from the date of grant. No additional awards may be granted under the 1993 Plan. Prior to fiscal 2004, the option price for all options granted was equal to the fair market value of the Company's common stock at the date of grant.

During fiscal 2004 the Company adopted the 2004 Stock Option Plan (the "2004 Plan") to provide for the granting of incentive stock options and nonqualified stock options to executive officers and key employees of the Company as determined by the 2004 Plan Committee of the Company's board of directors. The terms of the 2004 Plan are generally the same as the 1993 Plan. The Company has

8. Equity Awards (Continued)

authorized 7,365,586 split adjusted shares of common stock for issuance under the 2004 Plan. The Company does not plan on making any new stock option grants under the 2004 Plan.

The Company adopted the 2005 Equity Incentive Plan (the "2005 Plan") on January 24, 2005 and the Company's shareholders approved it on April 27, 2005. Unless sooner terminated by the Board, the 2005 Plan will terminate on the day before the tenth anniversary of the date that the 2005 Plan was approved by the Company's shareholders. The 2005 Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to the Company's employees (including officers), directors and consultants.

The aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2005 Plan will not exceed 5,850,000 plus (1) the number of shares that are subject to awards under the 2005 Plan, the 1993 Plan or the 2004 Plan that have been forfeited or repurchased by us or that have otherwise expired or terminated, (2) at our option, the number of shares that were reserved for issuance under the 2004 Plan but that were not subject to a grant under such plan at the completion of the Company's initial public offering in May 2005, and (3) an annual increase on the first business day of each fiscal year such that the total number of shares available for issuance under the 2005 Plan shall equal 15% of the total number of shares of common stock outstanding on such business day; provided, that with respect to such annual increase, the board may designate a lesser number of additional shares or no additional shares during such fiscal year. In no event, however, will the aggregate number of shares available for award under the 2005 Plan exceed 8,775,000 split adjusted shares. As a result of this limitation on the aggregate number of shares available for award under the 2005 Plan, and the 6,614,594 split adjusted shares of the Company's common stock that were reserved for issuance under our 2004 Plan but that were not subject to grants under that plan at the completion of the initial public offering, up to 2,925,000 split adjusted shares, may currently be added to the shares of common stock that may be issued pursuant to awards granted under the 2005 Plan pursuant to clause (2) of the first sentence of this paragraph; however, the Company does not currently intend to add any of those shares to the 2005 Plan.

During fiscal 2004 the Company issued stock options to certain employees with exercise prices below the fair market value of the Company's common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded stock-based compensation for the difference between the exercise price of the stock options and the fair market value of the Company's stock at the grant date. During fiscal 2008, 2007 and 2006, the Company recorded stock-based compensation of approximately $0.2 million each year, respectively, related to these options. Stock-based compensation expense is currently recognized over the vesting period of the awards, generally five to eight years. Excluding the impact of the adoption of FAS 123R, future compensation expense to be recognized through fiscal 2013 associated with these grants will be $0.2 million.

There were 160,000, 515,000 and 517,600 stock options granted during fiscal years 2008, 2007 and 2006, respectively. In addition the Company issued 332,783 shares of restricted stock in fiscal 2008 and 16,000 shares of restricted stock in fiscal 2007. As of January 31, 2009 and February 2, 2008 there were 1,247,658 and 914,100 options to purchase shares of common stock and restricted stock issued and outstanding under the 2005 Plan.

8. Equity Awards (Continued)

The following table summarizes information concerning outstanding and exercisable options at January 31, 2009:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Number of Options
$ 1.09	152,144	0.3	152,144
$ 1.78	311,094	2.6	203,500
$ 3.87	366,940	5.6	140,208
$14.00-18.50	160,000	9.1	—
$24.89-27.31	305,900	7.1	84,567
$30.52-33.59	50,000	7.4	33,335
$35.85-39.05	432,275	8.2	96,290
$41.15-41.86	15,000	8.6	1,875
Total	1,793,353		711,919

9. Related Party Transactions

The Company committed charitable contributions to Zumiez Foundation of approximately $368,000 in fiscal 2008, $581,000 in fiscal 2007 and $537,000 in fiscal 2006. The Company has accrued charitable contributions payable to Zumiez Foundation for the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007 of approximately $250,000, $738,000 and $485,000, respectively. Zumiez Foundation is a charitable based nonprofit organization focused on meeting the various needs of the under-privileged in communities where the Company has retail stores. The Company's Chairman of the Board is also the President of Zumiez Foundation.

10. Commitments and Contingencies

Leases—The Company is committed under operating leases for all of its retail store locations. In addition to minimum future lease payments, substantially all store leases provide for additional rental payments based on sales, as well as common area maintenance charges. In September 2006 the Company entered into a lease agreement for a combined home office and distribution center and an additional 37,000 square feet of warehouse space. This lease agreement terminated and replaced the original fiscal 2004 lease with the Landlord. The new lease agreement provides for an initial lease term of 126 months within which we have an option to extend the lease term for an additional period of five years. For leases that have fixed escalation clauses, minimum rents are recognized on a straight-line basis over the term of the lease. The Company expenses escalated percentage rent payments in the period they become known.

10. Commitments and Contingencies (Continued)

Total rent expense, base rent and contingent rent for the three years ended January 31, 2009, February 2,2008 and February 3, 2007 (in thousands) are as follows:

	Fiscal Year Ended		
	February 3, 2007	February 2, 2008	January 31, 2009
Base Rent Expense	$17,692	$24,931	$31,772
Contingent and Other Rent Expense	14,205	18,548	21,101
Total Rent Expense	$31,897	$43,479	$52,873

Future minimum commitments (in thousands) on all leases at January 31, 2009 are as follows:

	Retail Stores	Home Office	Total
Fiscal 2009	$ 37,245	$ 775	$ 38,020
Fiscal 2010	39,365	795	40,160
Fiscal 2011	38,418	816	39,234
Fiscal 2012	36,690	847	37,537
Fiscal 2013	35,936	869	36,805
Thereafter	131,587	3,145	134,732
	$319,241	$7,247	$326,488

Purchase Commitments—The Company had outstanding purchase orders to acquire merchandise from vendors for approximately $40.0 million and $59.6 million at January 31, 2009 and February 2, 2008, respectively. These purchases are expected to be financed by cash flows from operations, cash reserves and, if needed, the Company's revolving credit facility. The Company has an option to cancel such commitments with no notice prior to shipment.

Litigation—On December 10, 2007, a putative class action complaint was filed in the U.S. District Court for the Western District of Washington against the Company and certain of its current and former directors and officers. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated there under. A substantially similar complaint was filed in the same court on December 14, 2007. These cases, which were subsequently consolidated, purport to be brought on behalf of a class of purchasers of the Company's stock during the period March 14, 2007 to November 7, 2007. Plaintiffs filed a consolidated amended complaint on May 5, 2008, extending the class period to January 4, 2008, and alleging that the defendants violated the federal securities laws during this period of time by, among other things, making misrepresentations about the Company's projected financial results in order to artificially inflate the Company's stock price. Plaintiffs are seeking compensatory damages in an unspecified amount, interest, and an award of attorneys' fees and costs.

On July 21, 2008, defendants filed a motion to dismiss the amended complaint. Plaintiffs opposed that motion on September 19, 2008 and defendants filed their reply on October 20, 2008. The motion is fully briefed and oral argument has been requested but not scheduled.

In addition, on December 20, 2007, a shareholder derivative action was filed in the Superior Court of the State of Washington (Snohomish County), allegedly on behalf of and for the benefit of the Company, against certain of the Company's current and former directors and officers. The Company

10. Commitments and Contingencies (Continued)

was named as a nominal defendant. The derivative complaint is based on the same allegations of fact as in the securities class action, and claims that the defendant directors and officers breached fiduciary duties, abused their control, engaged in gross mismanagement, wasted corporate assets, unjustly enriched themselves, and engaged in insider trading. The complaint seeks unspecified damages, restitution, disgorgement of profits, equitable and injunctive relief, attorneys' fees, costs, and expenses. Because the complaint is derivative in nature it does not seek monetary damages from the Company. However, the Company may be required throughout the pendency of the action to advance the legal fees and costs incurred by the defendant directors and officers. Under the terms of its corporate bylaws and related indemnity agreements, the Company is obligated to indemnify all current and former officers and directors involved in civil, criminal, or investigative matters, in connection with their service. The Company is also obligated to advance fees and expenses, but only if the involved officer or director acted in "good faith." There is no limit on the indemnification payments the Company could be required to make under these provisions. At this time, the Company does not believe that any potential fees or expense arising from officer and director indemnification will be material.

On April 28, 2008, Zumiez moved to dismiss the derivative complaint for failure to make a demand on Zumiez's Board of Directors. Plaintiff filed his response on June 27, 2008. Before Zumiez was to file its reply, it agreed with the plaintiff to stay the derivative action pending the outcome of the motion to dismiss in the federal securities action. On August 3, 2008 the court overseeing the derivative litigation approved the stay.

The Company is unable to predict the outcome of these cases. A court determination in any of these actions against the Company could result in significant liability and could have a material adverse effect on the Company's business, results of operations or financial condition.

On March 5, 2008, a former employee commenced an action against the Company in California state court (Evan Johnson v. Zumiez, Inc., et al., Case No. RG08374968, Alameda County Superior Court) alleging that the Company failed to pay all overtime wages owing to him and other employees, failed to provide meal breaks as required by California law, failed to provide employees with proper itemized wage statements (pay stubs) as required by California law, and failed to pay terminated employees waiting time penalties under California Labor Code section 203. On April 28, 2008, plaintiff filed a first amended complaint which adds an additional claim that employees under age 18 worked more hours than permitted by the Labor Code; the first amended complaint also seeks to recover penalties under the Private Attorney General Act for alleged violation of various Labor Code sections. The Company filed an answer to the first amended complaint on May 20, 2008, denying the allegations of the complaint and asserting affirmative defenses. The parties are engaged in discovery. The suit was filed as a putative class action, but no motion requesting certification of the case as a class action has been filed. No trial date has been set. At this early stage of the case, it is not possible to estimate the amount or range of potential loss with any degree of certainty.

Insurance Reserves—The Company is responsible for medical and dental insurance claims up to a specified aggregate amount. The Company maintains a reserve for estimated medical and dental insurance claims based on historical claims experience and other estimated assumptions.

Employment Agreement—The Company has an employment agreement in place with a key employee. The agreement provides that if the Company terminates the employee's employment without cause or if he terminates his employment for good reason, the employee could be entitled to continue to receive his base salary for a time period not to exceed eighteen months.

11. Goodwill and Other Intangible Assets

In connection with the acquisition of Action Concepts Fast Forward, Ltd., on June 24, 2006 the Company recorded goodwill in accordance with SFAS No. 141 "*Business Combinations.*" The Company had $250,000 of cash held in escrow that was payable to Action Concepts Fast Forward, Ltd as of February 2, 2008 and no restricted cash held for the year ended January 31, 2009. The Company recorded $13.2 million of goodwill as the excess of the purchase price of $15.5 million over the fair value of the net amounts assigned to assets acquired and liabilities assumed. In accordance with SFAS No. 142, "*Goodwill and Other Intangible Assets,*" the Company will continue to assess, in accordance with our "goodwill" policy as stated in Note 2, whether goodwill is impaired.

On September 16, 2008 the Company acquired the assets of an Island Snow store from Kodama Incorporated located in Honolulu, Hawaii. In connection with the purchase, the Company entered into a noncompetition agreement for which the Company paid $100,000, and recorded an intangible asset in accordance with SFAS No. 141 "*Business Combinations.*" Under this agreement, Kodama Incorporated agreed not to compete with Zumiez for a period of two years. The Company will amortize the non-compete agreement over the term of the agreement.

12. Employee Benefit Plans

The Zumiez Investment Plan (Z.I.P.) is a qualified plan under Section 401(k) of the Internal Revenue Code. Employees that have been with the Company for a year, work an average of thirty hours a week and are twenty-one or older are eligible to participate in the Z.I.P. The Company's 401(k) matching and profit-sharing contributions are discretionary and are determined annually by the Company. The Company contributed $250,000 to the plan for each of the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007.

The Company offers an Employee Stock Purchase Plan (the "ESPP") for eligible employees to purchase the Company's common stock at a 15% discount of the lesser of fair market value of the stock on the first business day or the last business day of the offering period. The ESPP provides for six month offering periods commencing on October 1 and April 1 of each year. Employees can contribute up to 15% of their pay but may not exceed $25,000 of aggregate stock value in a calendar year. The maximum number of shares an employee may purchase during an offering period is 2,000 shares. Employees are eligible to participate in the ESPP if they work at least 20 hours a week and at least five months in a calendar year.

13. Net Income per Share, Basic and Diluted

Basic net income per share is based on the weighted average number of common shares outstanding during the period. Diluted net income per share is based on the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options, employee stock option funds held to acquire stock and non-vested restricted stock. Potentially anti-dilutive securities not included in the calculation of diluted earnings per share includes options to purchase common stock where the option exercise price is greater than the average market price of the Company's common stock during the period reported. Total common stock options not included in the calculation of diluted earnings per share were 814,175, 130,000, and 40,000 for the years ended January 31, 2009, February 2, 2008, and February 3, 2007, respectively.

13. Net Income per Share, Basic and Diluted (Continued)

The following table sets forth the computation of basic and diluted net income per share (in thousands, except share and per share data):

	Fiscal Year ended		
	February 3, 2007	February 2, 2008	January 31, 2009
Net income	$ 20,856	$ 25,326	$ 17,204
Weighted average common shares for basic net income per share	27,542,891	28,608,818	29,126,889
Dilutive effect of stock options and restricted stock	1,160,146	713,519	567,223
Weighted average common shares for diluted net income per share	28,703,037	29,322,337	29,694,112
Basic net income per share	$ 0.76	$ 0.89	$ 0.59
Diluted net income per share	$ 0.73	$ 0.86	$ 0.58

Options to purchase 814,175 shares of common stock with a weighted average value of $32.54 per share were outstanding at the end of fiscal 2008 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the $14.53 average market price for the Company's common shares.

14. Subsequent Event—Pending Litigation

A putative class action, *Chandra Berg v. Zumiez Inc.*, was filed against the Company in the Los Angeles Superior Court under case number BC408410 on February 25, 2009. The action alleges causes of action for failure to pay overtime wages to present and former store managers in California, failure to provide meal periods and rest breaks to store managers, failure to reimburse retail employees for clothing required by the Company's dress code, failure to reimburse retail employees for business expenses, failure to provide store managers with accurate itemized wage statements, failure to pay terminated store managers all wages due at the time of termination, unfair business practices and declaratory relief. The case has not yet been served on the Company.

EXHIBIT INDEX

3.1	Articles of Incorporation. [Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
3.2	Bylaws. [Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 25, 2008
4.1	Form of Common Stock Certificate of Zumiez Inc. [Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.1	Business Loan Agreement dated May 29, 2003 between Bank of America, N.A. and Zumiez Inc., as modified by Loan Modification Agreement dated September 30, 2004. [Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.2	Lease Agreement between Merrill Creek Holdings, LLC and Zumiez Inc. dated August 2, 2004. [Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.3	Executive Agreement, dated as of November 4, 2002 between Zumiez Inc. and Richard M. Brooks. [Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.4	Carrier Agreement between United Parcel Service Inc. and Zumiez Inc. dated July 4, 2005. [Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2005 as filed on September 13, 2005]
10.5	Zumiez Inc. 1993 Stock Option Plan. [Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.6	Zumiez Inc. 2004 Stock Option Plan. [Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.7	Zumiez Inc. 2005 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.8	Zumiez Inc. 2005 Employee Stock Purchase Plan. [Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.9	Form of Indemnity Agreement between Zumiez Inc. and each of its officers and directors. [Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.10	Limited Liability Company Agreement of Zumiez Holdings LLC. [Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]
10.11	Modification dated May 11, 2005 to Business Loan Agreement dated May 29, 2003 between Bank of America, N.A. and Zumiez Inc., as modified by Loan Modification Agreement dated September 30, 2004. [Incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the period ended July 30, 2005 as filed on September 13, 2005]
10.12	Equity Purchase Agreement with Gerald R. Anderson, Brandon C. Batton, AC Fast Forward LLC and AC Fast Forward Mgt., LLC dated May 16, 2006. [Incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the period ended July 29, 2006 as filed on September 12, 2006]

10.13 Lease Agreement between Merrill Creek Holdings, LLC and Zumiez Inc. dated October 2, 2006. [Incorporated by reference to Exhibit 10.13 to the Company's Form 8-K filed on October 4, 2006]

10.14 Credit Agreement with Wells Fargo HSBC Trade Bank, N.A. dated September 1, 2006. [Incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2006 as filed on December 8, 2006]

21.1 Subsidiaries of the Company. [Incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 filed on October 18, 2005 (file No. 333-129101)]

23.1 Consent of Moss Adams LLP, Independent Registered Public Accounting Firm.

31.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Principal Financial Officer (Principal Accounting Officer) pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certifications of the Principal Executive Officer and Principal Financial Officer (Principal Accounting Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

Copies of Exhibits may be obtained upon request directed to the attention of our Chief Financial Officer, 6300 Merrill Creek Parkway, Suite B, Everett, WA 98203, and are available at the SEC's website found at www.sec.gov.

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